GEORGIA POWER COMPANY






SEC MAIL
RECEIVED
APR 29 2010
SECTION

2009 Annual Report


GEORGIA
POWER
A SOUTHERN COMPANY

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Georgia Power Company 2009 Annual Report

The management of Georgia Power Company (the "Company") is responsible for establishing and maintaining an adequate system of internal control over financial reporting as required by the Sarbanes-Oxley Act of 2002 and as defined in Exchange Act Rule 13a-15(f). A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Under management's supervision, an evaluation of the design and effectiveness of the Company's internal control over financial reporting was conducted based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

This Annual Report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report.



Michael D. Garrett
President and Chief Executive Officer



Ronnie R. Labrato
Executive Vice President, Chief Financial Officer, and Treasurer

February 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Georgia Power Company

We have audited the accompanying balance sheets and statements of capitalization of Georgia Power Company (the "Company") (a wholly owned subsidiary of Southern Company) as of December 31, 2009 and 2008, and the related statements of income, comprehensive income, common stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements (pages 27 to 72) present fairly, in all material respects, the financial position of Georgia Power Company at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Atlanta, Georgia
February 25, 2010

OVERVIEW

Business Activities

Georgia Power Company (the Company) operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located within the State of Georgia and to wholesale customers in the Southeast.

Many factors affect the opportunities, challenges, and risks of the Company's business of selling electricity. These factors include the ability to maintain a constructive regulatory environment, to maintain energy sales given the effects of the recession, and to effectively manage and secure timely recovery of rising costs. These costs include those related to projected long-term demand growth, increasingly stringent environmental standards, and fuel prices. The Company is currently constructing two new nuclear and three new combined cycle generating units. Appropriately balancing required costs and capital expenditures with customer prices will continue to challenge the Company for the foreseeable future. On August 27, 2009, the Georgia Public Service Commission (PSC) approved an accounting order that allows the Company to amortize up to $324 million of its regulatory liability related to other cost of removal obligations over the 18-month period ending December 31, 2010 in lieu of filing a request for a base rate increase. The Company is required to file a general base rate case by July 1, 2010. The Company filed for an adjustment to its fuel cost recovery rate on December 15, 2009. On February 22, 2010, the Company, the Georgia PSC Public Interest Advocacy Staff, and three customer groups entered into a stipulation to resolve the case, subject to approval by the Georgia PSC. A final decision by the Georgia PSC is expected on March 11, 2010. If approved, the new fuel cost recovery rates will go into effect on April 1, 2010.

Key Performance Indicators

In striving to maximize shareholder value while providing cost-effective energy to more than two million customers, the Company continues to focus on several key indicators. These indicators include customer satisfaction, plant availability, system reliability, and net income after dividends on preferred and preference stock. The Company's financial success is directly tied to the satisfaction of its customers. Key elements of ensuring customer satisfaction include outstanding service, high reliability, and competitive prices. Management uses customer satisfaction surveys and reliability indicators to evaluate the Company's results.

Peak season equivalent forced outage rate (Peak Season EFOR) is an indicator of fossil/hydro and nuclear plant availability and efficient generation fleet operations during the months when generation needs are greatest. The rate is calculated by dividing the number of hours of forced outages by total generation hours. The 2009 fossil/hydro Peak Season EFOR of 1.43% was better than the target. The 2009 nuclear Peak Season EFOR of 3.70% was above the target due to an unplanned outage at Plant Hatch. Transmission and distribution system reliability performance is measured by the frequency and duration of outages. Performance targets for reliability are set internally based on historical performance, expected weather conditions, and expected capital expenditures. The 2009 performance was better than the target for these reliability measures.

Net income after dividends on preferred and preference stock is the primary measure of the Company's financial performance. The Company's 2009 results compared to its targets for some of these key indicators are reflected in the following chart:

Key Performance Indicator	2009 Target Performance	2009 Actual Performance
Customer Satisfaction	Top quartile in customer surveys	Top quartile in customer surveys
Peak Season EFOR – fossil/hydro	2.75% or less	1.43%
Peak Season EFOR – nuclear	2.75% or less	3.70%
Net Income	$856 million	$814 million

See RESULTS OF OPERATIONS herein for additional information on the Company's financial performance. The Company's net income target for 2009 was set lower than in the prior year to reflect the economic downturn that began in late 2008; however, the global recession's impacts on energy demand were greater than anticipated. As the recession escalated, management emphasized stringent cost-containment efforts to partially offset the resulting revenue declines and, in lieu of a rate increase, worked with the Georgia PSC to develop the accounting order discussed previously. Although the Company did not meet its target, these efforts provided substantial improvement in the Company's financial condition while consistently demonstrating the Company's commitment to customer service, reliability, and competitive prices.

Earnings

The Company's 2009 net income after dividends on preferred and preference stock totaled $814 million representing an $88.9 million, or 9.8%, decrease from 2008. The decrease was primarily related to lower commercial and industrial base revenues resulting from the recessionary economy and decreased revenues from market-response rates to large commercial and industrial customers that were partially offset by cost containment activities, increased recognition of environmental compliance cost recovery revenues, and the amortization of the regulatory liability related to other cost of removal activities as authorized by the Georgia PSC. See FUTURE EARNINGS POTENTIAL – "PSC Matters – Rate Plans" herein and Note 3 to the financial statements under "Retail Regulatory Matters – Rate Plans" for additional information. The Company's 2008 net income after dividends on preferred and preference stock totaled $903 million representing a $66.8 million, or 8.0%, increase over 2007. The increase was primarily related to increased contributions from market-response rates for large commercial and industrial customers, higher retail base revenues resulting from the retail rate increase effective January 1, 2008 (2007 Retail Rate Plan), and increased allowance for equity funds used during construction. These increases were partially offset by increased depreciation and amortization resulting from more plant in service and changes to depreciation rates. The Company's 2007 earnings totaled $836 million representing a $48.9 million, or 6.2%, increase over 2006. Operating income increased slightly in 2007 primarily due to increased operating revenues from transmission and outdoor lighting and decreased property taxes, partially offset by higher non-fuel operating expenses. Net income increased primarily due to higher allowance for equity funds used during construction and lower income tax expenses resulting from the Company's donation of Tallulah Gorge to the State of Georgia, partially offset by higher financing costs.

RESULTS OF OPERATIONS

A condensed income statement for the Company follows:

	Amount	Increase (Decrease) from Prior Year		
	2009	**2009**	2008	2007
		(in millions)		
Operating revenues	**$ 7,692**	**$(720)**	$ 840	$ 326
Fuel	**2,717**	**(95)**	172	408
Purchased power	**979**	**(426)**	355	(95)
Other operations and maintenance	**1,494**	**(87)**	19	1
Depreciation and amortization	**655**	**18**	126	13
Taxes other than income taxes	**317**	**-**	25	(8)
Total operating expenses	**6,162**	**(590)**	697	319
Operating income	**1,530**	**(130)**	143	7
Total other income and (expense)	**(289)**	**(37)**	5	18
Income taxes	**410**	**(78)**	70	(25)
Net income	**831**	**(89)**	78	50
Dividends on preferred and preference stock	**17**	**-**	11	1
Net income after dividends on preferred and preference stock	**$ 814**	**$ (89)**	$ 67	$ 49

Operating Revenues

Operating revenues in 2009, 2008, and 2007 and the percent of change from the prior year were as follows:

	Amount		
	2009	2008	2007
		(in millions)	
Retail – prior year	**$ 7,287**	$ 6,498	$ 6,206
Estimated change in –			
Rates and pricing	**(64)**	397	(66)
Sales growth (decline)	**(93)**	(21)	46
Weather	**(6)**	(37)	18
Fuel cost recovery	**(212)**	450	294
Retail – current year	**6,912**	7,287	6,498
Wholesale revenues –			
Non-affiliates	**395**	569	538
Affiliates	**112**	286	278
Total wholesale revenues	**507**	855	816
Other operating revenues	**273**	270	258
Total operating revenues	**$ 7,692**	$ 8,412	$ 7,572
Percent change	**(8.6)%**	11.1%	4.5%

Retail base revenues of $3.9 billion in 2009 decreased by $161.8 million, or 3.9%, from 2008 primarily due to lower industrial and commercial base revenues resulting from the recessionary economy and decreased revenues from market-response rates to large commercial and industrial customers. Industrial base revenues decreased $207.1 million, or 27.9%, and commercial base revenues decreased $35.8 million, or 2.1%. These decreases were partially offset by an increase in residential base revenues of $78.4 million, or 4.8%. All customer classes were positively affected by increased recognition of environmental compliance cost recovery revenues. Retail base revenues of $4.1 billion in 2008 increased by $338.3 million, or 9.0%, from 2007 primarily due to an increase in revenues from market-response rates to large commercial and industrial customers, the retail rate increase effective January 1, 2008, and a 0.7% increase in retail customers. The increase was partially offset by a weak economy in the Southeast and less favorable weather impacts in 2008 than in 2007. Retail base revenues were $3.8 billion in 2007. There was not a material change in total retail base revenues compared to 2006, although industrial base revenues decreased $56.5 million, or 8.5%, primarily due to lower sales and a lower contribution from market-response rates for large commercial and industrial customers. This decrease was partially offset by a $31.8 million, or 2.1%, increase in residential base revenues as well as a $22.6 million, or 1.5%, increase in commercial base revenues primarily due to higher sales from favorable weather and customer growth of 1.2%. See "Energy Sales" below for a discussion of changes in the volume of energy sold, including changes related to sales growth (decline) and weather.

Electric rates include provisions to adjust billings for fluctuations in fuel costs, including the energy component of purchased power costs. Under these fuel cost recovery provisions, fuel revenues generally equal fuel expenses, including the fuel component of purchased power, and do not affect net income. See FUTURE EARNINGS POTENTIAL – "PSC Matters – Fuel Cost Recovery" herein for additional information.

Wholesale revenues from sales to non-affiliated utilities were as follows:

	2009	2008	2007
		(in millions)	
Unit power sales –			
Capacity	**$ 43**	$ 40	$ 33
Energy	**26**	44	33
Total	**69**	84	66
Other power sales –			
Capacity and other	**140**	129	158
Energy	**186**	356	314
Total	**326**	485	472
Total non-affiliated	**$395**	$569	$538

Wholesale revenues from sales to non-affiliates will vary depending on the market cost of available energy compared to the cost of the Company and Southern Company system-owned generation, demand for energy within the Southern Company service territory, and availability of Southern Company system generation.

Revenues from unit power sales decreased $15.9 million, or 18.9%, in 2009 primarily due to a 26.0% decrease in kilowatt-hour (KWH) energy sales due to the recessionary economy and generally unfavorable weather. Revenues from unit power sales increased $18.2 million, or 27.4%, in 2008 driven by higher fuel rates and an 8.2% increase in the KWH energy sales primarily related to sales by the Company's generating units when other Southern Company system units were unavailable. Revenues from unit power sales remained relatively constant in 2007. Revenues from other non-affiliated sales decreased by $158.3 million, or 32.7%, in 2009, increased $12.7 million, or 2.7%, in 2008, and decreased $9.6 million, or 2.0%, in 2007. The decrease in 2009 was due to lower natural gas prices and a 49.7% decrease in KWH sales due to the recessionary economy and generally unfavorable weather. The increase in 2008 was primarily driven by the fuel component within non-affiliate wholesale prices which has increased with the effects of higher fuel and purchased power costs. This increase was partially offset by a 9.8% decrease in KWH energy sales and decreased contributions from the emissions allowance component of market-based wholesale rates. The decrease in 2007 was primarily due to a decrease in revenues from large territorial contracts resulting from lower emissions allowance prices.

Wholesale revenues from sales to affiliated companies within the Southern Company system will vary from year to year depending on demand and the availability and cost of generating resources at each company. These affiliated sales and purchases are made in accordance with the Intercompany Interchange Contract (IIC), as approved by the Federal Energy Regulatory Commission (FERC). In 2009, wholesale revenues from sales to affiliates decreased 60.9% due to lower natural gas prices and a 32.2% decrease in KWH sales due to the recessionary economy and generally unfavorable weather. In 2008, KWH energy sales to affiliated companies decreased 28.8% while revenues from sales to affiliates increased 3.0%. In 2007, KWH energy sales to affiliates decreased 5.0% while revenues from sales to affiliates increased 10.0%. The revenue increases in 2008 and 2007 were primarily due to the increased cost of fuel and other marginal generation components of the rates. These transactions do not have a significant impact on earnings since this energy is generally sold at marginal cost.

Other operating revenues remained relatively flat in 2009. Other operating revenues increased $12.3 million, or 4.8%, in 2008 primarily due to a $6.7 million increase in revenues from outdoor lighting resulting from a 15.8% increase in lighting customers and a $7.6 million increase in customer fees resulting from higher rates that went into effect in 2008, partially offset by a $2.2 million decrease in equipment rentals revenue. Other operating revenues increased $22.2 million, or 9.4%, in 2007 primarily due to an $11.6 million increase in transmission revenues due to the increased usage of the Company's transmission system by non-affiliated companies, a $7.9 million increase in revenues from outdoor lighting activities due to a 10% increase in the number of lighting customers, and a $4.0 million increase from customer fees.

Energy Sales

Changes in revenues are influenced heavily by the change in volume of energy sold from year to year. KWH sales for 2009 and the percent change by year were as follows:

	KWH	Percent Change		
	2009	**2009**	2008	2007
	(in billions)			
Residential	**26.3**	**(0.5)%**	(1.6)%	2.4%
Commercial	**32.6**	**(1.4)**	0.0	2.9
Industrial	**21.8**	**(9.7)**	(5.2)	(0.3)
Other	**0.7**	**0.1**	(3.8)	5.6
Total retail	**81.4**	**(3.5)**	(2.1)	1.8
Wholesale				
Non-affiliates	**5.2**	**(46.6)**	(7.8)	(1.0)
Affiliates	**2.5**	**(32.2)**	(28.8)	(5.0)
Total wholesale	**7.7**	**(42.7)**	(14.7)	(2.3)
Total energy sales	**89.1**	**(8.9)%**	(4.0)%	1.1%

Changes in retail energy sales are comprised of changes in electricity usage by customers, changes in weather, and changes in the number of customers.

Residential KWH sales decreased 0.5% in 2009 compared to 2008 primarily due to slightly less favorable weather, partially offset by an increase of 0.2% in residential customers. Commercial and industrial KWH sales decreased 1.4% and 9.7%, respectively, in 2009 compared to 2008 due to the recessionary economy. During 2009, there was a broad decline in demand across all industrial segments, most significantly in the chemical, primary metals, textiles, and stone, clay, and glass sectors.

Residential KWH sales decreased 1.6% in 2008 compared to 2007 primarily due to less favorable weather, partially offset by a 0.7% increase in residential customers. Commercial KWH sales remained flat in 2008 compared to 2007 despite a 0.2% increase in commercial customers. Industrial KWH sales decreased 5.2% in 2008 over 2007 primarily due to reduced demand and closures within the textile and primary and fabricated metal industries, which were a result of the slowing economy that worsened during the fourth quarter 2008.

Residential KWH sales increased 2.4% in 2007 over 2006 due to favorable weather and a 1.3% increase in residential customers. Commercial KWH sales increased 2.9% in 2007 over 2006 primarily due to favorable weather and a 0.3% increase in commercial customers. Industrial KWH sales decreased 0.3% primarily due to reduced demand and closures within the textile industry; however, this was partially offset by a 2.9% increase in the number of industrial customers.

Fuel and Purchased Power Expenses

Fuel costs constitute the single largest expense for the Company. The mix of fuel sources for generation of electricity is determined primarily by demand, the unit cost of fuel consumed, and the availability of generating units. Additionally, the Company purchases a portion of its electricity needs from the wholesale market. Details of the Company's electricity generated and purchased were as follows:

	2009	2008	2007
Total generation *(billions of KWHs)*	**72.4**	80.8	87.0
Total purchased power *(billions of KWHs)*	**20.4**	21.3	18.9
Sources of generation *(percent)* -			
Coal	**67**	74	75
Nuclear	**21**	19	18
Gas	**10**	6	7
Hydro	**2**	1	-
Cost of fuel, generated *(cents per net KWH)* -			
Coal	**4.12**	3.44	2.87
Nuclear	**0.55**	0.51	0.51
Gas	**5.30**	6.90	6.28
Average cost of fuel, generated *(cents per net KWH)**	**3.48**	3.11	2.68
Average cost of purchased power *(cents per net KWH)*	**6.06**	8.10	7.27

*Fuel includes fuel purchased by the Company for tolling agreements where power is generated by the provider and is included in purchased power when determining the average cost of purchased power.

Fuel and purchased power expenses were $3.7 billion in 2009, a decrease of $521.7 million, or 12.4%, below prior year costs. This decrease was due to a $371.2 million decrease related to fewer KWHs generated and purchased primarily due to lower customer demand as a result of the recessionary economy and a $150.5 million decrease in the average cost of purchased power, partially offset by an increase in the average cost of fuel.

Fuel and purchased power expenses were $4.2 billion in 2008, an increase of $526.6 million, or 14.3%, above prior year costs. Substantially all of this increase was due to the higher average cost of fuel and purchased power.

Fuel and purchased power expenses were $3.7 billion in 2007, an increase of $312.9 million, or 9.3%, above prior year costs. This increase was driven by a $414.5 million increase in total energy costs due to the higher average cost of fuel and purchased power, partially offset by a $101.6 million reduction due to fewer KWHs purchased.

Coal prices continued to be influenced by worldwide demand from developing countries, as well as increased mining and fuel transportation costs. While coal prices reached unprecedented high levels in 2008, the recessionary economy pushed prices downward in 2009. However, the lower prices did not fully offset the higher priced coal already in inventory and under long-term contract. Demand for natural gas in the United States also was affected by the recessionary economy leading to significantly lower natural gas prices. During 2009, uranium prices continued to moderate from the highs set during 2007. Worldwide production levels increased in 2009; however, secondary supplies and inventories were still required to meet worldwide reactor demand.

Fuel expenses generally do not affect net income, since they are offset by fuel revenues under the Company's fuel cost recovery provisions. See FUTURE EARNINGS POTENTIAL – "PSC Matters – Fuel Cost Recovery" herein for additional information.

Other Operations and Maintenance Expenses

In 2009, other operations and maintenance expenses decreased $86.7 million, or 5.5%, compared to 2008. The decrease was due to a $46.1 million decrease in power generation, a $28.0 million decrease in transmission and distribution, and a $31.5 million decrease in customer accounting, service, and sales, most of which are related to cost containment activities in an effort to offset the effects of the recessionary economy.

In 2008, other operations and maintenance expenses increased $19.2 million, or 1.2%, compared to 2007. The increase was primarily the result of a $14.7 million increase in the accrual for property damage approved under the 2007 Retail Rate Plan, a $14.6 million increase in scheduled outages and maintenance for fossil generating plants, and a $22.0 million increase related to meter reading, records and collections, and uncollectible account expenses. These increases were partially offset by decreases of $24.7 million related to the timing of transmission and distribution operations and maintenance and $7.4 million related to medical, pension, and other employee benefits. In 2007, the change in other operations and maintenance expenses was immaterial compared to 2006.

Depreciation and Amortization

Depreciation and amortization increased $18.2 million, or 2.9%, in 2009 compared to the prior year primarily due to additional plant in service related to transmission, distribution, and environmental projects, partially offset by the amortization of $41.4 million of the regulatory liability related to other cost of removal obligations as authorized by the Georgia PSC. See FUTURE EARNINGS POTENTIAL – "PSC Matters – Rate Plans" herein, Note 1 to the financial statements under "Depreciation and Amortization," and Note 3 to the financial statements under "Retail Regulatory Matters – Rate Plans" for additional information.

Depreciation and amortization increased $125.8 million, or 24.6%, in 2008 compared to the prior year primarily due to an increase in plant in service related to completed transmission, distribution, and environmental projects, changes in depreciation rates effective January 1, 2008 approved under the 2007 Retail Rate Plan, and the expiration of amortization related to a regulatory liability for purchased power costs under the terms of the retail rate plan for the three years ended December 31, 2007 (2004 Retail Rate Plan).

Depreciation and amortization increased $12.4 million, or 2.5%, in 2007 compared to the prior year primarily due to a 3.4% increase in plant in service related to transmission, distribution, and environmental projects from the prior year. This increase was partially offset by a decrease in amortization of the regulatory liability for purchased power costs as described above.

Taxes Other Than Income Taxes

In 2009, the increase in taxes other than income taxes was immaterial. In 2008, taxes other than income taxes increased $25.1 million, or 8.6%, from the prior year primarily due to higher municipal franchise fees resulting from retail revenue increases during 2008. Taxes other than income taxes decreased $7.7 million, or 2.6%, in 2007 primarily due to the resolution of a dispute regarding property taxes in Monroe County, Georgia.

Allowance for Funds Used During Construction Equity

In 2009, the increase in allowance for funds used during construction (AFUDC) equity was immaterial. AFUDC equity increased $27.1 million, or 39.8%, in 2008 and $36.7 million, or 116.3%, in 2007 primarily due to the increase in construction work in progress balances related to ongoing environmental and transmission projects, as well as three combined cycle generating units at Plant McDonough.

Interest Expense, Net of Amounts Capitalized

In 2009, interest expense, net of amounts capitalized increased $40.5 million, or 11.7%, primarily due to an increase in long-term debt levels resulting from the issuance of additional senior notes and pollution control bonds to fund the Company's ongoing construction program. The increase in interest expense in 2008 was immaterial. Interest expense increased $25.5 million, or 8.0%, in 2007 primarily due to a 13.9% increase in long-term debt levels due to the issuance of additional senior notes and pollution control revenue bonds.

Other Income (Expense), Net

Other income (expense), net increased $7.5 million, or 80.8%, in 2009 primarily related to $2.0 million and $0.9 million increases in customer contracting and income resulting from purchases by large commercial and industrial customers of hedges against market-response rates, respectively, and a decrease of $2.4 million in donations. Other income (expense), net decreased $24.0 million, or 163.0%, in 2008 primarily due to a $12.9 million change in classification of revenues related to a residential pricing program to base retail revenues in 2008 as ordered by the Georgia PSC under the 2007 Retail Rate Plan, as well as decreased revenues of $7.3 million and $2.6 million related to non-operating rental income and customer contracting, respectively. Other income (expense), net increased $5.8 million, or 66.5%, in 2007 primarily due to $4.0 million from land and timber sales.

Income Taxes

Income taxes decreased $77.5 million, or 15.9%, in 2009 primarily due to lower pre-tax income. Income taxes increased $70.0 million, or 16.8%, in 2008 primarily due to increased pre-tax net income and the 2007 Tallulah Gorge donation. This increase was partially offset by an increase in AFUDC equity, which is non-taxable, as well as additional state tax credits and an increase in the federal production activities deduction. Income taxes decreased $24.8 million, or 5.6%, in 2007 primarily due to state and federal deductions for the Company's donation of 2,200 acres in the Tallulah Gorge area to the State of Georgia and higher federal manufacturing deductions.

Effects of Inflation

The Company is subject to rate regulation that is generally based on the recovery of historical and projected costs. The effects of inflation can create an economic loss since the recovery of costs could be in dollars that have less purchasing power. Any adverse effect of inflation on the Company's results of operations has not been substantial.

FUTURE EARNINGS POTENTIAL

General

The Company operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located within the State of Georgia and to wholesale customers in the Southeast. Prices for electricity provided by the Company to retail customers are set by the Georgia PSC under cost-based regulatory principles. Prices for electricity relating to wholesale electricity sales, interconnecting transmission lines, and the exchange of electric power are regulated by the FERC. Retail rates and revenues are reviewed and may be adjusted periodically within certain limitations. See ACCOUNTING POLICIES – "Application of Critical Accounting Policies and Estimates – Electric Utility Regulation" herein and Note 3 to the financial statements under "Retail Regulatory Matters" and "FERC Matters" for additional information about regulatory matters.

The results of operations for the past three years are not necessarily indicative of future earnings potential. The level of the Company's future earnings depends on numerous factors that affect the opportunities, challenges, and risks of the Company's business of selling electricity. These factors include the Company's ability to maintain a constructive regulatory environment that continues to allow for the recovery of prudently incurred costs during a time of increasing costs. Future earnings in the near term will depend, in part, upon maintaining energy sales, which is subject to a number of factors. These factors include weather, competition, new energy contracts with neighboring utilities, energy conservation practiced by customers, the price of electricity, the price elasticity of demand, and the rate of economic growth or decline in the Company's service area. Recessionary conditions have negatively impacted sales and are expected to continue to have a negative impact, particularly to industrial and commercial customers. The timing and extent of the economic recovery will impact future earnings.

Environmental Matters

Compliance costs related to the Clean Air Act and other environmental statutes and regulations could affect earnings if such costs cannot continue to be fully recovered in rates on a timely basis. Environmental compliance spending over the next several years may exceed amounts estimated. Some of the factors driving the potential for such an increase are higher commodity costs, market demand for labor, and scope additions and clarifications. The timing, specific requirements, and estimated costs could also change as environmental statutes and regulations are adopted or modified. Under the 2007 Retail Rate Plan, an environmental compliance cost recovery (ECCR) tariff was implemented on January 1, 2008 to allow for the recovery of most of the costs related to environmental controls mandated by state and federal regulation scheduled for completion between 2008 and 2010. See Note 3 to the financial statements under "Retail Regulatory Matters – Rate Plans" for additional information.

New Source Review Actions

In November 1999, the Environmental Protection Agency (EPA) brought a civil action in the U.S. District Court for the Northern District of Georgia against certain Southern Company subsidiaries, including the Company, alleging that these subsidiaries had violated the New Source Review (NSR) provisions of the Clean Air Act and related state laws at certain coal-fired generating facilities. The action was filed concurrently with the issuance of a notice of violation of the NSR provisions to the Company. After Alabama Power was dismissed from the original action, the EPA filed a separate action in January 2001 against Alabama Power in the U.S. District Court for the Northern District of Alabama. In these lawsuits, the EPA alleges that NSR violations occurred at eight coal-fired generating facilities operated by Alabama Power and the Company. The civil actions request penalties and injunctive relief, including an order requiring installation of the best available control technology at the affected units. The original action, now solely against the Company, has been administratively closed since the spring of 2001, and the case has not been reopened.

In June 2006, the U.S. District Court for the Northern District of Alabama entered a consent decree between Alabama Power and the EPA, resolving a portion of the Alabama Power lawsuit relating to the alleged NSR violations at Plant Miller. In July 2008, the U.S. District Court for the Northern District of Alabama granted partial summary judgment in favor of Alabama Power with respect to its other affected units regarding the proper legal test for determining whether projects are routine maintenance, repair, and replacement and therefore are excluded from NSR permitting. The decision did not resolve the case, which remains ongoing.

The Company believes that it complied with applicable laws and the EPA regulations and interpretations in effect at the time the work in question took place. The Clean Air Act authorizes maximum civil penalties of $25,000 to $37,500 per day, per violation at each generating unit, depending on the date of the alleged violation. An adverse outcome in this matter could require substantial capital expenditures or affect the timing of currently budgeted capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties. Such expenditures could affect future results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates.

Carbon Dioxide Litigation

New York Case

In July 2004, three environmental groups and attorneys general from eight states, each outside of Southern Company's service territory, and the corporation counsel for New York City filed complaints in the U.S. District Court for the Southern District of New York against Southern Company and four other electric power companies. The complaints allege that the companies' emissions of carbon dioxide, a greenhouse gas, contribute to global warming, which the plaintiffs assert is a public nuisance. Under common law public and private nuisance theories, the plaintiffs seek a judicial order (1) holding each defendant jointly and severally liable for creating, contributing to, and/or maintaining global warming and (2) requiring each of the defendants to cap its emissions of carbon dioxide and then reduce those emissions by a specified percentage each year for at least a decade. The plaintiffs have not, however, requested that damages be awarded in connection with their claims. Southern Company believes these claims are without merit and notes that the complaint cites no statutory or regulatory basis for the claims. In September 2005, the U.S. District Court for the Southern District of New York granted Southern Company's and the other defendants' motions to dismiss these cases. The plaintiffs filed an appeal to the U.S. Court of Appeals for the Second Circuit in October 2005 and, on September 21, 2009, the U.S. Court of Appeals for the Second Circuit reversed the district court's ruling, vacating the dismissal of the plaintiffs' claim, and remanding the case to the district court. On November 5, 2009, the defendants, including Southern Company, sought rehearing en banc, and the court's ruling is subject to potential appeal. Therefore, the ultimate outcome of these matters cannot be determined at this time.

Kivalina Case

In February 2008, the Native Village of Kivalina and the City of Kivalina filed a suit in the U.S. District Court for the Northern District of California against several electric utilities (including Southern Company), several oil companies, and a coal company. The plaintiffs are the governing bodies of an Inupiat village in Alaska. The plaintiffs contend that the village is being destroyed by erosion allegedly caused by global warming that the plaintiffs attribute to emissions of greenhouse gases by the defendants. The plaintiffs assert claims for public and private nuisance and contend that some of the defendants have acted in concert and are therefore jointly and severally liable for the plaintiffs' damages. The suit seeks damages for lost property values and for the cost of relocating the village, which is alleged to be $95 million to $400 million. Southern Company believes that these claims are without merit and notes that the complaint cites no statutory or regulatory basis for the claims. On September 30, 2009, the U.S. District Court for the Northern District of California granted the defendants' motions to dismiss the case based on lack of jurisdiction and ruled the claims were barred by the political question doctrine and by the plaintiffs' failure to establish the standard for determining that the defendants' conduct caused the injury alleged. On November 5, 2009, the plaintiffs filed an appeal with the U.S. Court of Appeals for the Ninth Circuit challenging the district court's order dismissing the case. The ultimate outcome of this matter cannot be determined at this time.

Other Litigation

Common law nuisance claims for injunctive relief and property damage allegedly caused by greenhouse gas emissions have become more frequent, and courts have recently determined that private parties and states have standing to bring such claims. For example, on October 16, 2009, the U.S. Court of Appeals for the Fifth Circuit reversed the U.S. District Court for the Southern District of Mississippi's dismissal of private party claims against certain oil, coal, chemical, and utility companies alleging damages as a result of Hurricane Katrina. In reversing the dismissal, the U.S. Court of Appeals for the Fifth Circuit held that plaintiffs have standing to assert their nuisance, trespass, and negligence claims and none of these claims are barred by the political question doctrine. The Company is not currently a party to this litigation but was named as a defendant in an amended complaint which was rendered moot in August 2007 by the U.S. District Court for the Southern District of Mississippi when such court dismissed the original matter. The ultimate outcome of this matter cannot be determined at this time.

Environmental Statutes and Regulations

General

The Company's operations are subject to extensive regulation by state and federal environmental agencies under a variety of statutes and regulations governing environmental media, including air, water, and land resources. Applicable statutes include the Clean Air Act; the Clean Water Act; the Comprehensive Environmental Response, Compensation, and Liability Act; the Resource Conservation and Recovery Act; the Toxic Substances Control Act; the Emergency Planning & Community Right-to-Know Act; the Endangered Species Act; and related federal and state regulations. Compliance with these environmental requirements involves significant capital and operating costs, a major portion of which is expected to be recovered through existing ratemaking provisions. Through 2009, the Company had invested approximately $3.5 billion in capital projects to comply with these requirements, with annual totals of $440 million, $689 million, and $856 million for 2009, 2008, and 2007, respectively. The Company expects that capital expenditures to ensure compliance with existing and new statutes and regulations will be an additional $259 million, $350 million, and $600 million for 2010, 2011, and 2012, respectively. The Company's compliance strategy can be affected by changes to existing environmental laws, statutes, and regulations; the cost, availability, and existing inventory of emissions allowances; and the Company's fuel mix. Environmental costs that are known and estimable at this time are included in capital expenditures discussed under FINANCIAL CONDITION AND LIQUIDITY – "Capital Requirements and Contractual Obligations" herein.

Compliance with any new federal or state legislation or regulations related to global climate change, air quality, coal combustion byproducts, including coal ash, or other environmental and health concerns could also significantly affect the Company. Although new or revised environmental legislation or regulations could affect many areas of the Company's operations, the full impact of any such changes cannot be determined at this time.

Air Quality

Compliance with the Clean Air Act and resulting regulations has been and will continue to be a significant focus for the Company. Through 2009, the Company had spent approximately $3.2 billion in reducing sulfur dioxide (SO_2) and nitrogen oxide (NO_x) emissions and in monitoring emissions pursuant to the Clean Air Act. Additional controls are currently being installed at several plants to further reduce air emissions, maintain compliance with existing regulations, and meet new requirements.

The EPA regulates ground level ozone through implementation of an eight-hour ozone air quality standard. A 20-county area within metropolitan Atlanta is the only location within the Company's service area that is currently designated as nonattainment for the standard, which could require additional reductions in NO_x emissions from power plants. In March 2008, however, the EPA issued a final rule establishing a more stringent eight-hour ozone standard, and on January 6, 2010, the EPA proposed further reductions in the standard. The EPA is expected to finalize the revised standard in August 2010 and require state implementation plans for any nonattainment areas by December 2013. The revised eight-hour ozone standard is expected to result in designation of new nonattainment areas within the Company's service territory.

During 2005, the EPA's annual fine particulate matter nonattainment designations became effective for several areas within the Company's service area. State plans for addressing the nonattainment designations for this standard could require further reductions in SO_2 and NO_x emissions from power plants.

On December 8, 2009, the EPA also proposed revisions to the National Ambient Air Quality Standard for SO_2. The EPA is expected to finalize the revised SO_2 standard in June 2010.

Twenty-eight eastern states, including the State of Georgia, are subject to the requirements of the Clean Air Interstate Rule (CAIR). The rule calls for additional reductions of NO_x and/or SO_2 to be achieved in two phases, 2009/2010 and 2015. In July 2008 and December 2008, the U.S. Court of Appeals for the District of Columbia Circuit issued decisions invalidating certain aspects of CAIR, but left CAIR compliance requirements in place while the EPA develops a revised rule. The State of Georgia has completed its plan to implement CAIR, and emissions reductions are being accomplished by the installation of emissions controls at certain of the Company's coal-fired facilities and/or by the purchase of emissions allowances. The EPA is expected to issue a proposed CAIR replacement rule in July 2010.

The Clean Air Visibility Rule was finalized in July 2005, with a goal of restoring natural visibility conditions in certain areas (primarily national parks and wilderness areas) by 2064. The rule involves the application of Best Available Retrofit Technology (BART) to certain sources built between 1962 and 1977, and any additional emissions reductions necessary for each designated area to achieve reasonable progress toward the natural conditions goal by 2018 and for each ten-year period thereafter. For power plants, the Clean Air Visibility Rule allows states to determine that CAIR satisfies BART requirements for SO_2 and NO_x, and no additional controls beyond CAIR are anticipated to be necessary at any of the Company's facilities. The State of Georgia is currently completing its implementation plan for BART compliance and other measures required to achieve the first phase of reasonable progress.

The EPA is currently developing a Maximum Achievable Control Technology (MACT) rule for coal and oil-fired electric generating units, which will likely address numerous Hazardous Air Pollutants, including mercury. In March 2005, the EPA issued the Clean Air Mercury Rule (CAMR), a cap and trade program for the reduction of mercury emissions from coal-fired power plants. In February 2008, the U.S. Court of Appeals for the District of Columbia Circuit vacated the CAMR. In a separate proceeding in the U.S. District Court for the District of Columbia, the EPA entered into a proposed consent decree that requires the EPA to issue a proposed MACT rule by March 16, 2011 and a final rule by November 16, 2011.

In February 2004, the EPA finalized the Industrial Boiler (IB) MACT rule, which imposed limits on hazardous air pollutants from industrial boilers, including biomass boilers. Compliance with the final rule was scheduled to begin in September 2007; however, in response to challenges to the final rule, the U.S. Court of Appeals for the District of Columbia Circuit vacated the IB MACT rule in its entirety in July 2007 and ordered the EPA to develop a new IB MACT rule. In September 2009, the deadline to promulgate a proposed rule was extended from July 15, 2009 to April 15, 2010, with a final rule required by December 16, 2010. The EPA is currently developing the new rule and may change the methodology to determine the MACT limits for industrial boilers.

The impacts of the eight-hour ozone standards, the fine particulate matter nonattainment designations, and future revisions to CAIR, the SO_2 standard, the Clean Air Visibility Rule, and the MACT rules for electric generating units and industrial boilers on the Company cannot be determined at this time and will depend on the specific provisions of the final rules, resolution of any legal challenges, and the development and implementation of rules at the state level. However, these additional regulations could result in significant additional compliance costs that could affect future unit retirement and replacement decisions and results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates. As a result of these uncertainties, the Company has delayed any further construction activities related to both the installation of emissions control equipment at Plants Branch and Yates and the conversion of Plant Mitchell from coal-fired to biomass-fired.

The Company has developed and continually updates a comprehensive environmental compliance strategy to assess compliance obligations associated with the continuing and new environmental requirements discussed above. As part of this strategy, the Company has already installed a number of SO_2 and NO_x emissions controls and plans to install additional controls within the next several years to ensure continued compliance with applicable air quality requirements. In addition, most units in Georgia are required to install specific emissions controls according to a schedule set forth in the state's Multipollutant Rule, which is designed to reduce emissions of SO_2, NO_x, and mercury in Georgia.

Water Quality

In July 2004, the EPA published final regulations under the Clean Water Act to reduce impingement and entrainment of fish, shellfish, and other forms of aquatic life at existing power plant cooling water intake structures. The use of cost-benefit analysis in the rule was ultimately appealed to the U.S. Supreme Court. On April 1, 2009, the U.S. Supreme Court held that the EPA could consider costs in arriving at its standards and in providing variances from those standards for existing intake structures. The EPA is now in the process of revising the regulations. While the U.S. Supreme Court's decision may ultimately result in greater flexibility for demonstrating compliance with the standards, the full scope of the regulations will depend on further rulemaking by the EPA and the actual requirements established by state regulatory agencies and, therefore, cannot be determined at this time.

On December 28, 2009, the EPA announced its determination that revision of the current effluent guidelines for steam electric power plants is warranted and proposed a plan to adopt such revisions by 2013. New wastewater treatment requirements are expected and may result in the installation of additional controls on certain of the Company's facilities. The impact of revised guidelines will depend on the studies conducted in connection with the rulemaking, as well as the specific requirements of the final rule, and, therefore, cannot be determined at this time.

Environmental Remediation

The Company must comply with other environmental laws and regulations that cover the handling and disposal of waste and releases of hazardous substances. Under these various laws and regulations, the Company could incur substantial costs to clean up properties. The Company conducts studies to determine the extent of any required cleanup and has recognized in its financial statements the costs to clean up known sites. Amounts for cleanup and ongoing monitoring costs were not material for any year presented. The Company may be liable for some or all required cleanup costs for additional sites that may require environmental remediation. See Note 3 to the financial statements under "Environmental Matters – Environmental Remediation" for additional information.

Coal Combustion Byproducts

The EPA is currently evaluating whether additional regulation of coal combustion byproducts is merited under federal solid and hazardous waste laws. The EPA has collected information from the electric utility industry on surface impoundment safety and conducted on-site inspections at two facilities of the Company as part of its evaluation. The Company has a routine and robust inspection program in place to ensure the integrity of its coal ash surface impoundments. The EPA is expected to issue a proposal regarding additional regulation of coal combustion byproducts in early 2010. The impact of these additional regulations on the Company will depend on the specific provisions of the final rule and cannot be determined at this time. However, additional regulations of coal combustion byproducts could have a significant impact on the Company's management, beneficial use, and disposal of such byproducts and could result in significant additional compliance costs that could affect future unit retirement and replacement decisions and results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates. As a result of these uncertainties, the Company has delayed any further construction activities related to both the installation of emissions control equipment at Plants Branch and Yates and the conversion of Plant Mitchell from coal-fired to biomass-fired.

Global Climate Issues

Federal legislative proposals that would impose mandatory requirements related to greenhouse gas emissions, renewable energy standards, and energy efficiency standards continue to be considered in Congress, and the reduction of greenhouse gas emissions has been identified as a high priority by the current Administration. On June 26, 2009, the American Clean Energy and Security Act of 2009 (ACES), which would impose mandatory greenhouse gas restrictions through implementation of a cap and trade program, a renewable energy standard, and other measures, was passed by the House of Representatives. ACES would require reductions of greenhouse gas emissions on a national basis to a level that is 17% below 2005 levels by 2020, 42% below 2005 levels by 2030, and 83% below 2005 levels by 2050. In addition, ACES would provide for renewable energy standards of 6% by 2012 and 20% by 2020. Similar legislation is being considered by the Senate. The financial and operational impact of such legislation, if enacted, will depend on a variety of factors. These factors include the specific greenhouse gas emissions limits or renewable energy requirements, the timing of implementation of these limits or requirements, the level of emissions allowances allocated and the level that must be purchased, the purchase price of emissions allowances, the development and commercial availability of technologies for renewable energy and for the reduction of emissions, the degree to which offsets may be used for compliance, provisions for cost containment (if any), the impact on coal and natural gas prices, and cost recovery through regulated rates. There can be no assurance that any legislation will be enacted or as to the ultimate form of any legislation. Additional or alternative legislation may be adopted as well.

In April 2007, the U.S. Supreme Court ruled that the EPA has authority under the Clean Air Act to regulate greenhouse gas emissions from new motor vehicles. On December 15, 2009, the EPA published a final determination, which became effective on January 14, 2010, that certain greenhouse gas emissions from new motor vehicles endanger public health and welfare due to climate change. On September 28, 2009, the EPA published a proposed rule regulating greenhouse gas emissions from new motor vehicles under the Clean Air Act. The EPA has stated that once this rule is effective, it will cause carbon dioxide and other greenhouse gases to become regulated pollutants under the Prevention of Significant Deterioration (PSD) preconstruction permit program and the Title V operating permit program, which both apply to power plants. As a result, the construction of new facilities or the major modification of existing facilities could trigger the requirement for a PSD permit and the installation of the best available control technology for carbon dioxide and other greenhouse gases. The EPA also published a proposed rule governing how these programs would be applied to stationary sources, including power plants, on October 27, 2009. The EPA has stated that it expects to finalize these proposed rules in March 2010. The ultimate outcome of the endangerment finding and these proposed rules cannot be determined at this time and will depend on additional regulatory action and any legal challenges.

International climate change negotiations under the United Nations Framework Convention on Climate Change also continue. A nonbinding agreement was announced during the most recent round of negotiations in December 2009 that included a pledge from both developed and developing countries to reduce their greenhouse gas emissions. The outcome and impact of the international negotiations cannot be determined at this time.

Although the outcome of federal, state, or international initiatives cannot be determined at this time, mandatory restrictions on the Company's greenhouse gas emissions or requirements relating to renewable energy or energy efficiency on the federal or state level are likely to result in significant additional compliance costs, including significant capital expenditures. These costs could affect future unit retirement and replacement decisions, and could result in the retirement of a significant number of coal-fired generating units. See Item 1 – BUSINESS – "Rate Matters – Integrated Resource Planning" for additional information. Also, additional compliance costs and costs related to unit retirements could affect results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates. Further, higher costs that are recovered through regulated rates could contribute to reduced demand for electricity, which could negatively impact results of operations, cash flows, and financial condition.

In 2008, the total carbon dioxide emissions from the fossil fuel-fired electric generating units owned by the Company were approximately 57 million metric tons. The preliminary estimate of carbon dioxide emissions from these units in 2009 is approximately 48 million metric tons. The level of carbon dioxide emissions from year to year will be dependent on the level of generation and mix of fuel sources, which is determined primarily by demand, the unit cost of fuel consumed, and the availability of generating units.

The Company is actively constructing new generating facilities with lower greenhouse gas emissions. These include two additional nuclear generating units at Plant Vogtle and three combined cycle units at Plant McDonough.

The Company has also proposed the conversion of Plant Mitchell from coal-fired to biomass generation and is currently evaluating the costs and viability of other renewable technologies for the State of Georgia. On February 2, 2010, the Georgia PSC approved the Company's request to delay construction activities related to Plant Mitchell pending the EPA's anticipated issuance of regulations associated with coal combustion byproducts and the IB MACT rule described previously.

PSC Matters

Rate Plans

In December 2007, the Georgia PSC approved the 2007 Retail Rate Plan for the years 2008 through 2010. Under the 2007 Retail Rate Plan, the Company's earnings are evaluated against a retail return on common equity (ROE) range of 10.25% to 12.25%. Retail base rates increased by approximately $100 million effective January 1, 2008 to provide for cost recovery of transmission, distribution, generation, and other investments, as well as increased operating costs. In addition, the ECCR tariff was implemented to allow for the recovery of costs related to environmental projects mandated by state and federal regulations. The ECCR tariff increased rates by approximately $222 million effective January 1, 2008.

In connection with the 2007 Retail Rate Plan, the Company agreed that it would not file for a general base rate increase during this period unless its projected retail ROE falls below 10.25%. The economic recession has significantly reduced the Company's revenues upon which retail rates were set under the 2007 Retail Rate Plan. In June 2009, despite stringent efforts to reduce expenses, the Company's projected retail ROE for both 2009 and 2010 was below 10.25%. However, in lieu of filing to increase customer rates as allowed under the 2007 Retail Rate Plan, on June 29, 2009, the Company filed a request with the Georgia PSC for an accounting order that would allow the Company to amortize up to $324 million of its regulatory liability related to other cost of removal obligations.

On August 27, 2009, the Georgia PSC approved the accounting order. Under the terms of the accounting order, the Company was entitled to amortize up to one-third of the regulatory liability ($108 million) in 2009, limited to the amount needed to earn no more than a 9.75% retail ROE. For the year ended December 31, 2009, the Company amortized $41 million of the regulatory liability. In addition, the Company may amortize up to two-thirds of the regulatory liability ($216 million) in 2010, limited to the amount needed to earn no more than a 10.15% retail ROE. The Company is required to file a general rate case by July 1, 2010, in response to which the Georgia PSC would be expected to determine whether the 2007 Retail Rate Plan should be continued, modified, or discontinued. See Note 3 to the financial statements under "Retail Regulatory Matters – Rate Plans" for additional information.

Fuel Cost Recovery

The Company has established fuel cost recovery rates approved by the Georgia PSC. The Georgia PSC approved increases in the Company's total annual billings of approximately $383 million effective March 1, 2007 and approximately $222 million effective June 1, 2008.

On December 15, 2009, the Company filed for a fuel cost recovery increase with the Georgia PSC. On February 22, 2010, the Company, the Georgia PSC Public Interest Advocacy Staff, and three customer groups entered into a stipulation to resolve the case, subject to approval by the Georgia PSC (the Stipulation). Under the terms of the Stipulation, the Company's annual fuel cost recovery billings will increase by approximately $425 million. In addition, the Company will implement an interim fuel rider, which would allow the Company to adjust its fuel cost recovery rates prior to the next fuel case if the under recovered fuel balance exceeds budget by more than $75 million. The Company is required to file its next fuel case by March 1, 2011. The Georgia PSC is scheduled to vote on the Stipulation on March 11, 2010 with the new fuel rates to become effective April 1, 2010. The ultimate outcome of this matter cannot be determined at this time.

As of December 31, 2009, the Company's under recovered fuel balance totaled approximately $665 million, which if the Stipulation is approved, the Company will recover over 32 months beginning April 1, 2010. Therefore, approximately $373 million of the under recovered regulatory clause revenues for the Company is included in deferred charges and other assets at December 31, 2009.

Fuel cost recovery revenues as recorded on the financial statements are adjusted for differences in actual recoverable costs and amounts billed in current regulated rates. Accordingly, a change in the billing factor has no significant effect on the Company's revenues or net income, but does impact annual cash flow. See Note 1 to the financial statements under "Revenues" and Note 3 to the financial statements under "Retail Regulatory Matters – Fuel Cost Recovery" for additional information.

Legislation

On February 17, 2009, President Obama signed into law the American Recovery and Reinvestment Act of 2009 (ARRA). Major tax incentives in the ARRA include an extension of bonus depreciation and multiple renewable energy incentives, which could have a significant impact on the future cash flow and net income of the Company. The Company estimates the cash flow reduction to 2009 tax payments as a result of the bonus depreciation provisions of the ARRA to be $112 million. On December 8, 2009, President Obama announced proposals to accelerate job growth that include an extension of the bonus depreciation provision for the ARRA for 2010, which could have a significant impact on the future cash flow and net income of the Company.

On October 27, 2009, Southern Company and its subsidiaries received notice that an award of $165 million had been granted, of which $51 million is available to the Company, under the ARRA grant application for transmission and distribution automation and modernization projects pending final negotiations. The Company continues to assess the other financial implications of the ARRA.

The U.S. House of Representatives and the U.S. Senate have passed separate bills related to healthcare reform. Both bills include a provision that would make Medicare Part D subsidy reimbursements taxable. If enacted into law, this provision could have a significant negative impact on the Company's net income. See Note 2 to the financial statements under "Other Postretirement Benefits" for additional information.

The ultimate impact of these matters cannot be determined at this time.

Income Tax Matters

Georgia State Income Tax Credits

The Company's 2005 through 2008 income tax filings for the State of Georgia include state income tax credits for increased activity through Georgia ports. The Company has also filed similar claims for the years 2002 through 2004. The Georgia Department of Revenue (DOR) has not responded to these claims. In July 2007, the Company filed a complaint in the Superior Court of Fulton County to recover the credits claimed for the years 2002 through 2004. An unrecognized tax benefit has been recorded related to these credits. See Note 5 to the financial statements under "Unrecognized Tax Benefits" for additional information. If the Company prevails, these claims could have a significant, and possibly material, positive effect on the Company's net income. If the Company is not successful, payment of the related state tax could have a significant, and possibly material, negative effect on the Company's cash flow. The ultimate outcome of this matter cannot now be determined.

Internal Revenue Code Section 199 Domestic Production Deduction

The American Jobs Creation Act of 2004 created a tax deduction for a portion of income attributable to U.S. production activities as defined in Section 199 of the Internal Revenue Code of 1986, as amended. The deduction is equal to a stated percentage of qualified production activities net income. The percentage is phased in over the years 2005 through 2010 with a 3% rate applicable to the years 2005 and 2006, a 6% rate applicable for the years 2007 through 2009, and a 9% rate thereafter. See Note 5 to the financial statements under "Effective Tax Rate" for additional information.

Construction

Nuclear

On August 26, 2009, the Nuclear Regulatory Commission (NRC) issued an Early Site Permit and Limited Work Authorization to Southern Nuclear, on behalf of the Company, Oglethorpe Power Corporation, the Municipal Electric Authority of Georgia, and the City of Dalton, Georgia, an incorporated municipality in the State of Georgia acting by and through its Board of Water, Light, and Sinking Fund Commissioners (collectively, Owners), related to two additional nuclear units on the site of Plant Vogtle (Plant Vogtle Units 3 and 4). See Note 4 to the financial statements for additional information on these co-owners. In March 2008, Southern Nuclear filed an application with the NRC for a combined construction and operating license (COL) for the new units. If licensed by the NRC, Plant Vogtle Units 3 and 4 are scheduled to be placed in service in 2016 and 2017, respectively.

In April 2008, the Company, acting for itself and as agent for the Owners, and a consortium consisting of Westinghouse Electric Company LLC (Westinghouse) and Stone & Webster, Inc. (collectively, Consortium) entered into an engineering, procurement, and construction agreement to design, engineer, procure, construct, and test two AP1000 nuclear units with electric generating capacity of approximately 1,100 megawatts each and related facilities, structures, and improvements at Plant Vogtle (Vogtle 3 and 4 Agreement).

The Vogtle 3 and 4 Agreement is an arrangement whereby the Consortium supplies and constructs the entire facility with the exception of certain items provided by the Owners. Under the terms of the Vogtle 3 and 4 Agreement, the Owners agreed to pay a purchase price that will be subject to certain price escalations and adjustments, including certain index-based adjustments, as well as adjustments for change orders, and performance bonuses for early completion and unit performance. Each Owner is severally (and not jointly) liable for its proportionate share, based on its ownership interest, of all amounts owed to the Consortium under the Vogtle 3 and 4 Agreement. The Company's proportionate share is 45.7%.

On February 23, 2010, the Company, acting for itself and as agent for the Owners, and the Consortium entered into an amendment to the Vogtle 3 and 4 Agreement. The amendment, which is subject to the approval of the Georgia PSC, replaces certain of the index-based adjustments to the purchase price with fixed escalation amounts.

The Owners and the Consortium have agreed to certain liquidated damages upon the Consortium's failure to comply with the schedule and performance guarantees. The Consortium's liability to the Owners for schedule and performance liquidated damages and warranty claims is subject to a cap.

Certain payment obligations of Westinghouse and Stone & Webster, Inc. under the Vogtle 3 and 4 Agreement are guaranteed by Toshiba Corporation and The Shaw Group, Inc., respectively. In the event of certain credit rating downgrades of any Owner, such Owner will be required to provide a letter of credit or other credit enhancement.

The Owners may terminate the Vogtle 3 and 4 Agreement at any time for their convenience, provided that the Owners will be required to pay certain termination costs and, at certain stages of the work, cancellation fees to the Consortium. The Consortium may terminate the Vogtle 3 and 4 Agreement under certain circumstances, including delays in receipt of the COL or delivery of full notice to proceed, certain Owner suspension or delays of work, action by a governmental authority to permanently stop work, certain breaches of the Vogtle 3 and 4 Agreement by the Owners, Owner insolvency, and certain other events.

On March 17, 2009, the Georgia PSC voted to certify construction of Plant Vogtle Units 3 and 4 at an in-service cost of $6.4 billion. In addition, the Georgia PSC voted to approve the inclusion of the related construction work in progress accounts in rate base.

On April 21, 2009 the Governor of the State of Georgia signed into law the Georgia Nuclear Energy Financing Act that will allow the Company to recover financing costs for nuclear construction projects by including the related construction work in progress accounts in rate base during the construction period. The cost recovery provisions will become effective on January 1, 2011. With respect to Plant Vogtle Units 3 and 4, this legislation allows the Company to recover projected financing costs of approximately $1.7 billion during the construction period beginning in 2011, which reduces the projected in-service cost to approximately $4.4 billion.

On June 15, 2009, an environmental group filed a petition in the Superior Court of Fulton County, Georgia seeking review of the Georgia PSC's certification order and challenging the constitutionality of the Georgia Nuclear Energy Financing Act. The Company believes there is no meritorious basis for this petition and intends to vigorously defend against the requested actions.

On August 27, 2009, the NRC issued letters to Westinghouse revising the review schedules needed to certify the AP1000 standard design for new reactors and expressing concerns related to the availability of adequate information and the shield building design. The shield building protects the containment and provides structural support to the containment cooling water supply. The Company is continuing to work with Westinghouse and the NRC to resolve these concerns. Any possible delays in the AP1000 design certification schedule, including those addressed by the NRC in their letters, are not currently expected to affect the projected commercial operation dates for Plant Vogtle Units 3 and 4.

There are pending technical and procedural challenges to the construction and licensing of Plant Vogtle Units 3 and 4. Similar additional challenges at the state and federal level are expected as construction proceeds.

On August 31, 2009, the Company filed with the Georgia PSC its first semi-annual construction monitoring report for Plant Vogtle Units 3 and 4 for the period ended June 30, 2009 which did not include any proposed change to the estimated construction cost as certified by the Georgia PSC in March 2009. On February 25, 2010, the Georgia PSC approved the expenditures made by the Company pursuant to the certification through June 30, 2009. The Georgia PSC also ordered that in its future semi-annual construction monitoring reports, the Company will report against a total certified cost of approximately $6.1 billion, which is the effective certified amount after giving effect to the Georgia Nuclear Energy Financing Act as described above. The Company will continue to file construction monitoring reports by February 28 and August 31 of each year during the construction period.

The ultimate outcome of these matters cannot be determined at this time.

Other Construction

On August 10, 2009, the Company filed its quarterly construction monitoring report for Plant McDonough Units 4, 5, and 6 for the quarter ended June 30, 2009. On September 30, 2009, the Company amended the report. As amended, the report includes a request for an increase in the certified costs to construct Plant McDonough. The Georgia PSC held a hearing in December 2009 and is scheduled to render its decision on March 16, 2010. The ultimate outcome of this matter cannot be determined at this time.

Other Matters

The Company is involved in various other matters being litigated, regulatory matters, and certain tax-related issues that could affect future earnings. In addition, the Company is subject to certain claims and legal actions arising in the ordinary course of business. The Company's business activities are subject to extensive governmental regulation related to public health and the environment, such as regulation of air emissions and water discharges. Litigation over environmental issues and claims of various types, including property damage, personal injury, common law nuisance, and citizen enforcement of environmental requirements such as opacity and air and water quality standards, has increased generally throughout the United States. In particular, personal injury and other claims for damages caused by alleged exposure to hazardous materials, and common law nuisance claims for injunctive relief and property damage allegedly caused by greenhouse gas and other emissions, have become more frequent. The ultimate outcome of such pending or potential litigation against the Company cannot be predicted at this time; however, for current proceedings not specifically reported herein, management does not anticipate that the liabilities, if any, arising from such current proceedings would have a material adverse effect on the Company's financial statements. See Note 3 to the financial statements for information regarding material issues.

ACCOUNTING POLICIES

Application of Critical Accounting Policies and Estimates

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. Significant accounting policies are described in Note 1 to the financial statements. In the application of these policies, certain estimates are made that may have a material impact on the Company's results of operations and related disclosures. Different assumptions and measurements could produce estimates that are significantly different from those recorded in the financial statements. Senior management has reviewed and discussed the following critical accounting policies and estimates with the Audit Committee of Southern Company's Board of Directors.

Electric Utility Regulation

The Company is subject to retail regulation by the Georgia PSC and wholesale regulation by the FERC. These regulatory agencies set the rates the Company is permitted to charge customers based on allowable costs. As a result, the Company applies accounting standards which require the financial statements to reflect the effects of rate regulation. Through the ratemaking process, the regulators may require the inclusion of costs or revenues in periods different than when they would be recognized by a non-regulated company. This treatment may result in the deferral of expenses and the recording of related regulatory assets based on anticipated future recovery through rates or the deferral of gains or creation of liabilities and the recording of related regulatory liabilities. The application of the accounting standards has a further effect on the Company's financial statements as a result of the estimates of allowable costs used in the ratemaking process. These estimates may differ from those actually incurred by the Company; therefore, the accounting estimates inherent in specific costs such as depreciation, nuclear decommissioning, and pension and postretirement benefits have less of a direct impact on the Company's results of operations than they would on a non-regulated company.

As reflected in Note 1 to the financial statements, significant regulatory assets and liabilities have been recorded. Management reviews the ultimate recoverability of these regulatory assets and liabilities based on applicable regulatory guidelines and accounting principles generally accepted in the United States. However, adverse legislative, judicial, or regulatory actions could materially impact the amounts of such regulatory assets and liabilities and could adversely impact the Company's financial statements.

Contingent Obligations

The Company is subject to a number of federal and state laws and regulations, as well as other factors and conditions that potentially subject it to environmental, litigation, income tax, and other risks. See FUTURE EARNINGS POTENTIAL herein and Note 3 to the financial statements for more information regarding certain of these contingencies. The Company periodically evaluates its exposure to such risks and, in accordance with generally accepted accounting principles (GAAP), records reserves for those matters where a non-tax-related loss is considered probable and reasonably estimable and records a tax asset or liability if it is more likely than not that a tax position will be sustained. The adequacy of reserves can be significantly affected by external events or conditions that can be unpredictable; thus, the ultimate outcome of such matters could materially affect the Company's financial statements. These events or conditions include the following:

- Changes in existing state or federal regulation by governmental authorities having jurisdiction over air quality, water quality, control of toxic substances, hazardous and solid wastes, coal combustion byproducts, including coal ash, and other environmental matters.
- Changes in existing income tax regulations or changes in IRS or Georgia DOR interpretations of existing regulations.
- Identification of additional sites that require environmental remediation or the filing of other complaints in which the Company may be asserted to be a potentially responsible party.
- Identification and evaluation of other potential lawsuits or complaints in which the Company may be named as a defendant.
- Resolution or progression of new or existing matters through the legislative process, the court systems, the IRS, the Georgia DOR, the FERC, or the EPA.

Unbilled Revenues

Revenues related to the retail sale of electricity are recorded when electricity is delivered to customers. However, the determination of KWH sales to individual customers is based on the reading of their meters, which is performed on a systematic basis throughout the month. At the end of each month, amounts of electricity delivered to customers, but not yet metered and billed, are estimated. Components of the unbilled revenue estimates include total KWH territorial supply, total KWH billed, estimated total electricity lost in delivery, and customer usage. These components can fluctuate as a result of a number of factors including weather, generation patterns, and power delivery volume and other operational constraints. These factors can be unpredictable and can vary from historical trends. As a result, the overall estimate of unbilled revenues could be significantly affected, which could have a material impact on the Company's results of operations.

Pension and Other Postretirement Benefits

The Company's calculation of pension and other postretirement benefits expense is dependent on a number of assumptions. These assumptions include discount rates, health care cost trend rates, expected long-term return on plan assets, mortality rates, expected salary and wage increases, and other factors. Components of pension and other postretirement benefits expense include interest and service cost on the pension and other postretirement benefit plans, expected return on plan assets and amortization of certain unrecognized costs and obligations. Actual results that differ from the assumptions utilized are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While the Company believes that the assumptions used are appropriate, differences in actual experience or significant changes in assumptions would affect its pension and other postretirement benefits costs and obligations.

Key elements in determining the Company's pension and other postretirement benefit expense in accordance with GAAP are the expected long-term return on plan assets and the discount rate used to measure the benefit plan obligations and the periodic benefit plan expense for future periods. The expected long-term return on postretirement benefit plan assets is based on the Company's investment strategy, historical experience, and expectations for long-term rates of return that considers external actuarial advice. The Company determines the long-term return on plan assets by applying the long-term rate of expected returns on various asset classes to the Company's target asset allocation. The Company discounts the future cash flows related to its postretirement benefit plans using a single-point discount rate developed from the weighted average of market-observed yields for high quality fixed income securities with maturities that correspond to expected benefit payments.

A 25 basis point change in any significant assumption would result in an $8 million or less change in total benefit expense and a $104 million or less change in projected obligations.

New Accounting Standards

Variable Interest Entities

In June 2009, the Financial Accounting Standards Board issued new guidance on the consolidation of variable interest entities, which replaces the quantitative-based risks and rewards calculation for determining whether an enterprise is the primary beneficiary in a variable interest entity with an approach that is primarily qualitative, requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity, and requires additional disclosures about an enterprise's involvement in variable interest entities. The Company adopted this new guidance effective January 1, 2010, with no material impact on its financial statements.

FINANCIAL CONDITION AND LIQUIDITY

Overview

The Company's financial condition remained stable at December 31, 2009. Throughout the turmoil in the financial markets, the Company has maintained adequate access to capital without drawing on any of its committed bank credit arrangements used to support its commercial paper programs and variable rate pollution control revenue bonds. The Company intends to continue to monitor its access to short-term and long-term capital markets as well as its bank credit arrangements to meet future capital and liquidity needs. Market rates for committed credit increased in 2009, and the Company may continue to be subject to higher costs as its existing facilities are replaced or renewed. Total committed credit fees for the Company average less than ⅜ of 1% per year. See "Sources of Capital" and "Financing Activities" herein for additional information.

The Company's investments in pension and nuclear decommissioning trust funds remained stable in value as of December 31, 2009. The Company expects that the earliest that cash may have to be contributed to the pension trust fund is 2012 and such contribution could be significant; however, projections of the amount vary significantly depending on key variables including future fund performance and cannot be determined at this time. Any changes to funding obligations to the nuclear decommissioning trusts will be determined in connection with the Company's 2010 retail rate case and are not currently expected to be material.

Cash flow from operations totaled $1.4 billion in 2009, a decrease of $310 million from 2008, primarily due to an $89 million decrease in net income, a reduction in deferred revenues of approximately $172 million, a reduction in accrued compensation of approximately $122 million, and an increase in fuel inventory additions of approximately $150 million, partially offset by a reduction in accounts receivable of approximately $210 million. Cash flow from operations totaled $1.7 billion in 2008, an increase of $279 million from 2007, primarily due to higher retail operating revenues partially offset by higher inventory additions. Cash flow from operations in 2007 totaled $1.4 billion, an increase of $249 million from 2006, primarily due to higher retail revenues primarily related to higher fuel cost recovery revenues and less cash used for working capital primarily from lower inventory additions and increases in other current liabilities.

Net cash used for investing activities totaled $2.4 billion, $1.9 billion, and $1.9 billion in 2009, 2008, and 2007, respectively, due to gross property additions primarily related to installation of equipment to comply with environmental standards; construction of generation, transmission, and distribution facilities; and purchase of nuclear fuel. The majority of funds needed for gross property additions for the last several years have been provided from operating activities, capital contributions from Southern Company, and the issuance of debt and preference stock.

Cash provided from financing activities totaled $881 million, $310 million, and $430 million for 2009, 2008, and 2007, respectively. These totals are primarily related to additional issuances of senior notes in all years. The statements of cash flows provide additional details. See "Financing Activities" herein.

Significant balance sheet changes in 2009 include the $1.9 billion increase in total property, plant, and equipment discussed above. Other significant balance sheet changes in 2009 include a $776 million increase in long-term debt to provide funds for the Company's continuous construction program. Significant balance sheet changes in 2008 include a $1.1 billion increase in long-term debt primarily to replace short-term debt and provide funds for the Company's continuous construction program and an increase in total property, plant, and equipment of $1.3 billion. Other significant balance sheet changes in 2008 include a decrease of $1.0 billion in prepaid pension costs, an increase of $908 million in other regulatory assets, and a decrease of $462 million in other regulatory liabilities primarily attributable to the decline in market value of the Company's pension trust fund

The Company's ratio of common equity to total capitalization, including short-term debt, was 47.8% in 2009, 46.5% in 2008, and 47.5% in 2007. The Company has received investment grade credit ratings from the major rating agencies with respect to debt, preferred securities, preferred stock, and preference stock. See "Credit Rating Risk" herein and SELECTED FINANCIAL AND OPERATING DATA for additional information regarding the Company's security ratings.

Sources of Capital

The Company plans to obtain the funds required for construction and other purposes from sources similar to those used in the past, which were primarily from operating cash flows, security issuances, term loans, short-term borrowings, and equity contributions from Southern Company. However, the type and timing of any future financings, if needed, will depend on market conditions, regulatory approvals, and other factors. In addition, on February 16, 2010, the U.S. Department of Energy (DOE) offered the Company a conditional commitment for federal loan guarantees that would apply to future Company borrowings related to Plant Vogtle Units 3 and 4. Any borrowings guaranteed by the DOE would be full recourse to the Company and would be secured by a first priority lien on the Company's ownership interest in Plant Vogtle Units 3 and 4. Total guaranteed borrowings would not exceed 70% of eligible project costs, or approximately $3.4 billion, and are expected to be funded by the Federal Financing Bank. The Company has 90 days to accept the conditional commitment, including obtaining any necessary regulatory approvals. The Company will work with the DOE to finalize the loan guarantees. Final approval and issuance of loan guarantees by the DOE are subject to receipt of the COL for Plant Vogtle Units 3 and 4 from the NRC, negotiation of definitive agreements, completion of due diligence by the DOE, receipt of any necessary regulatory approvals, and satisfaction of other conditions. There can be no assurance that the DOE will issue loan guarantees for the Company. See FUTURE EARNINGS POTENTIAL – "Construction – Nuclear" herein and Note 3 to the financial statements under "Nuclear Construction" for more information on Plant Vogtle Units 3 and 4.

The issuance of long-term securities by the Company is subject to the approval of the Georgia PSC. In addition, the issuance of short-term debt securities by the Company is subject to regulatory approval by the FERC. Additionally, with respect to the public offering of securities, the Company files registration statements with the Securities and Exchange Commission (SEC) under the Securities Act of 1933, as amended. The amounts of securities authorized by the Georgia PSC and the FERC are continuously monitored and appropriate filings are made to ensure flexibility in the capital markets.

The Company obtains financing separately without credit support from any affiliate. See Note 6 to the financial statements under "Bank Credit Arrangements" for additional information. The Southern Company system does not maintain a centralized cash or money pool. Therefore, funds of the Company are not commingled with funds of any other company.

The Company's current liabilities frequently exceed current assets because of the continued use of short-term debt as a funding source for under recovered fuel costs and to meet cash needs which can fluctuate significantly due to the seasonality of the business.

To meet short-term cash needs and contingencies, at December 31, 2009 the Company had credit arrangements with banks totaling $1.7 billion. See Note 6 to the financial statements under "Bank Credit Arrangements" for additional information. In addition, the Company has substantial cash flow from operating activities and access to capital markets, including a commercial paper program, to meet liquidity needs.

At December 31, 2009, bank credit arrangements were as follows:

		Expires	
Total	Unused	2010	2012
	(in millions)		
$1,715	$1,703	$595	$1,120

Of the credit arrangements that expire in 2010, $40 million allow for the execution of term loans for an additional two-year period.

The Company may also meet short-term cash needs through a Southern Company subsidiary organized to issue and sell commercial paper at the request and for the benefit of the Company and the other traditional operating companies. Proceeds from such issuances for the benefit of the Company are loaned directly to the Company and are not commingled with proceeds from issuances for the benefit of any other operating company. The obligations of each company under these arrangements are several; there is no cross affiliate credit support. As of December 31, 2009, the Company had $324 million of outstanding commercial paper.

Financing Activities

In February 2009, the Company issued $500 million aggregate principal amount of Series 2009A 5.95% Senior Notes due February 1, 2039. In December 2009, the Company issued $500 million aggregate principal amount of Series 2009B 4.25% Senior Notes due December 1, 2019. The net proceeds from the sale of these senior notes were used by the Company to repay at maturity $150 million aggregate principal amount of its Series U Floating Rate Senior Notes and $125 million aggregate principal amount of its Series V 4.10% Senior Notes, to redeem $55 million aggregate principal amount of its Series D 5.50% Senior Notes, to repay a portion of its outstanding short-term indebtedness, and for general corporate purposes, including the Company's continuous construction program.

The Company also incurred $416.5 million of obligations related to the issuance of pollution control revenue bonds, the proceeds of which were used to retire $327.3 million of pollution control revenue bonds and to finance the construction of certain solid waste disposal facilities.

During 2009, the Company settled interest rate hedges of $300 million related to the issuance of senior notes at a loss of $19 million. The effective portion of these losses has been deferred in other comprehensive income and is being amortized to interest expense over the life of the original interest rate hedge.

In addition to any financings that may be necessary to meet capital requirements and contractual obligations, the Company plans to continue, when economically feasible, a program to retire higher-cost securities and replace these obligations with lower-cost capital if market conditions permit.

Credit Rating Risk

The Company does not have any credit arrangements that would require material changes in payment schedules or terminations as a result of a credit rating downgrade. There are certain contracts that could require collateral, but not accelerated payment, in the event of a credit rating change to BBB- and/or Baa3 or below. These contracts are for physical electricity purchases and sales, fuel purchases, fuel transportation and storage, emissions allowances, energy price risk management, and construction of new generation facilities. At December 31, 2009, the maximum potential collateral requirements under these contracts at a BBB- and/or Baa3 rating were approximately $32 million. At December 31, 2009, the maximum potential collateral requirements under these contracts at a rating below BBB- and/or Baa3 totaled approximately $1.2 billion. Included in these amounts are certain agreements that could require collateral in the event that one or more Southern Company system power pool participants has a credit rating change to below investment grade. Generally, collateral may be provided by a Southern Company guaranty, letter of credit, or cash. Additionally, any credit rating downgrade could impact the Company's ability to access capital markets, particularly the short-term debt market.

On September 2, 2009, Moody's Investors Service (Moody's) affirmed the credit ratings of the Company's senior unsecured notes and commercial paper of A2/P-1, respectively, and revised the rating outlook to negative. On September 4, 2009, Fitch Ratings, Inc. affirmed the Company's senior unsecured notes and commercial paper ratings of A+/F1, respectively, but revised the Company's rating outlook to negative. On October 6, 2009, Standard and Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. (S&P) affirmed the credit ratings of the Company's senior unsecured notes and its short-term credit rating of A/A-1, respectively, and maintained its stable rating outlook.

Market Price Risk

Due to cost-based rate regulation, the Company has limited exposure to market rate volatility in interest rates, commodity fuel prices, and prices of electricity. To manage the volatility attributable to these exposures the Company nets the exposures,where possible, to take advantage of natural offsets and enters into various derivative transactions for the remaining exposures pursuant to the Company's policies in areas such as counterparty exposure and risk management practices. The Company's policy is that derivatives are to be used primarily for hedging purposes and mandates strict adherence to all applicable risk management policies. Derivative positions are monitored using techniques including, but not limited to, market valuation, value at risk, stress tests, and sensitivity analysis.

To mitigate future exposure to changes in interest rates, the Company enters into forward starting interest rate swaps and other derivatives that have been designated as hedges. These derivatives have a notional amount of $300 million and are related to certain variable rate debt over the next year. The weighted average interest rate on $1.2 billion of outstanding variable rate long-term debt that has not been hedged at January 1, 2010 was 0.23%. If the Company sustained a 100 basis point change in interest rates for all unhedged variable rate long-term debt, the change would affect annualized interest expense by approximately $12 million at January 1, 2010. See Notes 1 and 11 to the financial statements under "Financial Instruments" and "Interest Rate Derivatives," respectively, for additional information.

To mitigate residual risks relative to movements in electricity prices, the Company enters into fixed-price contracts for the purchase and sale of electricity through the wholesale electricity market and, to a lesser extent, into financial hedge contracts for gas purchases.

The changes in fair value of energy-related derivative contracts were as follows at December 31:

	2009 Changes	2008 Changes
	Fair Value	
	(in millions)	
Contracts outstanding at the beginning of the period, assets (liabilities), net	**$ (113)**	$ -
Contracts realized or settled	**150**	(69)
Current period changes[(a)]	**(112)**	(44)
Contracts outstanding at the end of the period, assets (liabilities), net	**$ (75)**	$ (113)

(a) Current period changes also include the changes in fair value of new contracts entered into during the period, if any.

The change in the fair value positions of the energy-related derivative contracts for the year-ended December 31, 2009 was an increase of $38.2 million, substantially all of which is due to natural gas positions. The change is attributable to both the volume of million British thermal units (mmBtu) and the price of natural gas. At December 31, 2009, the Company had a net hedge volume of 70.7 million mmBtu with a weighted average contract cost approximately $1.08 per mmBtu above market prices, and 59.3 million mmBtu at December 31, 2008 with a weighted average contract cost approximately $1.96 per mmBtu above market prices. Substantially all natural gas hedges gains and losses are recovered through the Company's fuel cost recovery mechanism.

At December 31, 2009 and 2008, all of the Company's energy-related derivative contracts were designated as regulatory hedges related to the Company's fuel hedging program. Therefore, gains and losses are initially recorded as regulatory liabilities and assets, respectively, and then are included in fuel expense as they are recovered through the fuel cost recovery mechanism. Gains and losses on energy-related derivative contracts that are not designated or fail to qualify as hedges are recognized in the statements of income as incurred and were not material for any year presented.

The maturities of the energy-related derivative contracts and the level of the fair value hierarchy in which they fall at December 31, 2009 are as follows:

	December 31, 2009 Fair Value Measurements			
	Total	Maturity		
	Fair Value	Year 1	Years 2&3	Years 4&5
			(in millions)	
Level 1	$ -	$ -	$ -	$ -
Level 2	(75)	(47)	(27)	(1)
Level 3	-	-	-	-
Fair value of contracts outstanding at end of period	$ (75)	$ (47)	$ (27)	$ (1)

The Company uses over-the-counter contracts that are not exchange traded but are fair valued using prices which are actively quoted, and thus fall into Level 2. See Note 10 to the financial statements for further discussion on fair value measurement.

The Company is exposed to market price risk in the event of nonperformance by counterparties to the energy-related and interest rate derivative contracts. The Company only enters into agreements and material transactions with counterparties that have investment grade credit ratings by Moody's and S&P or with counterparties who have posted collateral to cover potential credit exposure.

Therefore, the Company does not anticipate market risk exposure from nonperformance by the counterparties. For additional information, see Note 1 to the financial statements under "Financial Instruments" and Note 11 to the financial statements.

Capital Requirements and Contractual Obligations

The construction program of the Company is currently estimated to be $2.5 billion for 2010, $2.4 billion for 2011, and $2.8 billion for 2012. Environmental expenditures included in these estimated amounts are $259 million, $350 million, and $600 million for 2010, 2011, and 2012, respectively. The construction programs are subject to periodic review and revision, and actual construction costs may vary from these estimates because of numerous factors. These factors include: changes in business conditions; revised load growth estimates; changes in environmental statutes and regulations; changes in nuclear plants to meet new regulatory requirements; changes in FERC rules and regulations; Georgia PSC approvals; changes in legislation; the cost and efficiency of construction labor, equipment, and materials; project scope and design changes; and the cost of capital. In addition, there can be no assurance that costs related to capital expenditures will be fully recovered. See Note 3 and Note 7 to the financial statements under "Construction – Nuclear" and "Construction Program," respectively, for additional information.

As a result of requirements by the NRC, the Company has established external trust funds for nuclear decommissioning costs. For additional information, see Note 1 to the financial statements under "Nuclear Decommissioning."

In addition, as discussed in Note 2 to the financial statements, the Company provides postretirement benefits to substantially all employees and funds trusts to the extent required by the Georgia PSC and the FERC.

Other funding requirements related to obligations associated with scheduled maturities of long-term debt and the related interest, preferred and preference stock dividends, leases, derivative obligations, and other purchase commitments are as follows. See Notes 1, 6, 7, and 11 to the financial statements for additional information.

Contractual Obligations

	2010	2011-2012	2013-2014	After 2014	Uncertain Timing [d]	Total
			(in millions)			
Long-term debt[a] –						
Principal	$ 250	$ 611	$ 525	$ 6,597	$ -	$ 7,983
Interest	378	736	670	6,067	-	7,851
Preferred and preference stock dividends[b]	17	35	35	-	-	87
Energy-related derivative obligations[c]	47	27	1	-	-	75
Operating leases	37	54	28	17	-	136
Capital leases	4	9	10	40	-	63
Unrecognized tax benefits and interest[d]	183	-	-	-	18	201
Purchase commitments[e] –						
Capital[f]	2,298	4,984	-	-	-	7,282
Limestone [g]	19	30	32	20	-	101
Coal	2,239	2,609	959	1,533	-	7,340
Nuclear fuel	198	224	171	207	-	800
Natural gas[h]	473	1,028	772	3,414	-	5,687
Purchased power	343	583	472	1,939	-	3,337
Long-term service agreements[i]	14	61	91	550	-	716
Trusts –						
Nuclear decommissioning[j]	3	7	7	53	-	70
Postretirement benefits[k]	31	53	-	-	-	84
Total	$6,534	$ 11,051	$3,773	$ 20,437	$ 18	$ 41,813

(a) All amounts are reflected based on final maturity dates. The Company plans to continue to retire higher-cost securities and replace these obligations with lower-cost capital if market conditions permit. Variable rate interest obligations are estimated based on rates as of January 1, 2010, as reflected in the statements of capitalization. Fixed rates include, where applicable, the effects of interest rate derivatives employed to manage interest rate risk. Excludes capital lease amounts (shown separately).

(b) Preferred and preference stock does not mature; therefore, amounts provided are for the next five years only.

(c) For additional information see Notes 1 and 11 to the financial statements.

(d) The timing related to the realization of $18 million in unrecognized tax benefits and corresponding interest payments cannot be reasonably and reliably estimated due to uncertainties in the timing of the effective settlement of tax positions. Of the total $201 million, $97 million is the estimated cash payment. See Note 3 under "Income Tax Matters" and Note 5 under "Unrecognized Tax Benefits" to the financial statements for additional information.

(e) The Company generally does not enter into non-cancelable commitments for other operations and maintenance expenditures. Total other operations and maintenance expenses for the last three years were $1.5 billion, $1.6 billion, and $1.6 billion, respectively.

(f) The Company forecasts capital expenditures over a three-year period. Amounts represent current estimates of total expenditures, excluding those amounts related to contractual purchase commitments for nuclear fuel. At December 31, 2009, significant purchase commitments were outstanding in connection with the construction program.

(g) As part of the Company's program to reduce sulfur dioxide emissions from its coal plants, the Company has entered into various long-term commitments for the procurement of limestone to be used in flue gas desulfurization equipment.

(h) Natural gas purchase commitments are based on various indices at the time of delivery. Amounts reflected have been estimated based on the New York Mercantile Exchange future prices at December 31, 2009.

(i) Long-term service agreements include price escalation based on inflation indices.

(j) Projections of nuclear decommissioning trust contributions are based on the 2007 Retail Rate Plan and are subject to change in the 2010 retail rate case.

(k) The Company forecasts postretirement trust contributions over a three-year period. The Company expects that the earliest that cash may have to be contributed to the pension trust fund is 2012. The projections of the amount vary significantly depending on key variables including future trust fund performance and cannot be determined at this time. Therefore, no amounts related to the pension trust fund are included in the table. See Note 2 to the financial statements for additional information related to the pension and postretirement plans, including estimated benefit payments. Certain benefit payments will be made through the related trusts. Other benefit payments will be made from the Company's corporate assets.

Cautionary Statement Regarding Forward-Looking Statements

The Company's 2009 Annual Report contains forward-looking statements. Forward-looking statements include, among other things, statements concerning retail sales, retail rates, fuel cost recovery and other rate actions, environmental regulations and expenditures, the Company's projections for postretirement benefit and nuclear decommissioning trust contributions, financing activities, access to sources of capital, the impacts of the adoption of new accounting rules, impacts of the American Recovery and Reinvestment Act of 2009, impact of healthcare legislation, if any, estimated sales and purchases under new power sale and purchase agreements, start and completion of construction projects, and estimated construction and other expenditures. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "should," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," or "continue" or the negative of these terms or other similar terminology. There are various factors that could cause actual results to differ materially from those suggested by the forward-looking statements; accordingly, there can be no assurance that such indicated results will be realized. These factors include:

- the impact of recent and future federal and state regulatory change, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry, implementation of the Energy Policy Act of 2005, environmental laws including regulation of water quality and emissions of sulfur, nitrogen, mercury, carbon, soot, particulate matter, or coal combustion byproducts and other substances, and also changes in tax and other laws and regulations to which the Company is subject, as well as changes in application of existing laws and regulations;
- current and future litigation, regulatory investigations, proceedings, or inquiries, including FERC matters and the pending EPA civil action against the Company;
- the effects, extent, and timing of the entry of additional competition in the markets in which the Company operates;
- variations in demand for electricity, including those relating to weather, the general economy and recovery from the recent recession, population, business growth (and declines), and the effects of energy conservation measures;
- available sources and costs of fuels;
- effects of inflation;
- ability to control costs and avoid cost overruns during the development and construction of facilities;
- investment performance of the Company's employee benefit plans and nuclear decommissioning trusts;
- advances in technology;
- state and federal rate regulations and the impact of pending and future rate cases and negotiations, including rate cases related to fuel and other cost recovery mechanisms;
- regulatory approvals and actions related to the potential Plant Vogtle expansion, including Georgia PSC and NRC approvals and potential DOE loan guarantees;
- internal restructuring or other restructuring options that may be pursued;
- potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed or beneficial to the Company;
- the ability of counterparties of the Company to make payments as and when due and to perform as required;
- the ability to obtain new short- and long-term contracts with wholesale customers;
- the direct or indirect effect on the Company's business resulting from terrorist incidents and the threat of terrorist incidents;
- interest rate fluctuations and financial market conditions and the results of financing efforts, including the Company's credit ratings;
- the ability of the Company to obtain additional generating capacity at competitive prices;
- catastrophic events such as fires, earthquakes, explosions, floods, hurricanes, droughts, pandemic health events such as influenzas, or other similar occurrences;
- the direct or indirect effects on the Company's business resulting from incidents affecting the U.S. electric grid or operation of generating resources;
- the effect of accounting pronouncements issued periodically by standard setting bodies; and
- other factors discussed elsewhere herein and in other reports (including the Form 10-K) filed by the Company from time to time with the SEC.

The Company expressly disclaims any obligation to update any forward-looking statements.

STATEMENTS OF INCOME

For the Years Ended December 31, 2009, 2008, and 2007

Georgia Power Company 2009 Annual Report

	2009	2008	2007
		(in thousands)	
Operating Revenues:			
Retail revenues	**$6,912,403**	$7,286,345	$6,498,003
Wholesale revenues, non-affiliates	**394,538**	568,797	537,913
Wholesale revenues, affiliates	**111,964**	286,219	277,832
Other revenues	**272,835**	270,191	257,904
Total operating revenues	**7,691,740**	8,411,552	7,571,652
Operating Expenses:			
Fuel	**2,716,928**	2,812,417	2,640,526
Purchased power, non-affiliates	**269,136**	442,951	332,064
Purchased power, affiliates	**709,730**	962,100	718,327
Other operations and maintenance	**1,494,192**	1,580,922	1,561,736
Depreciation and amortization	**655,150**	636,970	511,180
Taxes other than income taxes	**316,532**	316,219	291,136
Total operating expenses	**6,161,668**	6,751,579	6,054,969
Operating Income	**1,530,072**	1,659,973	1,516,683
Other Income and (Expense):			
Allowance for equity funds used during construction	**96,788**	95,294	68,177
Interest income	**2,242**	7,219	3,560
Interest expense, net of amounts capitalized	**(385,889)**	(345,415)	(343,461)
Other income (expense), net	**(1,774)**	(9,259)	14,705
Total other income and (expense)	**(288,633)**	(252,161)	(257,019)
Earnings Before Income Taxes	**1,241,439**	1,407,812	1,259,664
Income taxes	**410,013**	487,504	417,521
Net Income	**831,426**	920,308	842,143
Dividends on Preferred and Preference Stock	**17,381**	17,381	6,007
Net Income After Dividends on Preferred and Preference Stock	**$814,045**	$902,927	$836,136

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009, 2008, and 2007
Georgia Power Company 2009 Annual Report

	2009	2008	2007
		(in thousands)	
Operating Activities:			
Net income	$ 831,426	$ 920,308	$ 842,143
Adjustments to reconcile net income			
to net cash provided from operating activities --			
Depreciation and amortization, total	790,581	758,284	616,796
Deferred income taxes	191,382	170,958	(78,010)
Deferred revenues	(48,962)	122,965	4,871
Deferred expenses	(4,281)	1,605	2,950
Allowance for equity funds used during construction	(96,788)	(95,294)	(68,177)
Pension, postretirement, and other employee benefits	(20,032)	(3,243)	8,836
Stock based compensation expense	4,592	4,200	5,977
Hedge settlements	(19,016)	(22,949)	12,121
Insurance cash surrender value	19,742	-	-
Other, net	20,212	(696)	15,600
Changes in certain current assets and liabilities --			
-Receivables	126,758	(82,996)	134,276
-Fossil fuel stock	(241,509)	(91,536)	(1,211)
-Materials and supplies	(6,139)	(20,021)	(32,998)
-Prepaid income taxes	21,067	(14,885)	10,002
-Other current assets	(1,217)	(18,460)	(4,359)
-Accounts payable	(54,328)	(56,126)	22,626
-Accrued taxes	(19,445)	117,524	(33,320)
-Accrued compensation	(100,547)	21,525	(30,039)
-Other current liabilities	24,678	16,788	20,702
Net cash provided from operating activities	1,418,174	1,727,951	1,448,786
Investing Activities:			
Property additions	(2,514,972)	(1,847,953)	(1,765,345)
Investment in restricted cash from pollution control bonds	-	-	(59,525)
Distribution of restricted cash from pollution control revenue bonds	26,849	32,675	-
Nuclear decommissioning trust fund purchases	(989,219)	(419,086)	(448,287)
Nuclear decommissioning trust fund sales	984,340	412,206	441,407
Cost of removal, net of salvage	(56,494)	(62,722)	(47,565)
Change in construction payables, net of joint owner portion	106,008	2,639	24,893
Other investing activities	25,479	(38,198)	(25,478)
Net cash used for investing activities	(2,418,009)	(1,920,439)	(1,879,900)
Financing Activities:			
Decrease in notes payable, net	(33,137)	(358,497)	(17,690)
Proceeds --			
Capital contributions from parent company	931,382	272,894	322,448
Preferred and preference stock	-	-	225,000
Pollution control revenue bonds issuances	416,510	386,485	190,800
Senior notes issuances	1,000,000	1,000,000	1,500,000
Other long-term debt issuances	1,100	301,100	-
Redemptions --			
Pollution control revenue bonds	(327,310)	(335,605)	-
Capital leases	(1,693)	(1,125)	(2,185)
Senior notes	(333,000)	(198,097)	(300,000)
Other long-term debt	-	-	(762,887)
Payment of preferred and preference stock dividends	(17,568)	(17,016)	(3,143)
Payment of common stock dividends	(738,900)	(721,200)	(689,900)
Other financing activities	(15,979)	(19,104)	(32,787)
Net cash provided from financing activities	881,405	309,835	429,656
Net Change in Cash and Cash Equivalents	(118,430)	117,347	(1,458)
Cash and Cash Equivalents at Beginning of Year	132,739	15,392	16,850
Cash and Cash Equivalents at End of Year	$ 14,309	$ 132,739	$ 15,392
Supplemental Cash Flow Information:			
Cash paid during the period for --			
Interest (net of $39,849, $39,807 and $28,668 capitalized, respectively)	$341,003	$309,264	$317,938
Income taxes (net of refunds)	227,778	279,904	456,852

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS
At December 31, 2009 and 2008
Georgia Power Company 2009 Annual Report

Assets	**2009**	2008
	(in thousands)	
Current Assets:		
Cash and cash equivalents	**$ 14,309**	$ 132,739
Restricted cash and cash equivalents	**-**	22,381
Receivables --		
Customer accounts receivable	**486,885**	554,219
Unbilled revenues	**172,035**	147,978
Under recovered regulatory clause revenues	**291,837**	338,780
Joint owner accounts receivable	**146,932**	38,710
Other accounts and notes receivable	**62,758**	59,189
Affiliated companies	**11,775**	13,091
Accumulated provision for uncollectible accounts	**(9,856)**	(10,732)
Fossil fuel stock, at average cost	**726,266**	484,757
Materials and supplies, at average cost	**362,803**	356,537
Vacation pay	**74,566**	71,217
Prepaid income taxes	**132,668**	65,987
Other regulatory assets, current	**76,634**	118,961
Other current assets	**62,651**	63,464
Total current assets	**2,612,263**	2,457,278
Property, Plant, and Equipment:		
In service	**25,120,034**	23,975,262
Less accumulated provision for depreciation	**9,493,068**	9,101,474
Plant in service, net of depreciation	**15,626,966**	14,873,788
Nuclear fuel, at amortized cost	**339,810**	278,412
Construction work in progress	**2,521,091**	1,434,989
Total property, plant, and equipment	**18,487,867**	16,587,189
Other Property and Investments:		
Equity investments in unconsolidated subsidiaries	**66,106**	57,163
Nuclear decommissioning trusts, at fair value	**580,322**	460,430
Miscellaneous property and investments	**38,516**	40,945
Total other property and investments	**684,944**	558,538
Deferred Charges and Other Assets:		
Deferred charges related to income taxes	**608,851**	572,528
Deferred under recovered regulatory clause revenues	**373,245**	425,609
Other regulatory assets, deferred	**1,321,904**	1,449,352
Other deferred charges and assets	**205,492**	265,174
Total deferred charges and other assets	**2,509,492**	2,712,663
Total Assets	**$24,294,566**	$22,315,668

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS

At December 31, 2009 and 2008

Georgia Power Company 2009 Annual Report

Liabilities and Stockholder's Equity	2009	2008
	(in thousands)	
Current Liabilities:		
Securities due within one year	**$ 253,882**	$ 280,443
Notes payable	**323,958**	357,095
Accounts payable --		
Affiliated	**238,599**	260,545
Other	**602,003**	422,485
Customer deposits	**200,103**	186,919
Accrued taxes --		
Accrued income taxes	**548**	70,916
Unrecognized tax benefits	**164,863**	128,712
Other accrued taxes	**290,174**	278,172
Accrued interest	**89,228**	79,432
Accrued vacation pay	**57,662**	57,643
Accrued compensation	**42,756**	135,191
Liabilities from risk management activities	**49,788**	113,432
Other cost of removal obligations, current	**216,000**	-
Other regulatory liabilities, current	**99,807**	60,330
Other current liabilities	**84,319**	75,846
Total current liabilities	**2,713,690**	2,507,161
Long-Term Debt (See accompanying statements)	**7,782,340**	7,006,275
Deferred Credits and Other Liabilities:		
Accumulated deferred income taxes	**3,389,907**	3,064,580
Deferred credits related to income taxes	**133,683**	140,933
Accumulated deferred investment tax credits	**242,496**	256,218
Employee benefit obligations	**923,177**	882,965
Asset retirement obligations	**676,705**	688,019
Other cost of removal obligations	**124,662**	396,947
Other regulatory liabilities, deferred	**1,234**	115,865
Other deferred credits and liabilities	**137,790**	111,505
Total deferred credits and other liabilities	**5,629,654**	5,657,032
Total Liabilities	**16,125,684**	15,170,468
Preferred Stock (See accompanying statements)	**44,991**	44,991
Preference Stock (See accompanying statements)	**220,966**	220,966
Common Stockholder's Equity (See accompanying statements)	**7,902,925**	6,879,243
Total Liabilities and Stockholder's Equity	**$24,294,566**	$22,315,668
Commitments and Contingent Matters (See notes)		

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CAPITALIZATION
At December 31, 2009 and 2008
Georgia Power Company 2009 Annual Report

	2009	2008	2009	2008
	(in thousands)		*(percent of total)*	
Long-Term Debt:				
Long-term debt payable to affiliated trusts --				
5.88% due 2044	**$ 206,186**	$ 206,186		
Long-term notes payable --				
4.10% due 2009	-	125,300		
Variable rate (2.3288% at 1/1/09) due 2009	-	150,000		
Variable rate (0.80% at 1/1/10) due 2010	**250,000**	250,000		
Variable rate (2.95% at 1/1/10) due 2011	**300,000**	300,000		
4.00% to 5.57% due 2011	**102,500**	101,100		
5.125% due 2012	**200,000**	200,000		
4.90% to 6.00% due 2013	**525,000**	525,000		
4.25% to 8.20% due 2015-2048	**4,363,903**	3,421,903		
Total long-term notes payable	**5,741,403**	5,073,303		
Other long-term debt --				
Pollution control revenue bonds:				
1.95% to 5.75% due 2016-2048	**1,134,080**	1,309,190		
Variable rate (0.25% at 1/1/10) due 2011	**8,330**	8,330		
Variable rate (0.18% to 0.30% at 1/1/10)				
due 2016-2049	**892,315**	628,005		
Total other long-term debt	**2,034,725**	1,945,525		
Capitalized lease obligations	**62,805**	67,948		
Unamortized debt discount	**(8,897)**	(6,244)		
Total long-term debt (annual interest				
requirement -- $377.6 million)	**8,036,222**	7,286,718		
Less amount due within one year	**253,882**	280,443		
Long-term debt excluding amount due within one year	**7,782,340**	7,006,275	**48.8%**	49.5%
Preferred and Preference Stock:				
Non-cumulative preferred stock				
$25 par value -- 6.125%				
Authorized - 50,000,000 shares				
Outstanding - 1,800,000 shares	**44,991**	44,991		
Non-cumulative preference stock				
$100 par value -- 6.50%				
Authorized - 15,000,000 shares				
Outstanding - 2,250,000 shares	**220,966**	220,966		
Total preferred and preference stock				
(annual dividend requirement -- $17.4 million)	**265,957**	265,957	**1.7**	1.9
Common Stockholder's Equity:				
Common stock, without par value --				
Authorized: 20,000,000 shares				
Outstanding: 9,261,500 shares	**398,473**	398,473		
Paid-in capital	**4,592,350**	3,655,731		
Retained earnings	**2,932,934**	2,857,789		
Accumulated other comprehensive income (loss)	**(20,832)**	(32,750)		
Total common stockholder's equity	**7,902,925**	6,879,243	**49.5**	48.6
Total Capitalization	**$15,951,222**	$14,151,475	**100.0%**	100.0%

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2009, 2008, and 2007

Georgia Power Company 2009 Annual Report

	Number of Common Shares Issued	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
			(in thousands)			
Balance at December 31, 2006	9,262	$398,473	$3,039,845	$2,529,826	$(11,893)	$5,956,251
Net income after dividends on preferred and preference stock	-	-	-	836,136	-	836,136
Capital contributions from parent company	-	-	334,931	-	-	334,931
Other comprehensive loss	-	-	-	-	(2,000)	(2,000)
Cash dividends on common stock	-	-	-	(689,900)	-	(689,900)
Other	-	-	1	1	-	2
Balance at December 31, 2007	9,262	398,473	3,374,777	2,676,063	(13,893)	6,435,420
Net income after dividends on preferred and preference stock	-	-	-	902,927	-	902,927
Capital contributions from parent company	-	-	280,954	-	-	280,954
Other comprehensive loss	-	-	-	-	(18,857)	(18,857)
Cash dividends on common stock	-	-	-	(721,200)	-	(721,200)
Other	-	-	-	(1)	-	(1)
Balance at December 31, 2008	**9,262**	**398,473**	**3,655,731**	**2,857,789**	**(32,750)**	**6,879,243**
Net income after dividends on preferred and preference stock	-	-	-	**814,045**	-	**814,045**
Capital contributions from parent company	-	-	**936,619**	-	-	**936,619**
Other comprehensive income	-	-	-	-	**11,918**	**11,918**
Cash dividends on common stock	-	-	-	**(738,900)**	-	**(738,900)**
Balance at December 31, 2009	**9,262**	**$398,473**	**$4,592,350**	**$2,932,934**	**$(20,832)**	**$7,902,925**

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2009, 2008, and 2007

Georgia Power Company 2009 Annual Report

	2009	2008	2007
		(in thousands)	
Net income after dividends on preferred and preference stock	**$814,045**	$902,927	$836,136
Other comprehensive income (loss):			
Qualifying hedges:			
Changes in fair value, net of tax of $(1,133), $(13,150), and $(1,831), respectively	**(1,826)**	(20,846)	(2,938)
Reclassification adjustment for amounts included in net income, net of tax of $8,651, $1,255, and $278, respectively	**13,744**	1,989	441
Marketable securities:			
Change in fair value, net of tax of $-, $-, and $291, respectively	**-**	-	497
Total other comprehensive income (loss)	**11,918**	(18,857)	(2,000)
Comprehensive Income	**$825,963**	$884,070	$834,136

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Georgia Power Company (the Company) is a wholly owned subsidiary of Southern Company, which is the parent company of four traditional operating companies, Southern Power Company (Southern Power), Southern Company Services, Inc. (SCS), Southern Communications Services, Inc. (SouthernLINC Wireless), Southern Company Holdings, Inc. (Southern Holdings), Southern Nuclear Operating Company, Inc. (Southern Nuclear), and other direct and indirect subsidiaries. The traditional operating companies – Alabama Power Company (Alabama Power), the Company, Gulf Power Company (Gulf Power), and Mississippi Power Company (Mississippi Power) – provide electric service in four Southeastern states. The Company operates as a vertically integrated utility providing electricity to retail customers within its traditional service area located within the State of Georgia and to wholesale customers in the Southeast. Southern Power constructs, acquires, owns, and manages generation assets and sells electricity at market-based rates in the wholesale market. SCS, the system service company, provides at cost, specialized services to Southern Company and its subsidiary companies. SouthernLINC Wireless provides digital wireless communications for use by Southern Company and its subsidiary companies and also markets these services to the public, and provides fiber cable services within the Southeast. Southern Holdings is an intermediate holding company subsidiary for Southern Company's investments in leveraged leases and various other energy-related businesses. Southern Nuclear operates and provides services to Southern Company's nuclear power plants, including the Company's Plants Hatch and Vogtle.

The equity method is used for subsidiaries in which the Company has significant influence but does not control and for variable interest entities where the Company is not the primary beneficiary. Certain prior years' data presented in the financial statements have been reclassified to conform to the current year presentation.

The Company is subject to regulation by the Federal Energy Regulatory Commission (FERC) and the Georgia Public Service Commission (PSC). The Company follows accounting principles generally accepted in the United States and complies with the accounting policies and practices prescribed by its regulatory commissions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates, and the actual results may differ from those estimates.

Affiliate Transactions

The Company has an agreement with SCS under which the following services are rendered to the Company at direct or allocated cost: general and design engineering, purchasing, accounting and statistical analysis, finance and treasury, tax, information resources, marketing, auditing, insurance and pension administration, human resources, systems and procedures, digital wireless communications, and other services with respect to business and operations and power pool operations. Costs for these services amounted to $506 million in 2009, $490 million in 2008, and $449 million in 2007. Cost allocation methodologies used by SCS were approved by the Securities and Exchange Commission prior to the repeal of the Public Utility Holding Company Act of 1935, as amended, and management believes they are reasonable. The FERC permits services to be rendered at cost by system service companies.

The Company has an agreement with Southern Nuclear under which the following nuclear-related services are rendered to the Company at cost: general executive and advisory services, general operations, management and technical services, administrative services including procurement, accounting, employee relations, systems and procedures services, strategic planning and budgeting services, and other services with respect to business and operations. Costs for these services amounted to $398 million in 2009, $410 million in 2008, and $380 million in 2007.

The Company had an agreement with Southern Power under which the Company operated and maintained Southern Power's Plants Dahlberg, Franklin, and Wansley at cost. In August 2007, that agreement was terminated and replaced with a service agreement under which the Company provides to Southern Power specifically requested services. Billings under these agreements with Southern Power amounted to $0.5 million in 2009, $1.9 million in 2008, and $6.8 million in 2007.

Southern Company's 30% ownership interest in Alabama Fuel Products, LLC (AFP), which produced synthetic fuel, was terminated in July 2006. The Company had an agreement with an indirect subsidiary of Southern Company that provided services for AFP. Under this agreement, the Company provided certain accounting functions, including processing and paying fuel transportation invoices, and the Company was reimbursed for its expenses. Amounts billed under this agreement totaled approximately $85 million in 2007. In addition, the Company purchased synthetic fuel from AFP for use at Plant Branch. Synthetic fuel purchases totaled $278 million in 2007. The related party transactions and synthetic fuel purchases were terminated as of December 31, 2007.

The Company has entered into several power purchase agreements (PPA) with Southern Power for capacity and energy. Expenses associated with these PPAs were $411 million, $480 million, and $440 million in 2009, 2008, and 2007, respectively. Additionally, the Company had $24 million and $25 million of prepaid capacity expenses included in deferred charges and other assets in the balance sheets at December 31, 2009 and 2008, respectively. See Note 7 under "Purchased Power Commitments" for additional information.

The Company has an agreement with Gulf Power under which Gulf Power jointly owns a portion of Plant Scherer. Under this agreement, the Company operates Plant Scherer and Gulf Power reimburses the Company for its proportionate share of the related non-fuel expenses, which were $3.9 million in 2009, $8.1 million in 2008, and $5.1 million in 2007. See Note 4 for additional information.

The Company provides incidental services to and receives such services from other Southern Company subsidiaries which are generally minor in duration and amount. The Company neither provided nor received any significant services to or from affiliates in 2009, 2008, or 2007.

Also see Note 4 for information regarding the Company's ownership in and a PPA with Southern Electric Generating Company (SEGCO) and Note 5 for information on certain deferred tax liabilities due to affiliates.

The traditional operating companies, including the Company, and Southern Power may jointly enter into various types of wholesale energy, natural gas, and certain other contracts, either directly or through SCS as agent. Each participating company may be jointly and severally liable for the obligations incurred under these agreements. See Note 7 under "Fuel Commitments" for additional information.

Regulatory Assets and Liabilities

The Company is subject to the provisions of the Financial Accounting Standards Board in accounting for the effects of governmental regulation. Regulatory assets represent probable future revenues associated with certain costs that are expected to be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are expected to be credited to customers through the ratemaking process.

Regulatory assets and (liabilities) reflected in the Company's balance sheets at December 31 relate to the following:

	2009	2008	Note
	(in millions)		
Deferred income tax charges	**$ 609**	$ 573	(a)
Loss on reacquired debt	**157**	165	(b)
Vacation pay	**75**	71	(c, h)
Underfunded retiree benefit plans	**952**	921	(e, h)
Fuel-hedging (realized and unrealized) losses	**82**	130	(f)
Building leases	**47**	49	(i)
Generating plant outage costs	**39**	45	(j)
Other regulatory assets	**49**	98	(d)
Asset retirement obligations	**116**	209	(a, h)
Other cost of removal obligations	**(341)**	(397)	(a)
Deferred income tax credits	**(134)**	(141)	(a)
Environmental compliance cost recovery	**(96)**	(135)	(g)
Other regulatory liabilities	**(1)**	(15)	(b, d, f)
Total assets (liabilities), net	**$1,554**	$1,573	

Note: The recovery and amortization periods for these regulatory assets and (liabilities) are as follows:

(a) Asset retirement and deferred income tax assets are recovered, and deferred tax liabilities are amortized over the related property lives, which may range up to 60 years. Asset retirement and other cost of removal liabilities will be settled and trued up following completion of the related activities. Other cost of removal obligations include $216 million that may be amortized during 2010. See Note 3 under "Retail Regulatory Matters – Rate Plans" for additional information.

(b) Recovered over either the remaining life of the original issue or, if refinanced, over the life of the new issue which may range up to 50 years.

(c) Recorded as earned by employees and recovered as paid, generally within one year.

(d) Recorded and recovered or amortized as approved by the Georgia PSC over periods not exceeding three years.

(e) Recovered and amortized over the average remaining service period which may range up to 15 years. See Note 2 for additional information.

(f) Fuel-hedging assets and liabilities are recorded over the life of the underlying hedged purchase contracts, which generally do not exceed 42 months. Upon final settlement, costs are recovered through the Company's fuel cost recovery mechanism.

(g) This balance represents deferred revenue associated with the environmental compliance cost recovery (ECCR) tariff established in the 2007 Retail Rate Plan (as defined below). The recovery of the forecasted environmental compliance costs was levelized to collect equal annual amounts between January 1, 2008 and December 31, 2010 under the tariff.

(h) Not earning a return as offset in rate base by a corresponding asset or liability.

(i) See Note 6 under "Capital Leases." Recovered over the remaining lives of the buildings through 2026.

(j) See "Property, Plant, and Equipment." Recovered over the respective operating cycles, which range from 18 months to 10 years.

In the event that a portion of the Company's operations is no longer subject to applicable accounting rules for rate regulation, the Company would be required to write off or reclassify to accumulated other comprehensive income related regulatory assets and liabilities that are not specifically recoverable through regulated rates. In addition, the Company would be required to determine if any impairment to other assets, including plant, exists and write down the assets, if impaired, to their fair value. All regulatory assets and liabilities are reflected in rates.

Revenues

Energy and other revenues are recognized as services are provided. Unbilled revenues are accrued at the end of each fiscal period. Electric rates for the Company include provisions to adjust billings for fluctuations in fuel costs and the energy component of purchased power costs, and certain other costs. Revenues are adjusted for differences between the actual recoverable costs and amounts billed in current regulated rates.

Retail fuel cost recovery rates require periodic filings with the Georgia PSC. See Note 3 under "Retail Regulatory Matters – Fuel Cost Recovery" for information on the Company's current fuel case proceeding.

The Company has a diversified base of customers. No single customer or industry comprises 10% or more of revenues. For all periods presented, uncollectible accounts averaged less than 1% of revenues.

Fuel Costs

Fuel costs are expensed as the fuel is used. Fuel expense includes the cost of purchased emissions allowances as they are used. Fuel expense also includes the amortization of the cost of nuclear fuel and a charge, based on nuclear generation, for the permanent disposal of spent nuclear fuel. See Note 3 under "Nuclear Fuel Disposal Costs" for additional information.

Income and Other Taxes

The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences. Investment tax credits utilized are deferred and amortized to income over the average life of the related property. Taxes that are collected from customers on behalf of governmental agencies to be remitted to these agencies are presented net on the statements of income.

In accordance with accounting standards related to the uncertainty in income taxes, the Company recognizes tax positions that are "more likely than not" of being sustained upon examination by the appropriate taxing authorities. See Note 5 under "Unrecognized Tax Benefits" for additional information.

Property, Plant, and Equipment

Property, plant, and equipment is stated at original cost, less regulatory disallowances and impairments. Original cost includes: materials; labor; minor items of property; appropriate administrative and general costs; payroll-related costs such as taxes, pensions, and other benefits; and the interest capitalized and/or cost of funds used during construction.

The Company's property, plant, and equipment consisted of the following at December 31:

	2009	2008
	(in millions)	
Generation	**$ 12,185**	$ 11,478
Transmission	**3,891**	3,764
Distribution	**7,603**	7,409
General	**1,413**	1,296
Plant acquisition adjustment	**28**	28
Total plant in service	**$ 25,120**	$ 23,975

The cost of replacements of property, exclusive of minor items of property, is capitalized. The cost of maintenance, repairs, and replacement of minor items of property is charged to maintenance expense as incurred or performed with the exception of certain generating plant maintenance costs. As mandated by the Georgia PSC, the Company defers and amortizes nuclear refueling outage costs over the unit's operating cycle. The refueling cycles are 18 and 24 months for Plants Vogtle and Hatch, respectively. Also, in accordance with the Georgia PSC, the Company defers the costs of certain significant inspection costs for the combustion turbines at Plant McIntosh and amortizes such costs over 10 years, which approximates the expected maintenance cycle.

Depreciation and Amortization

Depreciation of the original cost of utility plant in service is provided primarily by using composite straight-line rates, which approximated 3.0% in 2009, 2.9% in 2008, and 2.6% in 2007. Depreciation studies are conducted periodically to update the composite rates that are approved by the Georgia PSC. Effective January 1, 2008, the Company's depreciation rates were revised by the Georgia PSC.

When property subject to depreciation is retired or otherwise disposed of in the normal course of business, its original cost, together with the cost of removal, less salvage, is charged to accumulated depreciation. For other property dispositions, the applicable cost and accumulated depreciation is removed from the balance sheet accounts and a gain or loss is recognized. Minor items of property included in the original cost of the plant are retired when the related property unit is retired.

Under the Company's retail rate plan for the three years ended December 31, 2007 (2004 Retail Rate Plan), the Company was ordered to recognize Georgia PSC–certified capacity costs in rates evenly over the three years covered by the 2004 Retail Rate Plan. The Company recorded credits to amortization of $19 million in 2007. The retail rate plan for the three years ending December 31, 2010 (2007 Retail Rate Plan) did not include a similar order.

On August 27, 2009, the Georgia PSC approved an accounting order allowing the Company to amortize up to $324 million of its regulatory liability related to other cost of removal obligations. See Note 3 under "Retail Regulatory Matters – Rate Plans" for additional information.

Asset Retirement Obligations and Other Costs of Removal

Asset retirement obligations are computed as the present value of the ultimate costs for an asset's future retirement and are recorded in the period in which the liability is incurred. The costs are capitalized as part of the related long-lived asset and depreciated over the asset's useful life. The Company has received accounting guidance from the Georgia PSC allowing the continued accrual of other future retirement costs for long-lived assets that the Company does not have a legal obligation to retire. Accordingly, the accumulated removal costs for these obligations are reflected in the balance sheets as a regulatory liability. See Note 3 under "Retail Regulatory Matters – Rate Plans" for additional information related to the Company's cost of removal regulatory liability.

The liability recognized to retire long-lived assets primarily relates to the Company's nuclear facilities, which include the Company's ownership interests in Plants Hatch and Vogtle. The fair value of assets legally restricted for settling retirement obligations related to nuclear facilities as of December 31, 2009 was $580 million. In addition, the Company has retirement obligations related to various landfill sites, ash ponds, underground storage tanks, and asbestos removal. The Company also has identified retirement obligations related to certain transmission and distribution facilities, leasehold improvements, equipment on customer property, and property associated with the Company's rail lines. However, liabilities for the removal of these assets have not been recorded because the range of time over which the Company may settle these obligations is unknown and cannot be reasonably estimated. The Company will continue to recognize in the statements of income the allowed removal costs in accordance with its regulatory treatment. Any difference between costs recognized in accordance with accounting standards related to asset retirement and environmental obligations and those reflected in rates are recognized as either a regulatory asset or liability in the balance sheets as ordered by the Georgia PSC. See "Nuclear Decommissioning" herein for further information on amounts included in rates.

Details of the asset retirement obligations included in the balance sheets are as follows:

	2009	2008
	(in millions)	
Balance beginning of year	**$ 690**	$ 664
Liabilities incurred	**2**	4
Liabilities settled	**(7)**	(1)
Accretion	**44**	41
Cash flow revisions	**(48)**	(18)
Balance end of year	**$ 681**	$ 690

Nuclear Decommissioning

The Nuclear Regulatory Commission (NRC) requires licensees of commercial nuclear power reactors to establish a plan for providing reasonable assurance of funds for future decommissioning. The Company has external trust funds (the Funds) to comply with the NRC's regulations. Use of the Funds is restricted to nuclear decommissioning activities and the Funds are managed and invested in accordance with applicable requirements of various regulatory bodies, including the NRC, the FERC, and the Georgia PSC, as well as the Internal Revenue Service (IRS). The Funds are required to be held by one or more trustees with an individual net worth of at least $100 million. The FERC requires the Funds' managers to exercise the standard of care in investing that a "prudent investor" would use in the same circumstances. The FERC regulations also require, except for investments tied to market indices or other mutual funds, that the Funds' managers may not invest in any securities of the utility for which it manages funds or its affiliates. In addition, the NRC prohibits investments in securities of power reactor licensees. While the Company is allowed to prescribe an overall investment policy to the Funds' managers, the Company is not allowed to engage in the day-to-day management of the Funds or to mandate individual investment decisions. Day-to-day management of the investments in the Funds is delegated to unrelated third party managers with oversight by the Company's management. The Funds' managers are authorized, within broad limits, to actively buy and sell securities at their own discretion in order to maximize the return on the Funds' investments. The Funds are invested in a tax-efficient manner in a diversified mix of equity and fixed income securities and are reported as trading securities.

The Company records the investment securities held in the Funds at fair value, as disclosed in Note 10. Gains and losses, whether realized, unrealized, or identified as other-than-temporary, are recorded in the regulatory liability for asset retirement obligations in the balance sheets and are not included in net income or other comprehensive income. Fair value adjustments, realized gains, and other-than-temporary impairment losses are determined on a specific identification basis.

At December 31, 2009, investment securities in the Funds totaled $580.0 million consisting of equity securities of $428.6 million, debt securities of $138.0 million, and $13.4 million of other securities. At December 31, 2008, investment securities in the Funds totaled $459.1 million, consisting of equity securities of $261.4 million, debt securities of $187.3 million, and $10.4 million of other securities. These amounts exclude receivables related to investment income and pending investment sales, and payables related to pending investment purchases.

Sales of the securities held in the Funds resulted in cash proceeds of $984.3 million, $412.2 million, and $441.4 million in 2009, 2008, and 2007, respectively, all of which were re-invested. For 2009, fair value increases, including reinvested interest and dividends and excluding expenses, were $118.7 million, of which $117.8 million relates to securities held in the Funds at December 31, 2009. For 2008, fair value reductions, including reinvested interest and dividends and excluding expenses, were $(143.9) million. Realized gains and other-than-temporary impairment losses were $43.7 million and $(39.1) million, respectively, in 2007. While the investment securities held in the Funds are reported as trading securities, the Funds continue to be managed with a long-term focus. Accordingly, all purchases and sales within the Funds are presented separately in the statement of cash flows as investing cash flows, consistent with the nature of and purpose for which the securities were acquired.

The NRC's minimum external funding requirements are based on a generic estimate of the cost to decommission only the radioactive portions of a nuclear unit based on the size and type of reactor. The Company has filed plans with the NRC designed to ensure that, over time, the deposits and earnings of the external trust funds will provide the minimum funding amounts prescribed by the NRC.

Site study cost is the estimate to decommission a specific facility as of the site study year. The estimated costs of decommissioning are based on the most current study performed in 2009. The site study costs and accumulated provisions for decommissioning as of December 31, 2009 based on the Company's ownership interests were as follows:

	Plant Hatch	Plant Vogtle
Decommissioning periods:		
Beginning year	2034	2047
Completion year	2063	2067
Site study costs:	*(in millions)*	
Radiated structures	$ 583	$ 500
Non-radiated structures	46	71
Total site study costs	$ 629	$ 571
Accumulated provision	$ 360	$ 206

The decommissioning periods and site study costs for Plant Vogtle reflect the extended operating license approved by the NRC on June 3, 2009. The decommissioning cost estimates are based on prompt dismantlement and removal of the plant from service. The actual decommissioning costs may vary from these estimates because of changes in the assumed date of decommissioning, changes in NRC requirements, or changes in the assumptions used in making these estimates.

For ratemaking purposes, the Company's decommissioning costs are based on the NRC generic estimate to decommission the radioactive portion of the facilities. The annual decommissioning costs for ratemaking were $7 million for Plant Vogtle for 2007. Under the 2007 Retail Rate Plan, effective for the years 2008 through 2010, the annual decommissioning cost for ratemaking is $3 million for Plant Vogtle. Based on estimates approved in the 2007 Retail Rate Plan, the Company projected the external trust funds for Plant Hatch would be adequate to meet the decommissioning obligations with no further contributions. The NRC estimates are $531 million and $366 million for Plants Hatch and Vogtle, respectively. Significant assumptions used to determine the costs for ratemaking include an estimated inflation rate of 2.9% and an estimated trust earnings rate of 4.9%. The Company expects the Georgia PSC to periodically review and adjust, if necessary, the amounts collected in rates for nuclear decommissioning costs.

Allowance for Funds Used During Construction (AFUDC) and Interest Capitalized

In accordance with regulatory treatment, the Company records AFUDC, which represents the estimated debt and equity costs of capital funds that are necessary to finance the construction of new facilities. While cash is not realized currently from such allowance, it increases the revenue requirement over the service life of the plant through a higher rate base and higher depreciation. The equity component of AFUDC is not included in calculating taxable income. For the years 2009, 2008, and 2007, the average AFUDC rates were 8.0%, 8.2%, and 8.4%, respectively, and AFUDC capitalized was $136.6 million, $135.1 million, and $96.8 million, respectively. AFUDC, net of taxes, was 14.9%, 13.3%, and 10.3% of net income after dividends on preferred and preference stock for 2009, 2008, and 2007, respectively.

Impairment of Long-Lived Assets and Intangibles

The Company evaluates long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on either a specific regulatory disallowance or an estimate of undiscounted future cash flows attributable to the assets, as compared with the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by either the amount of regulatory disallowance or by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value. For assets identified as held for sale, the carrying value is compared to the estimated fair value less the cost to sell to determine if an impairment loss is required. Until the assets are disposed of, their estimated fair value is re-evaluated when circumstances or events change.

Storm Damage Reserve

The Company maintains a reserve for property damage to cover the cost of damages from major storms to its transmission and distribution lines and the cost of uninsured damages to its generation facilities and other property as mandated by the Georgia PSC. In 2007, the Company accrued $6.6 million annually that was recoverable through base rates. Effective January 1, 2008, the Company is accruing $21.4 million annually under the 2007 Retail Rate Plan. The Company expects the Georgia PSC to periodically review and adjust, if necessary, the amounts collected in rates for storm damage costs.

Cash and Cash Equivalents

For purposes of the financial statements, temporary cash investments are considered cash equivalents. Temporary cash investments are securities with original maturities of 90 days or less.

Materials and Supplies

Generally, materials and supplies include the average costs of transmission, distribution, and generating plant materials. Materials are charged to inventory when purchased and then expensed or capitalized to plant, as appropriate, at weighted average cost when installed.

Fuel Inventory

Fuel inventory includes the average costs of oil, coal, natural gas, and emissions allowances. Fuel is charged to inventory when purchased and then expensed as used and recovered by the Company through fuel cost recovery rates approved by the Georgia PSC. Emissions allowances granted by the Environmental Protection Agency (EPA) are included in inventory at zero cost.

Financial Instruments

The Company uses derivative financial instruments to limit exposure to fluctuations in interest rates, the prices of certain fuel purchases, and electricity purchases and sales. All derivative financial instruments are recognized as either assets or liabilities (included in "Other" or shown separately as "Risk Management Activities") and are measured at fair value. See Note 10 for additional information. Substantially all of the Company's bulk energy purchases and sales contracts that meet the definition of a derivative are exempt from fair value accounting requirements and are accounted for under the accrual method. Other derivative contracts qualify as cash flow hedges of anticipated transactions or are recoverable through the Georgia PSC-approved fuel hedging program. This results in the deferral of related gains and losses in other comprehensive income or regulatory assets and liabilities, respectively, until the hedged transactions occur. Any ineffectiveness arising from cash flow hedges is recognized currently in net income. Other derivative contracts are marked to market through current period income and are recorded on a net basis in the statements of income. See Note 11 for additional information.

The Company does not offset fair value amounts recognized for multiple derivative instruments executed with the same counterparty under a master netting arrangement. Additionally, the Company has no outstanding collateral repayment obligations or rights to reclaim collateral arising from derivative instruments recognized at December 31, 2009.

The Company is exposed to losses related to financial instruments in the event of counterparties' nonperformance. The Company has established controls to determine and monitor the creditworthiness of counterparties in order to mitigate the Company's exposure to counterparty credit risk.

Comprehensive Income

The objective of comprehensive income is to report a measure of all changes in common stock equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Comprehensive income consists of net income, changes in the fair value of qualifying cash flow hedges and marketable securities, and reclassifications for amounts included in net income.

Variable Interest Entities

The primary beneficiary of a variable interest entity must consolidate the related assets and liabilities. The Company has established certain wholly-owned trusts to issue preferred securities. However, the Company is not considered the primary beneficiary of the trusts. Therefore, the investments in these trusts are reflected as Other Investments, and the related loans from the trusts are reflected as Long-term Debt in the balance sheets. See Note 6 under "Long-Term Debt Payable to Affiliated Trusts" for additional information.

2. RETIREMENT BENEFITS

The Company has a defined benefit, trusteed, pension plan covering substantially all employees. The plan is funded in accordance with requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). No contributions to the defined benefit plan are expected for the year ending December 31, 2010. The Company also provides certain defined benefit pension plans for a selected group of management and highly compensated employees. Benefits under these non-qualified pension plans are funded on a cash basis. In addition, the Company provides certain medical care and life insurance benefits for retired employees through other postretirement benefit plans. The Company funds trusts to the extent required by the FERC. For the year ending December 31, 2010, postretirement trust contributions are expected to total approximately $31 million.

The measurement date for plan assets and obligations for 2009 and 2008 was December 31 while the measurement date for prior years was September 30. Pursuant to accounting standards related to defined postretirement benefit plans, the Company was required to change the measurement date for its defined postretirement benefit plans from September 30 to December 31 beginning with the year ended December 31, 2008. As permitted, the Company adopted the measurement date provisions effective January 1, 2008 resulting in an increase in long-term liabilities of $10 million and an increase in prepaid pension costs of approximately $10 million.

Pension Plans

The total accumulated benefit obligation for the pension plans was $2.4 billion in 2009 and $2.1 billion in 2008. Changes during the plan year ended December 31, 2009 and the 15-month period ended December 31, 2008 in the projected benefit obligations and the fair value of plan assets were as follows:

	2009	2008
	(in millions)	
Change in benefit obligation		
Benefit obligation at beginning of year	**$ 2,238**	$ 2,178
Service cost	**48**	62
Interest cost	**147**	167
Benefits paid	**(122)**	(133)
Actuarial loss (gain)	**206**	(36)
Balance at end of year	**2,517**	2,238
Change in plan assets		
Fair value of plan assets at beginning of year	**2,038**	3,073
Actual return (loss) on plan assets	**314**	(910)
Employer contributions	**7**	8
Benefits paid	**(122)**	(133)
Fair value of plan assets at end of year	**2,237**	2,038
Accrued liability	**$ (280)**	$ (200)

At December 31, 2009, the projected benefit obligations for the qualified and non-qualified pension plans were $2.4 billion and $135 million, respectively. All pension plan assets are related to the qualified pension plan.

Pension plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the Internal Revenue Code of 1986, as amended (Internal Revenue Code). In 2009, in determining the optimal asset allocation for the pension fund, the Company performed an extensive study based on projections of both assets and liabilities over a 10-year forward horizon. The primary goal of the study was to maximize plan funded status. The Company's investment policy covers a diversified mix of assets, including equity and fixed income securities, real estate, and private equity. Derivative instruments are used primarily to gain efficient exposure to the various asset classes and as hedging tools. The Company minimizes the risk of large losses primarily through diversification but also monitors and manages other aspects of risk.

The actual composition of the Company's pension plan assets as of December 31, 2009 and 2008, along with the targeted mix of assets, is presented below:

	Target	**2009**	2008
Domestic equity	29%	**33%**	34%
International equity	28	**29**	23
Fixed income	15	**15**	14
Special situations	3	**-**	-
Real estate investments	15	**13**	19
Private equity	10	**10**	10
Total	100%	**100%**	100%

The investment strategy for plan assets related to the Company's defined benefit plan is to be broadly diversified across major asset classes. The asset allocation is established after consideration of various factors that affect the assets and liabilities of the pension plan including, but not limited to, historical and expected returns, volatility, correlations of asset classes, the current level of assets and liabilities, and the assumed growth in assets and liabilities. Because a significant portion of the liability of the pension plan is long-term in nature, the assets are invested consistent with long-term investment expectations for return and risk. To manage the actual asset class exposures relative to the target asset allocation, the Company employs a formal rebalancing program. As additional risk management, external investment managers and service providers are subject to written guidelines to ensure appropriate and prudent investment practices.

Detailed below is a description of the investment strategies for each major asset category disclosed above:

- ***Domestic equity.*** This portion of the portfolio comprises a mix of large and small capitalization stocks with generally an equal distribution of value and growth attributes managed both actively and through passive index approaches.
- ***International equity.*** This portion of the portfolio is actively managed with a blend of growth stocks and value stocks with both developed and emerging market exposure.
- ***Fixed income.*** This portion of the portfolio is actively managed through an allocation to long-dated, investment grade corporate and government bonds.
- ***Special situations.*** Though currently unfunded, this portion of the portfolio was established both to execute opportunistic investment strategies with the objectives of diversifying and enhancing returns and exploiting short-term inefficiencies, as well as to invest in promising new strategies of a longer-term nature.
- ***Real estate investments.*** Assets in this portion of the portfolio are invested in traditional private market, equity-oriented investments in real properties (indirectly through pooled funds or partnerships) and in publicly traded real estate securities.
- ***Private equity.*** This portion of the portfolio generally consists of investments in private partnerships that invest in private or public securities typically through privately negotiated and/or structured transactions. Leveraged buyouts, venture capital, and distressed debt are examples of investment strategies within this category.

The fair values of pension plan assets as of December 31, 2009 and 2008 are presented below. These fair value measurements exclude cash, receivables related to investment income, pending investments sales, and payables related to pending investment purchases.

	Fair Value Measurements Using			
As of December 31, 2009:	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		(in millions)		
Assets:				
Domestic equity*	$ 444	$ 184	$ -	$ 628
International equity*	574	57	-	631
Fixed income:				
U.S. Treasury, government, and agency bonds	-	165	-	165
Mortgage- and asset-backed securities	-	45	-	45
Corporate bonds	-	111	-	111
Pooled funds	-	4	-	4
Cash equivalents and other	1	136	-	137
Special situations	-	-	-	-
Real estate investments	69	-	217	286
Private equity	-	-	221	221
Total	$ 1,088	$ 702	$ 438	$ 2,228
Liabilities:				
Derivatives	(2)	-	-	(2)
Total	$ 1,086	$ 702	$ 438	$ 2,226

*Level 1 securities consist of actively traded stocks while Level 2 securities consist of pooled funds. Management believes that the portfolio is well-diversified with no significant concentrations of risk.

	Fair Value Measurements Using			
As of December 31, 2008:	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		(in millions)		
Assets:				
Domestic equity*	$ 419	$ 171	$ -	$ 590
International equity*	377	35	-	412
Fixed income:				
U.S. Treasury, government, and agency bonds	-	176	-	176
Mortgage- and asset-backed securities	-	84	-	84
Corporate bonds	-	114	-	114
Pooled funds	-	1	-	1
Cash equivalents and other	9	81	-	90
Special situations	-	-	-	-
Real estate investments	58	-	336	394
Private equity	-	-	196	196
Total	$ 863	$ 662	$ 532	$ 2,057
Liabilities:				
Derivatives	(3)	-	-	(3)
Total	$ 860	$ 662	$ 532	$ 2,054

*Level 1 securities consist of actively traded stocks while Level 2 securities consist of pooled funds. Management believes that the portfolio is well-diversified with no significant concentrations of risk.

Changes in the fair value measurement of the Level 3 items in the pension plan assets valued using significant unobservable inputs for the years ended December 31, 2009 and 2008 are as follows:

	2009		2008	
	Real Estate Investments	**Private Equity**	**Real Estate Investments**	**Private Equity**
	(in millions)			
Beginning balance	**$ 336**	**$ 196**	$ 418	$ 208
Actual return on investments:				
Related to investments held at year end	**(98)**	**14**	(68)	(56)
Related to investments sold during the year	**(26)**	**4**	2	10
Total return on investments	**(124)**	**18**	(66)	(46)
Purchases, sales, and settlements	**5**	**7**	(16)	34
Transfers into/out of Level 3	**-**	**-**	-	-
Ending balance	**$ 217**	**$ 221**	$ 336	$ 196

The fair values presented above are prepared in accordance with applicable accounting standards regarding fair value. For purposes of determining the fair value of the pension plan assets and the appropriate level designation, management relies on information provided by the plan's trustee. This information is reviewed and evaluated by management with changes made to the trustee information as appropriate.

Securities for which the activity is observable on an active market or traded exchange are categorized as Level 1. Fixed income securities classified as Level 2 are valued utilizing matrix pricing, a common model utilizing observable inputs. Domestic and international equity securities classified as Level 2 consist of pooled funds where the value is not quoted on an exchange but where the value is determined using observable inputs from the market. Securities that are valued using unobservable inputs are classified as Level 3 and include investments in real estate and investments in limited partnerships. The Company invests (through the pension plan trustee) directly in the limited partnerships which then invest in various types of funds or various private entities within a fund. The fair value of the limited partnerships' investments is based on audited annual capital accounts statements which are generally prepared on a fair value basis. The Company also relies on the fact that, in most instances, the underlying assets held by the limited partnerships are reported at fair value. External investment managers typically send valuations to both the custodian and to the Company within 90 days of quarter end. The custodian reports the most recent value available and adjusts the value for cash flows since the statement date for each respective fund.

Amounts recognized in the balance sheets related to the Company's pension plans consist of the following:

	2009	2008
	(in millions)	
Other regulatory assets, deferred	**$734**	$642
Current liabilities, other	**(8)**	(7)
Employee benefit obligations	**(272)**	(193)

Presented below are the amounts included in regulatory assets at December 31, 2009 and 2008 related to the defined benefit pension plans that had not yet been recognized in net periodic pension cost along with the estimated amortization of such amounts for 2010.

	Prior Service Cost	**Net(Gain)Loss**
	(in millions)	
Balance at December 31, 2009:	**$73**	**$661**
Balance at December 31, 2008:	$87	$555
Estimated amortization in net periodic pension cost in 2010:	$13	$2

The changes in the balances of regulatory assets and regulatory liabilities related to the defined benefit pension plans for the year ended December 31, 2009 and the 15 months ended December 31, 2008 are presented in the following table:

	Regulatory Assets	Regulatory Liabilities
	(in millions)	
Balance at December 31, 2007	$ 64	$ (540)
Net loss	585	554
Reclassification adjustments:		
Amortization of prior service costs	(4)	(14)
Amortization of net gain	(3)	-
Total reclassification adjustments	(7)	(14)
Total change	578	540
Balance at December 31, 2008	$ 642	$ -
Net loss	**108**	-
Reclassification adjustments:		
Amortization of prior service costs	**(14)**	-
Amortization of net gain	**(2)**	-
Total reclassification adjustments	**(16)**	-
Total change	**92**	-
Balance at December 31, 2009	**$ 734**	**$ -**

Components of net periodic pension cost (income) were as follows:

	2009	2008	2007
		(in millions)	
Service cost	**$ 48**	$ 49	$ 51
Interest cost	**147**	134	126
Expected return on plan assets	**(216)**	(211)	(195)
Recognized net loss	**2**	3	3
Net amortization	**14**	14	14
Net periodic pension cost (income)	**$ (5)**	$ (11)	$ (1)

Net periodic pension cost (income) is the sum of service cost, interest cost, and other costs netted against the expected return on plan assets. The expected return on plan assets is determined by multiplying the expected rate of return on plan assets and the market-related value of plan assets. In determining the market-related value of plan assets, the Company has elected to amortize changes in the market value of all plan assets over five years rather than recognize the changes immediately. As a result, the accounting value of plan assets that is used to calculate the expected return on plan assets differs from the current fair value of the plan assets.

Future benefit payments reflect expected future service and are estimated based on assumptions used to measure the projected benefit obligation for the pension plans. At December 31, 2009, estimated benefit payments were as follows:

	Benefit Payments
	(in millions)
2010	$ 135
2011	140
2012	144
2013	151
2014	162
2015 to 2019	929

Other Postretirement Benefits

Changes during the plan year ended December 31, 2009 and the 15-month period ended December 31, 2008 in the accumulated postretirement benefit obligations (APBO) and in the fair value of plan assets were as follows:

	2009	2008
	(in millions)	
Change in benefit obligation		
Benefit obligation at beginning of year	**$ 772**	$ 798
Service cost	**10**	13
Interest cost	**50**	61
Benefits paid	**(43)**	(47)
Actuarial loss (gain)	**8**	(57)
Plan amendments	**(18)**	-
Retiree drug subsidy	**3**	4
Balance at end of year	**782**	772
Change in plan assets		
Fair value of plan assets at beginning of year	**312**	427
Actual return (loss) on plan assets	**66**	(131)
Employer contributions	**31**	59
Benefits paid	**(40)**	(43)
Fair value of plan assets at end of year	**369**	312
Accrued liability	**$ (413)**	$ (460)

Other postretirement benefit plan assets are managed and invested in accordance with all applicable requirements, including ERISA and the Internal Revenue Code. The Company's investment policy covers a diversified mix of assets, including equity and fixed income securities, real estate, and private equity. Derivative instruments are used primarily to gain efficient exposure to the various asset classes and as hedging tools. The Company minimizes the risk of large losses primarily through diversification but also monitors and manages other aspects of risk. The actual composition of the Company's other postretirement benefit plan assets as of the end of the year, along with the targeted mix of assets, is presented below:

	Target	2009	2008
Domestic equity	41%	**34%**	38%
International equity	22	**29**	21
Fixed income	31	**32**	35
Special situations	1	**-**	-
Real estate investments	3	**3**	4
Private equity	2	**2**	2
Total	100%	**100%**	100%

Detailed below is a description of the investment strategies for each major asset category disclosed above:

- ***Domestic equity.*** This portion of the portfolio comprises a mix of large and small capitalization stocks with generally an equal distribution of value and growth attributes managed both actively and through passive index approaches.
- ***International equity.*** This portion of the portfolio is actively managed with a blend of growth stocks and value stocks with both developed and emerging market exposure.
- ***Fixed income.*** This portion of the portfolio comprises both domestic and international bonds.
- ***Special situations.*** Though currently unfunded, this portion of the portfolio was established both to execute opportunistic investment strategies with the objectives of diversifying and enhancing returns and exploiting short-term inefficiencies, as well as to invest in promising new strategies of a longer-term nature.
- ***Trust-owned life insurance.*** Some of the Company's taxable trusts invest in these investments in order to minimize the impact of taxes on the portfolio.
- ***Real estate investments.*** Assets in this portion of the portfolio are invested in traditional private market, equity-oriented investments in real properties (indirectly through pooled funds or partnerships) and in publicly traded real estate securities.

- ***Private equity.*** This portion of the portfolio generally consists of investments in private partnerships that invest in private or public securities typically through privately negotiated and/or structured transactions. Leveraged buyouts, venture capital, and distressed debt are examples of investment strategies within this category.

The fair values of other postretirement benefit plan assets as of December 31, 2009 and 2008 are presented below. These fair value measurements exclude cash, receivables related to investment income, pending investments sales, and payables related to pending investment purchases.

	Fair Value Measurements Using			
As of December 31, 2009:	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
		(in millions)		
Assets:				
Domestic equity*	$ 82	$ 29	$ -	$ 111
International equity*	20	31	-	51
Fixed income:				
U.S. Treasury, government, and agency bonds	-	5	-	5
Mortgage- and asset-backed securities	-	2	-	2
Corporate bonds	-	4	-	4
Pooled funds	-	17	-	17
Cash equivalents and other	-	26	-	26
Trust-owned life insurance	-	126	-	126
Special situations	-	-	-	-
Real estate investments	2	-	8	10
Private equity	-	-	8	8
Total	$ 104	$ 240	$ 16	$ 360

*Level 1 securities consist of actively traded stocks while Level 2 securities consist of pooled funds. Management believes that the portfolio is well-diversified with no significant concentrations of risk.

	Fair Value Measurements Using			
As of December 31, 2008:	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
		(in millions)		
Assets:				
Domestic equity*	$ 69	$ 34	$ -	$ 103
International equity*	13	21	-	34
Fixed income:				
U.S. Treasury, government, and agency bonds	-	5	-	5
Mortgage- and asset-backed securities	-	3	-	3
Corporate bonds	-	4	-	4
Pooled funds	-	9	-	9
Cash equivalents and other	-	22	-	22
Trust-owned life insurance	-	110	-	110
Special situations	-	-	-	-
Real estate investments	2	-	12	14
Private equity	-	-	7	7
Total	$ 84	$ 208	$ 19	$ 311

*Level 1 securities consist of actively traded stocks while Level 2 securities consist of pooled funds. Management believes that the portfolio is well-diversified with no significant concentrations of risk.

Changes in the fair value measurement of the Level 3 items in the other postretirement benefit plan assets valued using significant unobservable inputs for the years ended December 31, 2009 and 2008 are as follows:

	2009		2008	
	Real Estate Investments	Private Equity	Real Estate Investments	Private Equity
		(in millions)		
Beginning balance	$ 12	$ 7	$ 14	$ 7
Actual return on investments:				
Related to investments held at year end	(3)	1	(1)	(1)
Related to investments sold during the year	(1)	-	-	-
Total return on investments	(4)	1	(1)	(1)
Purchases, sales, and settlements	-	-	(1)	1
Transfers into/out of Level 3	-	-	-	-
Ending balance	$ 8	$ 8	$ 12	$ 7

The fair values presented above are prepared in accordance with applicable accounting standards regarding fair value. For purposes of determining the fair value of the pension plan assets and the appropriate level designation, management relies on information provided by the plan's trustee. This information is reviewed and evaluated by management with changes made to the trustee information as appropriate.

Securities for which the activity is observable on an active market or traded exchange are categorized as Level 1. Fixed income securities classified as Level 2 are valued utilizing matrix pricing, a common model utilizing observable inputs. Domestic and international equity securities classified as Level 2 consist of pooled funds where the value is not quoted on an exchange but where the value is determined using observable inputs from the market. Securities that are valued using unobservable inputs are classified as Level 3 and include investments in real estate and investments in limited partnerships. The Company invests (through the pension plan trustee) directly in the limited partnerships which then invest in various types of funds or various private entities within a fund. The fair value of the limited partnerships' investments is based on audited annual capital accounts statements which are generally prepared on a fair value basis. The Company also relies on the fact that, in most instances, the underlying assets held by the limited partnerships are reported at fair value. External investment managers typically send valuations to both the custodian and to the Company within 90 days of quarter end. The custodian reports the most recent value available and adjusts the value for cash flows since the statement date for each respective fund.

Amounts recognized in the balance sheets related to the Company's other postretirement benefit plans consist of the following:

	2009	2008
	(in millions)	
Other regulatory assets, deferred	$ 202	$ 261
Employee benefit obligations	(413)	(460)

Presented below are the amounts included in regulatory assets at December 31, 2009 and 2008 related to the other postretirement benefit plans that had not yet been recognized in net periodic postretirement benefit cost along with the estimated amortization of such amounts for 2010.

	Prior Service Cost	Net(Gain) Loss	Transition Obligation
		(in millions)	
Balance at December 31, 2009:	$ 11	$ 167	$ 24
Balance at December 31, 2008:	$ 20	$ 198	$ 43
Estimated amortization as net periodic postretirement benefit cost in 2010:	$ 1	$ 3	$ 6

The components of other comprehensive income, along with the changes in the balance of regulatory assets, related to the other postretirement benefit plans for the plan year ended December 31, 2009 and the 15 months ended December 31, 2008 are presented in the following table:

	Regulatory Assets
	(in millions)
Balance at December 31, 2007	$ 171
Net loss	110
Reclassification adjustments:	
Amortization of transition obligation	(11)
Amortization of prior service costs	(3)
Amortization of net gain	(6)
Total reclassification adjustments	(20)
Total change	90
Balance at December 31, 2008	$ 261
Net gain	**(28)**
Change in prior service costs/transition obligation	**(18)**
Reclassification adjustments:	
Amortization of transition obligation	**(8)**
Amortization of prior service costs	**(2)**
Amortization of net gain	**(3)**
Total reclassification adjustments	**(13)**
Total change	**(59)**
Balance at December 31, 2009	**$ 202**

Components of the other postretirement benefit plans' net periodic cost were as follows:

	2009	2008	2007
		(in millions)	
Service cost	**$ 10**	$ 10	$ 10
Interest cost	**50**	50	47
Expected return on plan assets	**(30)**	(30)	(26)
Net amortization	**13**	16	19
Net postretirement cost	**$ 43**	$ 46	$ 50

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Medicare Act) provides a 28% prescription drug subsidy for Medicare eligible retirees. The effect of the subsidy reduced the Company's expenses for the years ended December 31, 2009, 2008, and 2007 by approximately $14 million, $14 million, and $14 million, respectively, and is expected to have a similar impact on future expenses.

Future benefit payments, including prescription drug benefits, reflect expected future service and are estimated based on assumptions used to measure the APBO for the postretirement plans. Estimated benefit payments are reduced by drug subsidy receipts expected as a result of the Medicare Act as follows:

	Benefit Payments	**Subsidy Receipts**	**Total**
		(in millions)	
2010	$ 50	$ (4)	$ 46
2011	53	(4)	49
2012	56	(4)	52
2013	58	(5)	53
2014	60	(6)	54
2015 to 2019	317	(38)	279

Actuarial Assumptions

The weighted average rates assumed in the actuarial calculations used to determine both the benefit obligations as of the measurement date and the net periodic costs for the pension and other postretirement benefit plans for the following year are presented below. Net periodic benefit costs were calculated in 2006 for the 2007 plan year using a discount rate of 6.00% and an annual salary increase of 3.50%.

	2009	2008	2007
Discount rate:			
Pension plans	**5.93%**	6.75%	6.30%
Other postretirement benefit plans	**5.83**	6.75	6.30
Annual salary increase	**4.18**	3.75	3.75
Long-term return on plan assets:			
Pension plans	**8.50**	8.50	8.50
Other postretirement benefit plans	**7.35**	7.38	7.37

The Company estimates the expected rate of return on pension plan and other postretirement benefit plan assets using a financial model to project the expected return on each current investment portfolio. The analysis projects an expected rate of return on each of seven different asset classes in order to arrive at the expected return on the entire portfolio relying on each trust's target asset allocation and reasonable capital market assumptions. The financial model is based on four key inputs: anticipated returns by asset class (based in part on historical returns), each trust's asset allocation, an anticipated inflation rate, and the projected impact of a periodic rebalancing of each trust's portfolio.

An additional assumption used in measuring the APBO was a weighted average medical care cost trend rate of 8.50% for 2010, decreasing gradually to 5.25% through the year 2016 and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1% would affect the APBO and the service and interest cost components at December 31, 2009 as follows:

	1 Percent Increase	**1 Percent Decrease**
	(in millions)	
Benefit obligation	$ 58	$ 51
Service and interest costs	4	4

Employee Savings Plan

The Company also sponsors a 401(k) defined contribution plan covering substantially all employees. The Company provides an 85% matching contribution up to 6% of an employee's base salary. Total matching contributions made to the plan for 2009, 2008, and 2007 were $25 million, $25 million, and $24 million, respectively.

3. CONTINGENCIES AND REGULATORY MATTERS

General Litigation Matters

The Company is subject to certain claims and legal actions arising in the ordinary course of business. In addition, the Company's business activities are subject to extensive governmental regulation related to public health and the environment such as regulation of air emissions and water discharges. Litigation over environmental issues and claims of various types, including property damage, personal injury, common law nuisance, and citizen enforcement of environmental requirements such as opacity and air and water quality standards, has increased generally throughout the United States. In particular, personal injury and other claims for damages caused by alleged exposure to hazardous materials, and common law nuisance claims for injunctive relief and property damage allegedly caused by greenhouse gas and other emissions, have become more frequent. The ultimate outcome of such pending or potential litigation against the Company cannot be predicted at this time; however, for current proceedings not specifically reported herein, management does not anticipate that the liabilities, if any, arising from such current proceedings would have a material adverse effect on the Company's financial statements.

Environmental Matters

New Source Review Actions

In November 1999, the EPA brought a civil action in the U.S. District Court for the Northern District of Georgia against certain Southern Company subsidiaries, including the Company, alleging that these subsidiaries had violated the New Source Review (NSR) provisions of the Clean Air Act and related state laws at certain coal-fired generating facilities. The action was filed concurrently with the issuance of a notice of violation of the NSR provisions to the Company. After Alabama Power was dismissed from the original action, the EPA filed a separate action in January 2001 against Alabama Power in the U.S. District Court for the Northern District of Alabama. In these lawsuits, the EPA alleges that NSR violations occurred at eight coal-fired generating facilities operated by Alabama Power and the Company. The civil actions request penalties and injunctive relief, including an order requiring installation of the best available control technology at the affected units. The original action, now solely against the Company, has been administratively closed since the spring of 2001, and the case has not been reopened.

In June 2006, the U.S. District Court for the Northern District of Alabama entered a consent decree between Alabama Power and the EPA, resolving a portion of the Alabama Power lawsuit relating to the alleged NSR violations at Plant Miller. In July 2008, the U.S. District Court for the Northern District of Alabama granted partial summary judgment in favor of Alabama Power with respect to its other affected units regarding the proper legal test for determining whether projects are routine maintenance, repair, and replacement and therefore are excluded from NSR permitting. The decision did not resolve the case, which remains ongoing.

The Company believes that it complied with applicable laws and the EPA regulations and interpretations in effect at the time the work in question took place. The Clean Air Act authorizes maximum civil penalties of $25,000 to $37,500 per day, per violation at each generating unit, depending on the date of the alleged violation. An adverse outcome in this matter could require substantial capital expenditures or affect the timing of currently budgeted capital expenditures that cannot be determined at this time and could possibly require payment of substantial penalties. Such expenditures could affect future results of operations, cash flows, and financial condition if such costs are not recovered through regulated rates.

Carbon Dioxide Litigation

New York Case

In July 2004, three environmental groups and attorneys general from eight states, each outside of Southern Company's service territory, and the corporation counsel for New York City filed complaints in the U.S. District Court for the Southern District of New York against Southern Company and four other electric power companies. The complaints allege that the companies' emissions of carbon dioxide, a greenhouse gas, contribute to global warming, which the plaintiffs assert is a public nuisance. Under common law public and private nuisance theories, the plaintiffs seek a judicial order (1) holding each defendant jointly and severally liable for creating, contributing to, and/or maintaining global warming and (2) requiring each of the defendants to cap its emissions of carbon dioxide and then reduce those emissions by a specified percentage each year for at least a decade. The plaintiffs have not, however, requested that damages be awarded in connection with their claims. Southern Company believes these claims are without merit and notes that the complaint cites no statutory or regulatory basis for the claims. In September 2005, the U.S. District Court for the Southern District of New York granted Southern Company's and the other defendants' motions to dismiss these cases. The plaintiffs filed an appeal to the U.S. Court of Appeals for the Second Circuit in October 2005 and, on September 21, 2009, the U.S. Court of Appeals for the Second Circuit reversed the district court's ruling, vacating the dismissal of the plaintiffs' claim, and remanding the case to the district court. On November 5, 2009, the defendants, including Southern Company, sought rehearing en banc, and the court's ruling is subject to potential appeal. Therefore, the ultimate outcome of these matters cannot be determined at this time.

Kivalina Case

In February 2008, the Native Village of Kivalina and the City of Kivalina filed a suit in the U.S. District Court for the Northern District of California against several electric utilities (including Southern Company), several oil companies, and a coal company. The plaintiffs are the governing bodies of an Inupiat village in Alaska. The plaintiffs contend that the village is being destroyed by erosion allegedly caused by global warming that the plaintiffs attribute to emissions of greenhouse gases by the defendants. The plaintiffs assert claims for public and private nuisance and contend that some of the defendants have acted in concert and are therefore jointly and severally liable for the plaintiffs' damages. The suit seeks damages for lost property values and for the cost of relocating the village, which is alleged to be $95 million to $400 million. Southern Company believes that these claims are without merit and notes that the complaint cites no statutory or regulatory basis for the claims. On September 30, 2009, the U.S. District Court for the

Northern District of California granted the defendants' motions to dismiss the case based on lack of jurisdiction and ruled the claims were barred by the political question doctrine and by the plaintiffs' failure to establish the standard for determining that the defendants' conduct caused the injury alleged. On November 5, 2009, the plaintiffs filed an appeal with the U.S. Court of Appeals for the Ninth Circuit challenging the district court's order dismissing the case. The ultimate outcome of this matter cannot be determined at this time.

Other Litigation

Common law nuisance claims for injunctive relief and property damage allegedly caused by greenhouse gas emissions have become more frequent, and courts have recently determined that private parties and states have standing to bring such claims. For example, on October 16, 2009, the U.S. Court of Appeals for the Fifth Circuit reversed the U.S. District Court for the Southern District of Mississippi's dismissal of private party claims against certain oil, coal, chemical, and utility companies alleging damages as a result of Hurricane Katrina. In reversing the dismissal, the U.S. Court of Appeals for the Fifth Circuit held that plaintiffs have standing to assert their nuisance, trespass, and negligence claims and none of these claims are barred by the political question doctrine. The Company is not currently a party to this litigation but was named as a defendant in an amended complaint which was rendered moot in August 2007 by the U.S. District Court for the Southern District of Mississippi when such court dismissed the original matter. The ultimate outcome of this matter cannot be determined at this time.

Environmental Remediation

The Company must comply with environmental laws and regulations that cover the handling and disposal of waste and releases of hazardous substances. Under these various laws and regulations, the Company may also incur substantial costs to clean up properties.

In 2007, the Company's rates included an annual accrual of $5.4 million for environmental remediation. Beginning in January 2008, the Company is recovering environmental remediation costs through a new base rate tariff (see "Retail Regulatory Matters - Rate Plans" herein) that includes an annual accrual of $1.2 million for environmental remediation. Environmental remediation expenditures are charged against the reserve as they are incurred. The annual accrual amount is expected to be reviewed and adjusted in future regulatory proceedings. As of December 31, 2009, the balance of the environmental remediation liability was $12.5 million.

The Company has been designated or identified as a potentially responsible party (PRP) at sites governed by the Georgia Hazardous Site Response Act and/or by the federal Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), including a large site in Brunswick, Georgia on the CERCLA National Priorities List (NPL). The parties have completed the removal of wastes from the Brunswick site as ordered by the EPA. Additional claims for recovery of natural resource damages at this site or for the assessment and potential cleanup of other sites on the Georgia Hazardous Sites Inventory and the CERCLA NPL are anticipated. The final outcome of these matters cannot now be determined. Based on the currently known conditions at these sites and the nature and extent of activities relating to these sites, management does not believe that additional liabilities, if any, at these sites would be material to the financial statements.

By letter dated September 30, 2008, the EPA advised the Company that it has been designated as a PRP at the Ward Transformer Superfund site located in Raleigh, North Carolina. Numerous other entities have also received notices from the EPA. The Company, along with other named PRPs, is negotiating with the EPA to address cleanup of the site and reimbursement for past expenditures related to work performed at the site. In addition, on April 30, 2009, two PRPs filed separate actions in the U.S. District Court for the Eastern District of North Carolina against numerous other PRPs, including the Company, seeking contribution from the defendants for expenses incurred by the plaintiffs related to work performed at a portion of the site. The ultimate outcome of these matters will depend upon further environmental assessment and the ultimate number of PRPs and cannot be determined at this time; however, it is not expected to have a material impact on the Company's financial statements.

FERC Matters

Market-Based Rate Authority

The Company has authorization from the FERC to sell power to non-affiliates, including short-term opportunity sales, at market-based prices. Specific FERC approval must be obtained with respect to a market-based contract with an affiliate.

In December 2004, the FERC initiated a proceeding to assess Southern Company's generation market power within its retail service territory. The ability to charge market-based rates in other markets was not an issue in the proceeding. Any new market-based rate sales by the Company in Southern Company's retail service territory entered into during a 15-month refund period that ended in May 2006 could have been subject to refund to a cost-based rate level.

On December 23, 2009, Southern Company and the FERC trial staff reached an agreement in principle that would resolve the proceeding in its entirety. The agreement does not reflect any finding or suggestion that the Company possesses or has exercised any market power. The agreement likewise does not require the Company to make any refunds related to sales during the 15-month refund period. Under the agreement, the Company will donate $0.7 million to nonprofit organizations in the State of Georgia for the purpose of offsetting the electricity bills of low-income retail customers. The agreement is subject to review and approval by the FERC.

Intercompany Interchange Contract

The Company's generation fleet is operated under the Intercompany Interchange Contract (IIC), as approved by the FERC. In May 2005, the FERC initiated a new proceeding to examine (1) the provisions of the IIC among the traditional operating companies (including the Company), Southern Power, and SCS, as agent, under the terms of which the power pool of Southern Company is operated, (2) whether any parties to the IIC have violated the FERC's standards of conduct applicable to utility companies that are transmission providers, and (3) whether Southern Company's code of conduct defining Southern Power as a "system company" rather than a "marketing affiliate" is just and reasonable. In connection with the formation of Southern Power, the FERC authorized Southern Power's inclusion in the IIC in 2000. The FERC also previously approved Southern Company's code of conduct.

In October 2006, the FERC issued an order accepting a settlement resolving the proceeding subject to Southern Company's agreement to accept certain modifications to the settlement's terms. Southern Company notified the FERC that it accepted the modifications. The modifications largely involve functional separation and information restrictions related to marketing activities conducted on behalf of Southern Power. In November 2006, Southern Company filed with the FERC a compliance plan in connection with the order. In April 2007, the FERC approved, with certain modifications, the plan submitted by Southern Company. Implementation of the plan did not have a material impact on the Company's financial statements. In November 2007, Southern Company notified the FERC that the plan had been implemented. In December 2008, the FERC division of audits issued for public comment its final audit report pertaining to compliance implementation and related matters. No comments were submitted challenging the audit report's findings of Southern Company's compliance. The proceeding remains open pending a decision from the FERC regarding the audit report.

Income Tax Matters

The Company's 2005 through 2008 income tax filings for the State of Georgia included state income tax credits for increased activity through Georgia ports. The Company has also filed similar claims for the years 2002 through 2004. The Georgia Department of Revenue has not responded to these claims. In July 2007, the Company filed a complaint in the Superior Court of Fulton County to recover the credits claimed for the years 2002 through 2004. An unrecognized tax benefit has been recorded related to these credits. See Note 5 under "Unrecognized Tax Benefits" for additional information. If the Company prevails, these claims could have a significant, and possibly material, positive effect on the Company's net income. If the Company is not successful, payment of the related state tax could have a significant, and possibly material, negative effect on the Company's cash flow. The ultimate outcome of this matter cannot now be determined.

Nuclear Fuel Disposal Costs

The Company has contracts with the United States, acting through the U.S. Department of Energy (DOE), which provide for the permanent disposal of spent nuclear fuel. The DOE failed to begin disposing of spent nuclear fuel in 1998 as required by the contracts, and the Company is pursuing legal remedies against the government for breach of contract.

In July 2007, the U.S. Court of Federal Claims awarded the Company approximately $30 million, based on its ownership interests, representing substantially all of the direct costs of the expansion of spent nuclear fuel storage facilities at Plants Hatch and Vogtle from 1998 through 2004. In November 2007, the government's motion for reconsideration was denied. In January 2008, the government filed an appeal and, in February 2008, filed a motion to stay the appeal. In April 2008, the U.S. Court of Appeals for the Federal Circuit granted the government's motion to stay the appeal pending the court's decisions in three other similar cases already on appeal. Those cases were decided in August 2008. The U.S. Court of Appeals for the Federal Circuit has left the stay of appeals in place pending the decision in an appeal of another case involving spent nuclear fuel contracts.

In April 2008, a second claim against the government was filed for damages incurred after December 31, 2004 (the court-mandated cut-off in the original claim), due to the government's alleged continuing breach of contract. In October 2008, the U.S. Court of Appeals for the Federal Circuit denied a similar request by the government to stay this proceeding. The complaint does not contain any specific dollar amount for recovery of damages. Damages will continue to accumulate until the issue is resolved or the storage is provided. No amounts have been recognized in the financial statements as of December 31, 2009 for either claim. The final outcome of these matters cannot be determined at this time, but no material impact on net income is expected as any damage amounts collected from the government are expected to be returned to customers.

Sufficient pool storage capacity for spent fuel is available at Plant Vogtle to maintain full-core discharge capability for both units into 2014. Construction of an on-site dry storage facility at Plant Vogtle is expected to begin in sufficient time to maintain pool full-core discharge capability. At Plant Hatch, an on-site dry storage facility is operational and can be expanded to accommodate spent fuel through the expected life of the plant.

Retail Regulatory Matters

Rate Plans

In December 2004, the Georgia PSC approved the Company's retail rate plan for the years 2005 through 2007 (2004 Retail Rate Plan). Under the terms of the 2004 Retail Rate Plan, the Company's earnings were evaluated against a retail return on equity (ROE) range of 10.25% to 12.25%. Two-thirds of any earnings above 12.25% were applied to rate refunds, with the remaining one-third retained by the Company. Retail rates and customer fees increased by approximately $203 million effective January 1, 2005 to cover the higher costs of purchased power, operating and maintenance expenses, environmental compliance, and continued investment in new generation, transmission, and distribution facilities to support growth and ensure reliability. In 2007, the Company refunded 2005 earnings above 12.25% retail ROE. There were no refunds related to earnings for 2007.

In December 2007, the Georgia PSC approved the 2007 Retail Rate Plan for the years 2008 through 2010. Under the 2007 Retail Rate Plan, the Company's earnings are evaluated against a retail ROE range of 10.25% to 12.25%. Retail base rates increased by approximately $100 million effective January 1, 2008 to provide for cost recovery of transmission, distribution, generation, and other investments, as well as increased operating costs. In addition, the ECCR tariff was implemented to allow for the recovery of costs related to environmental projects mandated by state and federal regulations. The ECCR tariff increased rates by approximately $222 million effective January 1, 2008.

In connection with the 2007 Retail Rate Plan, the Company agreed that it would not file for a general base rate increase during this period unless its projected retail ROE falls below 10.25%. The economic recession has significantly reduced the Company's revenues upon which retail rates were set under the 2007 Retail Rate Plan. In June 2009, despite stringent efforts to reduce expenses, the Company's projected retail ROE for both 2009 and 2010 was below 10.25%. However, in lieu of filing to increase customer rates as allowed under the 2007 Retail Rate Plan, on June 29, 2009, the Company filed a request with the Georgia PSC for an accounting order that would allow the Company to amortize up to $324 million of its regulatory liability related to other cost of removal obligations.

On August 27, 2009, the Georgia PSC approved the accounting order. Under the terms of the accounting order, the Company was entitled to amortize up to one-third of the regulatory liability ($108 million) in 2009, limited to the amount needed to earn no more than a 9.75% retail ROE. For the year ended December 31, 2009, the Company amortized $41 million of the regulatory liability. In addition, the Company may amortize up to two-thirds of the regulatory liability ($216 million) in 2010, limited to the amount needed to earn no more than a 10.15% retail ROE.

The Company is required to file a general rate case by July 1, 2010, in response to which the Georgia PSC would be expected to determine whether the 2007 Retail Rate Plan should be continued, modified, or discontinued.

Fuel Cost Recovery

The Company has established fuel cost recovery rates approved by the Georgia PSC. In February 2007, the Georgia PSC approved an increase in the Company's total annual billings of approximately $383 million effective March 1, 2007. On May 20, 2008, the Georgia PSC approved an additional increase of approximately $222 million effective June 1, 2008. The order in that case required the Company to file a new fuel cost recovery rate by March 1, 2009, which was subsequently approved by the Georgia PSC to be delayed until December 15, 2009. On December 15, 2009, the Company filed for a fuel cost recovery increase with the Georgia PSC. On February 22, 2010, the Company, the Georgia PSC Public Interest Advocacy Staff, and three customer groups entered into a stipulation to resolve the case, subject to approval by the Georgia PSC (the Stipulation). Under the terms of the Stipulation, the Company's annual fuel cost recovery billings will increase by approximately $425 million. In addition, the Company will implement an interim fuel rider, which would allow the Company to adjust its fuel cost recovery rates prior to the next fuel case if the under recovered fuel balance exceeds budget by more than $75 million. The Company is required to file its next fuel case by March 1, 2011. The Georgia PSC is scheduled to vote on the Stipulation on March 11, 2010 with the new fuel rates to become effective April 1, 2010. The ultimate outcome of this matter cannot be determined at this time.

As of December 31, 2008, the Company had a total under recovered fuel cost balance of approximately $764.4 million. As of December 31, 2009, the Company's under recovered fuel balance totaled approximately $665 million, which if the Stipulation is approved, the Company will recover over 32 months beginning April 1, 2010. Therefore, approximately $373 million of the under recovered regulatory clause revenues for the Company is included in deferred charges and other assets at December 31, 2009.

Fuel cost recovery revenues as recorded in the financial statements are adjusted for differences in actual recoverable costs and amounts billed in current regulated rates. Accordingly, a change in the billing factor has no significant effect on the Company's revenues or net income, but does impact annual cash flow.

Construction

Nuclear

On August 26, 2009, the NRC issued an Early Site Permit and Limited Work Authorization to Southern Nuclear, on behalf of the Company, Oglethorpe Power Corporation (OPC), the Municipal Electric Authority of Georgia (MEAG Power), and the City of Dalton, Georgia, an incorporated municipality in the State of Georgia acting by and through its Board of Water, Light, and Sinking Fund Commissioners (collectively, Owners), related to two additional nuclear units on the site of Plant Vogtle (Plant Vogtle Units 3 and 4). See Note 4 for additional information on these co-owners. In March 2008, Southern Nuclear filed an application with the NRC for a combined construction and operating license (COL) for the new units. If licensed by the NRC, Plant Vogtle Units 3 and 4 are scheduled to be placed in service in 2016 and 2017, respectively.

In April 2008, the Company, acting for itself and as agent for the Owners, and a consortium consisting of Westinghouse Electric Company LLC (Westinghouse) and Stone & Webster, Inc. (collectively, Consortium) entered into an engineering, procurement, and construction agreement to design, engineer, procure, construct, and test two AP1000 nuclear units with electric generating capacity of approximately 1,100 megawatts each and related facilities, structures, and improvements at Plant Vogtle (Vogtle 3 and 4 Agreement).

The Vogtle 3 and 4 Agreement is an arrangement whereby the Consortium supplies and constructs the entire facility with the exception of certain items provided by the Owners. Under the terms of the Vogtle 3 and 4 Agreement, the Owners agreed to pay a purchase price that will be subject to certain price escalations and adjustments, including certain index-based adjustments, as well as adjustments for change orders, and performance bonuses for early completion and unit performance. Each Owner is severally (and not jointly) liable for its proportionate share, based on its ownership interest, of all amounts owed to the Consortium under the Vogtle 3 and 4 Agreement. The Company's proportionate share is 45.7%.

On February 23, 2010, the Company, acting for itself and as agent for the Owners, and the Consortium entered into an amendment to the Vogtle 3 and 4 Agreement. The amendment, which is subject to the approval of the Georgia PSC, replaces certain of the index-based adjustments to the purchase price with fixed escalation amounts.

The Owners and the Consortium have agreed to certain liquidated damages upon the Consortium's failure to comply with the schedule and performance guarantees. The Consortium's liability to the Owners for schedule and performance liquidated damages and warranty claims is subject to a cap.

Certain payment obligations of Westinghouse and Stone & Webster, Inc. under the Vogtle 3 and 4 Agreement are guaranteed by Toshiba Corporation and The Shaw Group, Inc., respectively. In the event of certain credit rating downgrades of any Owner, such Owner will be required to provide a letter of credit or other credit enhancement.

The Owners may terminate the Vogtle 3 and 4 Agreement at any time for their convenience, provided that the Owners will be required to pay certain termination costs and, at certain stages of the work, cancellation fees to the Consortium. The Consortium may terminate the Vogtle 3 and 4 Agreement under certain circumstances, including delays in receipt of the COL or delivery of full notice to proceed, certain Owner suspension or delays of work, action by a governmental authority to permanently stop work, certain breaches of the Vogtle 3 and 4 Agreement by the Owners, Owner insolvency, and certain other events.

On March 17, 2009, the Georgia PSC voted to certify construction of Plant Vogtle Units 3 and 4 at an in-service cost of $6.4 billion. In addition, the Georgia PSC voted to approve the inclusion of the related construction work in progress accounts in rate base.

On April 21, 2009, the Governor of the State of Georgia signed into law the Georgia Nuclear Energy Financing Act that will allow the Company to recover financing costs for nuclear construction projects by including the related construction work in progress accounts in rate base during the construction period. The cost recovery provisions will become effective on January 1, 2011. With respect to Plant Vogtle Units 3 and 4, this legislation allows the Company to recover projected financing costs of approximately $1.7 billion during the construction period beginning in 2011, which reduces the projected in-service cost to approximately $4.4 billion.

On June 15, 2009, an environmental group filed a petition in the Superior Court of Fulton County, Georgia seeking review of the Georgia PSC's certification order and challenging the constitutionality of the Georgia Nuclear Energy Financing Act. The Company believes there is no meritorious basis for this petition and intends to vigorously defend against the requested actions.

On August 27, 2009, the NRC issued letters to Westinghouse revising the review schedules needed to certify the AP1000 standard design for new reactors and expressing concerns related to the availability of adequate information and the shield building design. The shield building protects the containment and provides structural support to the containment cooling water supply. The Company is continuing to work with Westinghouse and the NRC to resolve these concerns. Any possible delays in the AP1000 design certification schedule, including those addressed by the NRC in their letters, are not currently expected to affect the projected commercial operation dates for Plant Vogtle Units 3 and 4.

There are pending technical and procedural challenges to the construction and licensing of Plant Vogtle Units 3 and 4. Similar additional challenges at the state and federal level are expected as construction proceeds.

On August 31, 2009, the Company filed with the Georgia PSC its first semi-annual construction monitoring report for Plant Vogtle Units 3 and 4 for the period ended June 30, 2009 which did not include any proposed change to the estimated construction cost as certified by the Georgia PSC in March 2009. On February 25, 2010, the Georgia PSC approved the expenditures made by the Company pursuant to the certification through June 30, 2009. The Georgia PSC also ordered that in its future semi-annual construction monitoring reports, the Company will report against a total certified cost of approximately $6.1 billion, which is the effective certified amount after giving effect to the Georgia Nuclear Energy Financing Act as described above. The Company will continue to file construction monitoring reports by February 28 and August 31 of each year during the construction period.

The ultimate outcome of these matters cannot be determined at this time.

Other Construction

On August 10, 2009, the Company filed its quarterly construction monitoring report for Plant McDonough Units 4, 5, and 6 for the quarter ended June 30, 2009. On September 30, 2009, the Company amended the report. As amended, the report includes a request for an increase in the certified costs to construct Plant McDonough. The Georgia PSC held a hearing in December 2009 and is scheduled to render its decision on March 16, 2010. The ultimate outcome of this matter cannot be determined at this time.

4. JOINT OWNERSHIP AGREEMENTS

The Company and Alabama Power own equally all of the outstanding capital stock of SEGCO, which owns electric generating units with a total rated capacity of 1,020 megawatts, as well as associated transmission facilities. The capacity of these units is sold equally to the Company and Alabama Power under a contract which, in substance, requires payments sufficient to provide for the operating expenses, taxes, debt service, and return on investment, whether or not SEGCO has any capacity and energy available. The term of the contract extends automatically for two-year periods, subject to either party's right to cancel upon two year's notice. The Company accounts for SEGCO using the equity method.

The Company's share of expenses included in purchased power from affiliates in the statements of income is as follows:

	2009	2008	2007
		(in millions)	
Energy	**$ 44**	$ 86	$ 66
Capacity	**43**	41	42
Total	**$ 87**	$ 127	$ 108

The Company owns undivided interests in Plants Vogtle, Hatch, Scherer, and Wansley in varying amounts jointly with OPC, MEAG Power, Dalton, Florida Power & Light Company, Jacksonville Electric Authority, and Gulf Power. Under these agreements, the Company has contracted to operate and maintain the plants as agent for the co-owners and is jointly and severally liable for third party claims related to these plants. In addition, the Company jointly owns the Rocky Mountain pumped storage hydroelectric plant with OPC who is the operator of the plant. The Company and Florida Power Corporation (Progress Energy Florida) jointly own a combustion turbine unit (Intercession City) operated by Progress Energy Florida.

At December 31, 2009, the Company's percentage ownership and investment (exclusive of nuclear fuel) in jointly owned facilities in commercial operation were as follows:

Facility (Type)	Company Ownership	Investment	Accumulated Depreciation
		(in millions)	
Plant Vogtle (nuclear)			
Units 1 and 2	45.7%	$ 3,285	$ 1,916
Plant Hatch (nuclear)	50.1	937	522
Plant Wansley (coal)	53.5	696	195
Plant Scherer (coal)			
Units 1 and 2	8.4	133	70
Unit 3	75.0	723	339
Rocky Mountain (pumped storage)	25.4	175	106
Intercession City (combustion-turbine)	33.3	12	3

At December 31, 2009, the portion of total construction work in progress related to Plants Wansley, Scherer, and Vogtle Units 3 and 4 was $5 million, $247 million, and $611 million, respectively. Construction at Plants Wansley and Scherer relates primarily to environmental projects. See Note 3 under "Construction – Nuclear" for information on Plant Vogtle Units 3 and 4.

The Company's proportionate share of its plant operating expenses is included in the corresponding operating expenses in the statements of income and the Company is responsible for providing its own financing.

5. INCOME TAXES

Southern Company files a consolidated federal income tax return and combined state income tax returns for the States of Alabama, Georgia, and Mississippi. Under a joint consolidated income tax allocation agreement, each subsidiary's current and deferred tax expense is computed on a stand-alone basis and no subsidiary is allocated more expense than would be paid if it filed a separate income tax return. In accordance with IRS regulations, each company is jointly and severally liable for the tax liability.

Current and Deferred Income Taxes

The transfer of the Plant McIntosh construction project from Southern Power to the Company in 2005 resulted in a deferred gain to Southern Power for federal income tax purposes. The Company is reimbursing Southern Power for the remaining balance of the related deferred taxes of $3.9 million as it is reflected in Southern Power's future taxable income. Of this amount, $3.5 million is included in Other Deferred Credits and $0.4 million is included in Affiliated Accounts Payable in the balance sheets at December 31, 2009.

The transfer of the Dahlberg, Wansley, and Franklin projects to Southern Power from the Company in 2001 and 2002 also resulted in a deferred gain for federal income tax purposes. Southern Power is reimbursing the Company for the remaining balance of the related deferred taxes of $6.7 million as it is reflected in the Company's future taxable income. Of this amount, $5.7 million is included in Other Deferred Debits and $1.0 million is included in Affiliated Accounts Receivable in the balance sheets at December 31, 2009.

Details of income tax provisions are as follows:

	2009	2008	2007
		(in millions)	
Federal –			
Current	**$ 211**	$ 284	$ 442
Deferred	**175**	155	(72)
	386	439	370
State –			
Current	**7**	32	54
Deferred	**17**	16	(6)
	24	48	48
Total	**$ 410**	$ 487	$ 418

The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases, which give rise to deferred tax assets and liabilities, are as follows:

	2009	2008
	(in millions)	
Deferred tax liabilities –		
Accelerated depreciation	**$ 2,923**	$ 2,554
Property basis differences	**585**	594
Employee benefit obligations	**184**	174
Fuel clause under recovery	**270**	311
Premium on reacquired debt	**64**	67
Emissions allowances	**22**	-
Regulatory assets associated with employee benefit obligations	**362**	349
Asset retirement obligations	**263**	267
Other	**70**	72
Total	**4,743**	4,388
Deferred tax assets –		
Federal effect of state deferred taxes	**177**	189
Employee benefit obligations	**482**	457
Other property basis differences	**117**	127
Other deferred costs	**65**	99
Cost of removal obligations	**109**	-
State tax credit carry forward	**99**	-
Other comprehensive income	**12**	10
Unbilled fuel revenue	**42**	42
Asset retirement obligations	**263**	267
Environmental capital cost recovery	**37**	52
Other	**38**	21
Total	**1,441**	1,264
Total deferred tax liabilities, net	**3,302**	3,124
Portion included in current assets/(liabilities), net	**88**	(60)
Accumulated deferred income taxes	**$ 3,390**	$ 3,064

At December 31, 2009, tax-related regulatory assets were $609 million and tax-related regulatory liabilities were $134 million. The assets are attributable to tax benefits flowed through to customers in prior years and to taxes applicable to capitalized interest. The liabilities are attributable to deferred taxes previously recognized at rates higher than current enacted tax law and to unamortized investment tax credits. In accordance with regulatory requirements, deferred investment tax credits are amortized over the life of the related property with such amortization normally applied as a credit to reduce depreciation in the statements of income. Credits amortized in this manner amounted to $13.7 million in 2009 and $13.0 million annually in 2008 and 2007. At December 31, 2009, all investment tax credits available to reduce federal income taxes payable had been utilized.

Effective Tax Rate

A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

	2009	2008	2007
Federal statutory rate	**35.0%**	35.0%	35.0%
State income tax, net of federal deduction	**1.2**	2.2	2.4
Non-deductible book depreciation	**1.1**	0.9	1.1
AFUDC equity	**(2.7)**	(2.4)	(1.9)
Donations	**(0.8)**	-	(1.7)
Other	**(0.8)**	(1.1)	(1.7)
Effective income tax rate	**33.0%**	34.6%	33.2%

The decrease in the Company's 2009 effective tax rate is primarily the result of the Company's donation of 5,111 acres of land to the State of Georgia combined with an increase in non-taxable AFUDC equity and a decrease in tax deductions related to unrecognized tax benefits. See "Unrecognized Tax Benefits" and Note 3 under "Income Tax Matters" for additional information on these unrecognized tax benefits and related litigation.

The increase in the Company's 2008 effective tax rate is primarily the result of a decrease in donations for 2008 as a result of the Tallulah Gorge land donation in 2007 combined with an increase in non-taxable AFUDC equity. In 2007, the Company donated 2,200 acres of land in the Tallulah Gorge State Park to the State of Georgia.

The American Jobs Creation Act of 2004 created a tax deduction for a portion of income attributable to U.S. production activities as defined in the Internal Revenue Code Section 199 (production activities deduction). The deduction is equal to a stated percentage of qualified production activities net income. The percentage is phased in over the years 2005 through 2010 with a 3% rate applicable to the years 2005 and 2006, a 6% rate applicable for the years 2007 through 2009, and a 9% rate thereafter. The IRS has not clearly defined a methodology for calculating this deduction. However, Southern Company reached an agreement with the IRS on a calculation methodology and signed a closing agreement in December 2008. Therefore, in 2008, the Company reversed the unrecognized tax benefit related to the calculation methodology and adjusted the deduction for all previous years to conform to the agreement which resulted in a decrease in the 2008 deduction when compared to the 2007 deduction. Certain aspects of the production activities deduction remain unresolved. The net impact of the reversal of the unrecognized tax benefits combined with the application of the new methodology had no material effect on the Company's financial statements.

Unrecognized Tax Benefits

For 2009, the total amount of unrecognized tax benefits increased by $44.3 million, resulting in a balance of $181.4 million as of December 31, 2009.

Changes during the year in unrecognized tax benefits were as follows:

	2009	2008	2007
		(in millions)	
Unrecognized tax benefits at beginning of year	**$137**	$89	$65
Tax positions from current periods	**44**	47	20
Tax positions from prior periods	**1**	5	4
Reductions due to settlements	**-**	(4)	-
Reductions due to expired statute of limitations	**(1)**	-	-
Balance at end of year	**$181**	$ 137	$89

The tax positions from current periods increase for 2009 relate primarily to the Georgia state tax credits litigation, the production activities deduction tax position, and other miscellaneous uncertain tax positions. The tax positions increase from prior periods for 2009 relates primarily to the production activities deduction tax position. See Note 3 under "Income Tax Matters" for additional information.

Impact on the Company's effective tax rate, if recognized, is as follows:

	2009	2008	2007
		(in millions)	
Tax positions impacting the effective tax rate	**$ 181**	$ 134	$ 86
Tax positions not impacting the effective tax rate	**-**	3	3
Balance of unrecognized tax benefits	**$ 181**	$ 137	$ 89

The tax positions impacting the effective tax rate primarily relate to Georgia state tax credit litigation at the Company. See Note 3 under "Income Tax Matters" for additional information.

Accrued interest for unrecognized tax benefits was as follows:

	2009	2008	2007
		(in millions)	
Interest accrued at beginning of year	**$ 14**	$ 7	$ 3
Interest reclassified due to settlements	**-**	-	-
Interest accrued during the year	**6**	7	4
Balance at end of year	**$ 20**	$ 14	$ 7

The Company classifies interest on tax uncertainties as interest expense. The Company did not accrue any penalties on uncertain tax positions.

The IRS has audited and closed all tax returns prior to 2004. The audits for the state returns have either been concluded, or the statute of limitations has expired, for years prior to 2006.

Substantially all of the Company's unrecognized tax benefits impacting the effective tax rate are associated with the state income tax credits discussed in Note 3 under "Income Tax Matters." Settlement of this litigation could occur within the next 12 months, which would reduce the balance of the uncertain tax position by these amounts.

6. FINANCING

Long-Term Debt Payable to Affiliated Trusts

The Company has formed certain wholly-owned trust subsidiaries for the purpose of issuing preferred securities. The proceeds of the related equity investments and preferred security sales were loaned back to the Company through the issuance of junior subordinated notes totaling $206 million, which constitute substantially all of the assets of these trusts and are reflected in the balance sheets as Long-term Debt. The Company considers that the mechanisms and obligations relating to the preferred securities issued for its benefit, taken together, constitute a full and unconditional guarantee by it of the respective trusts' payment obligations with respect to these securities. At December 31, 2009, preferred securities of $200 million were outstanding. See Note 1 under "Variable Interest Entities" for additional information on the accounting treatment for these trusts and the related securities.

Securities Due Within One Year

A summary of the scheduled maturities and redemptions of securities due within one year at December 31 is as follows:

	2009	2008
	(in millions)	
Capital lease	**$ 4**	$ 5
Senior notes	**250**	275
Total	**$254**	$280

Maturities through 2014 applicable to total long-term debt are as follows: $254 million in 2010; $415 million in 2011; $205 million in 2012; $530 million in 2013; and $5 million in 2014.

Pollution Control Revenue Bonds

Pollution control obligations represent loans to the Company from public authorities of funds derived from sales by such authorities of revenue bonds issued to finance pollution control facilities. The Company is required to make payments sufficient for the authorities to meet principal and interest requirements of such bonds. The Company has incurred obligations in connection with the sale by public authorities of tax-exempt pollution control revenue bonds. The amount of tax-exempt pollution control revenue bonds outstanding at December 31, 2009 and 2008 was $2.0 billion and $1.9 billion, respectively. Proceeds from certain issuances are restricted until qualifying expenditures are incurred.

Senior Notes

The Company issued $1.0 billion aggregate principal amount of unsecured senior notes in 2009. The proceeds of the issuance were used to repay a portion of the Company's short-term indebtedness, fund note redemptions totaling $333 million, redeem pollution control revenue bonds totaling $327.3 million, and fund the Company's continuous construction program. At December 31, 2009 and 2008, the Company had $5.4 billion and $4.8 billion of senior notes outstanding, respectively. These senior notes are effectively subordinated to all secured debt of the Company, which aggregated $63 million and $68 million at December 31, 2009 and 2008, respectively.

Bank Term Loans

At December 31, 2009 and 2008, the Company had a $300 million bank loan outstanding, which matures in March 2011.

Capital Leases

Assets acquired under capital leases are recorded in the balance sheets as utility plant in service, and the related obligations are classified as long-term debt. At December 31, 2009 and 2008, the Company had a capitalized lease obligation for its corporate headquarters building of $62 million and $66 million, respectively, with an interest rate of 8.0%. For ratemaking purposes, the Georgia PSC has treated the lease as an operating lease and has allowed only the lease payments in cost of service. The difference between the accrued expense and the lease payments allowed for ratemaking purposes has been deferred and is being amortized to expense as ordered by the Georgia PSC. See Note 1 under "Regulatory Assets and Liabilities."

At December 31, 2009 and 2008, the Company had capitalized lease obligations of $0.6 million and $0.8 million, respectively, for its vehicles. However, for ratemaking purposes, these obligations are treated as operating leases and, as such, lease payments are charged to expense as incurred. The annual expense incurred for all capital leases in 2009, 2008, and 2007 was $8.7 million, $9.7 million, and $9.2 million, respectively.

Outstanding Classes of Capital Stock

The Company currently has preferred stock, Class A preferred stock, preference stock, and common stock authorized. The Company has shares of its Class A preferred stock, preference stock, and common stock outstanding. The Company's Class A preferred stock ranks senior to the Company's preference stock and common stock with respect to payment of dividends and voluntary or involuntary dissolution. The Company's preference stock ranks senior to the common stock with respect to the payment of dividends and voluntary or involuntary dissolution. Certain series of the Class A preferred stock and preference stock are subject to redemption at the option of the Company on or after a specified date (typically five or 10 years after the date of issuance) at a redemption price equal to 100% of the liquidation amount of the stock. In addition, the Company may redeem the outstanding series of the preference stock at a redemption price equal to 100% of the liquidation amount plus a make-whole premium based on the present value of the liquidation amount and future dividends.

Dividend Restrictions

The Company can only pay dividends to Southern Company out of retained earnings or paid-in-capital.

Bank Credit Arrangements

At December 31, 2009, the Company had credit arrangements with banks totaling $1.7 billion, of which $12 million was used to support outstanding letters of credit. Of these facilities, $595 million expire during 2010, with the remaining $1.1 billion expiring in

2012. $40 million of the facilities that expire in 2010 provides the option of converting borrowings into a two-year term loan. The Company expects to renew its facilities, as needed, prior to expiration. The agreements contain stated borrowing rates. All the agreements require payment of commitment fees based on the unused portion of the commitments or the maintenance of compensating balances with the banks. Commitment fees average less than 3/8 of 1% for the Company. Compensating balances are not legally restricted from withdrawal.

The credit arrangements contain covenants that limit the ratio of indebtedness to capitalization (each as defined in the arrangements) to 65%. For purposes of these definitions, indebtedness excludes the long-term debt payable to affiliated trusts and, in certain cases, other hybrid securities. In addition, the credit arrangements contain cross default provisions that would trigger an event of default if the Company defaulted on other indebtedness above a specified threshold. At December 31, 2009, the Company was in compliance with all such covenants. None of the arrangements contain material adverse change clauses at the time of borrowings.

The $1.7 billion of unused credit arrangements provides liquidity support to the Company's variable rate pollution control revenue bonds and its commercial paper borrowings. The amount of variable rate pollution control revenue bonds outstanding requiring liquidity support as of December 31, 2009 was $901 million. In addition, the Company borrows under a commercial paper program. The amount of commercial paper outstanding at December 31, 2009, 2008, and 2007 was $324 million, $256 million, and $616 million, respectively. The Company also had $100 million of short-term bank loans outstanding at December 31, 2008. Commercial paper and short-term bank loans are included in notes payable on the balance sheets.

During 2009, the peak amount of short-term debt outstanding was $757 million and the average amount outstanding was $348 million. The average annual interest rate on short-term debt in 2009 and 2008 was 0.4% and 2.9%, respectively.

7. COMMITMENTS

Construction Program

The Company currently estimates property additions to be approximately $2.5 billion, $2.4 billion, and $2.8 billion in 2010, 2011, and 2012, respectively. These amounts include $198 million, $109 million, and $115 million in 2010, 2011, and 2012, respectively, for construction expenditures related to contractual purchase commitments for nuclear fuel included under "Fuel Commitments." The construction programs are subject to periodic review and revision, and actual construction costs may vary from these estimates because of numerous factors. These factors include: changes in business conditions; revised load growth estimates; changes in environmental statutes and regulations; changes in nuclear plants to meet new regulatory requirements; changes in FERC rules and regulations; Georgia PSC approvals; changes in legislation; the cost and efficiency of construction labor, equipment, and materials; project scope and design changes; and the cost of capital. In addition, there can be no assurance that costs related to capital expenditures will be fully recovered. At December 31, 2009, significant purchase commitments were outstanding in connection with the construction program. See Note 3 under "Construction" for additional information.

Long-Term Service Agreements

The Company has entered into a Long-Term Service Agreement (LTSA) with General Electric (GE) for the purpose of securing maintenance support for the combustion turbines at the Plant McIntosh combined cycle facility. In summary, the LTSA stipulates that GE will perform all planned inspections on the covered equipment, which includes the cost of all labor and materials. GE is also obligated to cover the costs of unplanned maintenance on the covered equipment subject to a limit specified in the contract.

In general, this LTSA is in effect through two major inspection cycles per unit. Scheduled payments to GE, which are subject to price escalation, are made quarterly based on actual operating hours of the respective units. Total payments to GE under this agreement are currently estimated at $171.5 million over the remaining term of the agreement, which is currently projected to be approximately nine years. However, the LTSA contains various cancellation provisions at the option of the Company.

The Company has also entered into an LTSA with GE through 2014 for neutron monitoring system parts and electronics at Plant Hatch. Total remaining payments to GE under this agreement are currently estimated at $8 million. The contract contains cancellation provisions at the option of the Company. Payments made to GE prior to the performance of any work are recorded as a prepayment in the balance sheets. Work performed by GE is capitalized or charged to expense, as appropriate, net of any joint owner billings, based on the nature of the work.

The Company has entered into a LTSA with Mitsubishi Power Systems Americas, Inc. (MPS) for the purpose of providing certain parts and maintenance services for the three combined cycle units under construction at Plant McDonough, which are scheduled to go into service in February 2011, June 2011, and June 2012, respectively. The LTSA stipulates that MPS will perform all planned maintenance on each covered unit which includes the cost of all materials and services. MPS is also obligated to cover costs of unplanned maintenance on the gas turbines subject to limits specified in the LTSA. This LTSA will begin in 2011 and is in effect through two major inspection cycles per covered unit. Periodic payments to MPS are to be made quarterly and will also be made based on the scheduled inspections for the respective covered units. Payments to MPS under this agreement, which are subject to price escalation, are currently estimated to be $536.8 million for the term of the agreement which is expected to be between 12 and 13 years. However, the LTSA contains various termination provisions at the option of the Company.

Limestone Commitments

As part of the Company's program to reduce sulfur dioxide emissions from its coal plants, the Company has entered into various long-term commitments for the procurement of limestone to be used in flue gas desulfurization equipment. Limestone contracts are structured with tonnage minimums and maximums in order to account for fluctuations in coal burn and sulfur content. The Company has a minimum contractual obligation of 3.3 million tons, equating to approximately $101.0 million through 2019. Estimated expenditures (based on minimum contracted obligated dollars) over the next five years are $19.3 million in 2010, $14.8 million in 2011, $15.2 million in 2012, $15.5 million in 2013, and $16.0 million in 2014.

Fuel Commitments

To supply a portion of the fuel requirements of its generating plants, the Company has entered into various long-term commitments for the procurement of fossil and nuclear fuel. In most cases, these contracts contain provisions for price escalations, minimum purchase levels, and other financial commitments. Coal commitments include forward contract purchases for sulfur dioxide emissions allowances. Natural gas purchase commitments contain fixed volumes with prices based on various indices at the time of delivery; amounts included in the chart below represent estimates based on New York Mercantile Exchange future prices at December 31, 2009.

Total estimated minimum long-term commitments at December 31, 2009 were as follows:

	Commitments		
	Natural Gas	Coal	Nuclear Fuel
		(in millions)	
2010	$ 473	$2,239	$ 198
2011	575	1,843	109
2012	453	766	115
2013	422	525	111
2014	350	434	60
2015 and thereafter	3,414	1,533	207
Total	$5,687	$7,340	$ 800

Additional commitments for fuel will be required to supply the Company's future needs. Total charges for nuclear fuel included in fuel expense were $82 million, $77 million, and $79 million for the years 2009, 2008, and 2007, respectively.

SCS may enter into various types of wholesale energy and natural gas contracts acting as an agent for the Company and all of the other Southern Company traditional operating companies and Southern Power. Under these agreements, each of the traditional operating companies and Southern Power may be jointly and severally liable. The creditworthiness of Southern Power is currently inferior to the creditworthiness of the traditional operating companies. Accordingly, Southern Company has entered into keep-well agreements with the Company and each of the other traditional operating companies to ensure the Company will not subsidize or be responsible for any costs, losses, liabilities, or damages resulting from the inclusion of Southern Power as a contracting party under these agreements.

Purchased Power Commitments

The Company has commitments regarding a portion of a 5% interest in Plant Vogtle owned by MEAG Power that are in effect until the latter of the retirement of the plant or the latest stated maturity date of MEAG Power's bonds issued to finance such ownership interest. The payments for capacity are required whether or not any capacity is available. The energy cost is a function of each unit's variable operating costs. Portions of the capacity payments relate to costs in excess of Plant Vogtle's allowed investment for ratemaking purposes. The present value of these portions at the time of the disallowance was written off. Generally, the cost of such capacity and energy is included in purchased power from non-affiliates in the statements of income. Capacity payments totaled $47 million, $48 million, and $46 million in 2009, 2008, and 2007, respectively. The Company also has entered into other various long-term PPAs. Estimated total long-term obligations under these commitments at December 31, 2009 were as follows:

	Vogtle Capacity Payments	Affiliated PPAs	Non-Affiliated PPAs
		(in millions)	
2010	$ 55	$ 153	$ 135
2011	53	119	142
2012	47	107	115
2013	22	107	108
2014	18	108	109
2015 and thereafter	86	488	1,365
Total	$ 281	$ 1,082	$ 1,974

Certain PPAs reflected in the table are accounted for as operating leases.

Operating Leases

The Company has entered into various operating leases with various terms and expiration dates. Rental expenses related to these operating leases totaled $43 million for 2009, $52 million for 2008, and $55 million for 2007.

At December 31, 2009, estimated minimum lease payments for these noncancelable operating leases were as follows:

	Minimum Lease Payments		
	Rail Cars	Other	Total
		(in millions)	
2010	$ 30	$ 7	$ 37
2011	30	5	35
2012	16	3	19
2013	12	3	15
2014	10	3	13
2015 and thereafter	15	2	17
Total	$ 113	$ 23	$ 136

In addition to the rental commitments above, the Company has obligations upon expiration of certain rail car leases with respect to the residual value of the leased property. These leases expire in 2011 and the Company's maximum obligation is $39.7 million. At the termination of the leases, at the Company's option, the Company may either exercise its purchase option or the property can be sold to a third party. The Company expects that the fair market value of the leased property would substantially reduce or eliminate the Company's payments under the residual value obligation. A portion of the rail car lease obligations is shared with the joint owners of Plants Scherer and Wansley. A majority of the rental expenses related to the rail car leases are fully recoverable through the fuel cost recovery clause as ordered by the Georgia PSC and the remaining portion is recovered through base rates.

Guarantees

Alabama Power has guaranteed unconditionally the obligation of SEGCO under an installment sale agreement for the purchase of certain pollution control facilities at SEGCO's generating units, pursuant to which $24.5 million principal amount of pollution control revenue bonds are outstanding. Alabama Power has also guaranteed $50 million in senior notes issued by SEGCO. The Company has agreed to reimburse Alabama Power for the pro rata portion of such obligations corresponding to the Company's then proportionate ownership of stock of SEGCO if Alabama Power is called upon to make such payment under its guaranty.

As discussed earlier in this Note under "Operating Leases," the Company has entered into certain residual value guarantees related to rail car leases.

8. STOCK OPTION PLAN

Southern Company provides non-qualified stock options to a large segment of the Company's employees ranging from line management to executives. As of December 31, 2009, there were 1,954 current and former employees of the Company participating in the stock option plan, and there were 21 million shares of Southern Company common stock remaining available for awards under this plan. The prices of options granted to date have been at the fair market value of the shares on the dates of grant. Options granted to date become exercisable pro rata over a maximum period of three years from the date of grant. The Company generally recognizes stock option expense on a straight-line basis over the vesting period which equates to the requisite service period; however, for employees who are eligible for retirement the total cost is expensed at the grant date. Options outstanding will expire no later than 10 years after the date of grant, unless terminated earlier by the Southern Company Board of Directors in accordance with the stock option plan. For certain stock option awards, a change in control will provide accelerated vesting.

The estimated fair values of stock options granted in 2009, 2008, and 2007 were derived using the Black-Scholes stock option pricing model. Expected volatility was based on historical volatility of Southern Company's stock over a period equal to the expected term. The Company used historical exercise data to estimate the expected term that represents the period of time that options granted to employees are expected to be outstanding. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant that covers the expected term of the stock options. The following table shows the assumptions used in the pricing model and the weighted average grant-date fair value of stock options granted:

Year Ended December 31	**2009**	2008	2007
Expected volatility	**15.6%**	13.1%	14.8%
Expected term *(in years)*	**5.0**	5.0	5.0
Interest rate	**1.9%**	2.8%	4.6%
Dividend yield	**5.4%**	4.5%	4.3%
Weighted average grant-date fair value	**$1.80**	$2.37	$4.12

The Company's activity in the stock option plan for 2009 is summarized below:

	Shares Subject to Option	**Weighted Average Exercise Price**
Outstanding at December 31, 2008	7,992,436	$31.90
Granted	2,489,671	31.38
Exercised	(121,447)	20.59
Cancelled	(37,736)	32.71
Outstanding at December 31, 2009	**10,322,924**	**$31.90**
Exercisable at December 31, 2009	**6,870,135**	**$31.35**

The number of stock options vested, and expected to vest in the future, as of December 31, 2009 was not significantly different from the number of stock options outstanding at December 31, 2009 as stated above. At December 31, 2009, the weighted average remaining contractual term for the options outstanding and options exercisable was 5.9 years and 4.6 years, respectively, and the aggregate intrinsic value for the options outstanding and options exercisable was $23.1 million and $18.7 million, respectively.

As of December 31, 2009, there was $1.4 million of total unrecognized compensation cost related to stock option awards not yet vested. That cost is expected to be recognized over a weighted-average period of approximately 10 months.

For the years ended December 31, 2009, 2008, and 2007, total compensation cost for stock option awards recognized in income was $4.6 million, $4.2 million, and $6.0 million, respectively, with the related tax benefit also recognized in income of $1.8 million, $1.6 million, and $2.3 million, respectively.

The compensation cost and tax benefits related to the grant and exercise of Southern Company stock options to the Company's employees are recognized in the Company's financial statements with a corresponding credit to equity, representing a capital contribution from Southern Company.

The total intrinsic value of options exercised during the years ended December 31, 2009, 2008, and 2007 was $1.7 million, $10.6 million, and $17.4 million, respectively. The actual tax benefit realized by the Company for the tax deductions from stock option exercises totaled $0.7 million, $4.1 million, and $6.7 million, respectively, for the years ended December 31, 2009, 2008, and 2007.

9. NUCLEAR INSURANCE

Under the Price-Anderson Amendments Act (Act), the Company maintains agreements of indemnity with the NRC that, together with private insurance, cover third-party liability arising from any nuclear incident occurring at the Company's Plants Hatch and Vogtle. The Act provides funds up to $12.6 billion for public liability claims that could arise from a single nuclear incident. Each nuclear plant is insured against this liability to a maximum of $375 million by American Nuclear Insurers (ANI), with the remaining coverage provided by a mandatory program of deferred premiums that could be assessed, after a nuclear incident, against all owners of commercial nuclear reactors. The Company could be assessed up to $117.5 million per incident for each licensed reactor it operates but not more than an aggregate of $17.5 million per incident to be paid in a calendar year for each reactor. Such maximum assessment, excluding any applicable state premium taxes, for the Company, based on its ownership and buyback interests, is $237 million, per incident, but not more than an aggregate of $35 million to be paid for each incident in any one year. Both the maximum assessment per reactor and the maximum yearly assessment are adjusted for inflation at least every five years. The next scheduled adjustment is due no later than October 29, 2013.

The Company is a member of Nuclear Electric Insurance Limited (NEIL), a mutual insurer established to provide property damage insurance in an amount up to $500 million for members' nuclear generating facilities.

Additionally, the Company has policies that currently provide decontamination, excess property insurance, and premature decommissioning coverage up to $2.25 billion for losses in excess of the $500 million primary coverage. This excess insurance is also provided by NEIL. In the event of a loss, the amount of insurance available may not be adequate to cover property damage and other incurred expenses.

NEIL also covers the additional costs that would be incurred in obtaining replacement power during a prolonged accidental outage at a member's nuclear plant. Members can purchase this coverage, subject to a deductible waiting period of up to 26 weeks, with a maximum per occurrence per unit limit of $490 million. After the deductible period, weekly indemnity payments would be received until either the unit is operational or until the limit is exhausted in approximately three years. The Company purchases the maximum limit allowed by NEIL, subject to ownership limitations. Each facility has elected a 12-week deductible waiting period.

Under each of the NEIL policies, members are subject to assessments if losses each year exceed the accumulated funds available to the insurer under that policy. The current maximum annual assessments for the Company under the NEIL policies would be $50 million.

Claims resulting from terrorist acts are covered under both the ANI and NEIL policies (subject to normal policy limits). The aggregate, however, that NEIL will pay for all claims resulting from terrorist acts in any 12-month period is $3.2 billion plus such additional amounts NEIL can recover through reinsurance, indemnity, or other sources.

For all on-site property damage insurance policies for commercial nuclear power plants, the NRC requires that the proceeds of such policies shall be dedicated first for the sole purpose of placing the reactor in a safe and stable condition after an accident. Any remaining proceeds are to be applied next toward the costs of decontamination and debris removal operations ordered by the NRC, and any further remaining proceeds are to be paid either to the Company or to its bond trustees as may be appropriate under the policies and applicable trust indentures.

All retrospective assessments, whether generated for liability, property, or replacement power, may be subject to applicable state premium taxes.

10. FAIR VALUE MEASUREMENTS

Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing the asset or liability. The use of observable inputs is maximized where available and the use of unobservable inputs is minimized for fair value measurement and reflects a three-tier fair value hierarchy that prioritizes inputs to valuation techniques used for fair value measurement.

- Level 1 consists of observable market data in an active market for identical assets or liabilities.
- Level 2 consists of observable market data, other than that included in Level 1, that is either directly or indirectly observable.
- Level 3 consists of unobservable market data. The input may reflect the assumptions of the Company of what a market participant would use in pricing an asset or liability. If there is little available market data, then the Company's own assumptions are the best available information.

In the case of multiple inputs being used in a fair value measurement, the lowest level input that is significant to the fair value measurement represents the level in the fair value hierarchy in which the fair value measurement is reported.

As of December 31, 2009, assets and liabilities measured at fair value on a recurring basis during the period, together with the level of the fair value hierarchy in which they fall, are as follows:

	Fair Value Measurements Using			
As of December 31, 2009:	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
		(in millions)		
Assets:				
Nuclear decommissioning trusts:[a]				
Domestic equity	$428	$ 1	$ -	$429
U.S. Treasury and government agency securities	-	31	-	31
Municipal bonds	-	23	-	23
Corporate bonds	-	61	-	61
Mortgage and asset backed securities	-	23	-	23
Other	-	13	-	13
Total	$428	$152	$ -	$580
Liabilities:				
Energy-related derivatives	$ -	$75	$ -	$ 75
Interest rate derivatives	-	2	-	2
Total	$ -	$77	$ -	$ 77

(a) Excludes receivables related to investment income, pending investment sales, and payables related to pending investment purchases.

Energy-related derivatives and interest rate derivatives primarily consist of over-the-counter contracts. See Note 11 for additional information. The nuclear decommissioning trust funds are invested in a diversified mix of equity and fixed income securities. See Note 1 under "Nuclear Decommissioning" for additional information. All of these financial instruments and investments are valued primarily using the market approach.

As of December 31, 2009, the fair value measurements of investments calculated at net asset value per share (or its equivalent), as well as the nature and risks of those investments, are as follows:

As of December 31, 2009:	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
	(in millions)			
Nuclear decommissioning trusts:				
Corporate bonds – commingled funds	$14	None	Daily	1 to 3 days
Other – commingled funds	13	None	Daily	Not applicable

The commingled funds in the nuclear decommissioning trusts are invested primarily in a diversified portfolio of high grade money market instruments, including, but not limited to, commercial paper, notes, repurchase agreements, and other evidences of indebtedness with a maturity not exceeding 13 months from the date of purchase. The commingled funds will, however, maintain a dollar-weighted average portfolio maturity of 90 days or less. The assets may be longer term investment grade fixed income obligations having a maximum five year final maturity with put features or floating rates with a reset date of 13 months or less. The primary objective for the commingled funds is a high level of current income consistent with stability of principal and liquidity.

The Company's financial instruments for which the carrying amount did not equal fair value at December 31 were as follows:

	Carrying Amount	Fair Value
	(in millions)	
Long-term debt:		
2009	**$ 7,973**	**$ 8,059**
2008	$ 7,219	$ 7,096

The fair values were based on either closing market prices (Level 1) or closing prices of comparable instruments (Level 2).

11. DERIVATIVES

The Company is exposed to market risks, primarily commodity price risk and interest rate risk. To manage the volatility attributable to these exposures, the Company nets its exposures, where possible, to take advantage of natural offsets and enters into various derivative transactions for the remaining exposures pursuant to the Company's policies in areas such as counterparty exposure and risk management practices. The Company's policy is that derivatives are to be used primarily for hedging purposes and mandates strict adherence to all applicable risk management policies. Derivative positions are monitored using techniques including, but not limited to, market valuation, value at risk, stress testing, and sensitivity analysis. Derivative instruments are recognized at fair value in the balance sheets as either assets or liabilities.

Energy-Related Derivatives

The Company enters into energy-related derivatives to hedge exposures to electricity, gas, and other fuel price changes. However, due to cost-based rate regulations, the Company has limited exposure to market volatility in commodity fuel prices and prices of electricity. The Company manages fuel-hedging programs, implemented per the guidelines of the Georgia PSC, through the use of financial derivative contracts.

To mitigate residual risks relative to movements in electricity prices, the Company enters into physical fixed-price contracts for the purchase and sale of electricity through the wholesale electricity market. To mitigate residual risks relative to movements in gas prices, the Company may enter into fixed-price contracts for natural gas purchases; however, a significant portion of contracts are priced at market.

Energy-related derivative contracts are accounted for in one of two methods:

- *Regulatory Hedges* – Energy-related derivative contracts which are designated as regulatory hedges relate primarily to the Company's fuel hedging programs, where gains and losses are initially recorded as regulatory liabilities and assets, respectively, and then are included in fuel expense as the underlying fuel is used in operations and ultimately recovered through the fuel cost recovery clauses.
- *Not Designated* – Gains and losses on energy-related derivative contracts that are not designated or fail to qualify as hedges are recognized in the statements of income as incurred.

Some energy-related derivative contracts require physical delivery as opposed to financial settlement, which is both common and prevalent within the electric industry. When an energy-related derivative contract is settled physically, any cumulative unrealized gain or loss is reversed and the contract price is recognized in the respective line item representing the actual price of the underlying goods being delivered.

At December 31, 2009, the net volume of energy-related derivative contracts for natural gas positions for the Company, together with the longest hedge date over which it is hedging its exposure to the variability in future cash flows for forecasted transactions and the longest date for derivatives not designated as hedges, were as follows:

Net Purchased mmBtu*	Longest Hedge Date	Longest Non-Hedge Date
(in millions)		
71	2014	-

*mmBtu - million British thermal units

Interest Rate Derivatives

The Company also enters into interest rate derivatives, which include forward-starting interest rate swaps, to hedge exposure to changes in interest rates. Derivatives related to existing variable rate securities or forecasted transactions are accounted for as cash flow hedges. The derivatives employed as hedging instruments are structured to minimize ineffectiveness.

For cash flow hedges, the fair value gains or losses are recorded in other comprehensive income (OCI) and are reclassified into earnings at the same time the hedged transactions affect earnings.

At December 31, 2009, the Company had outstanding interest rate derivatives designated as cash flow hedges of existing debt as follows:

Notional Amount	Variable Rate Received	Weighted Average Fixed Rate Paid	Hedge Maturity Date	Fair Value Gain (Loss) December 31, 2009
(in millions)				*(in millions)*
$300	1-month LIBOR	2.43%	April 2010	$(2)

For the year ended December 31, 2009, the Company realized net losses of $19 million upon termination of certain interest rate derivatives at the same time it issued debt. The effective portion of these losses has been deferred in OCI and is being amortized to interest expense over the life of the original interest rate derivative, reflecting the period in which the forecasted hedged transaction affects earnings.

The estimated pre-tax losses that will be reclassified from OCI to interest expense for the next 12-month period ending December 31, 2010 are $12.8 million. The Company has deferred gains and losses that are expected to be amortized into earnings through 2037.

Derivative Financial Statement Presentation and Amounts

At December 31, 2009 and 2008, the fair value of energy-related derivatives and interest rate derivatives was reflected in the balance sheets as follows:

	Asset Derivatives			Liability Derivatives		
Derivative Category	**Balance Sheet Location**	**2009**	2008	**Balance Sheet Location**	**2009**	2008
		(in millions)			*(in millions)*	
Derivatives designated as hedging instruments for regulatory purposes						
Energy-related derivatives:	Other current assets	**$-**	$5	Liabilities from risk management activities	**$47**	$85
	Other deferred charges and assets	**-**	-	Other deferred credits and liabilities	**28**	33
Total derivatives designated as hedging instruments for regulatory purposes		**$-**	$5		**$75**	$118
Derivatives designated as hedging instruments in cash flow hedges						
Interest rate derivatives:	Other current assets	**$-**	$-	Liabilities from risk management activities	**$2**	$28
	Other deferred charges and assets	**-**	-	Other deferred credits and liabilities	**-**	1
Total derivatives designated as hedging instruments in cash flow hedges		**$-**	$-		**$2**	$29
Total		**$-**	$5		**$77**	$147

All derivative instruments are measured at fair value. See Note 10 for additional information.

At December 31, 2009 and 2008, the pre-tax effect of unrealized derivative gains (losses) arising from energy-related derivative instruments designated as regulatory hedging instruments and deferred on the balance sheets were as follows:

	Unrealized Losses			Unrealized Gains		
Derivative Category	**Balance Sheet Location**	**2009**	2008	**Balance Sheet Location**	**2009**	2008
		(in millions)			*(in millions)*	
Energy-related derivatives:	Other regulatory assets, current	**$(47)**	$(85)	Other regulatory liabilities, current	**$-**	$5
	Other regulatory assets, deferred	**(28)**	(33)	Other regulatory liabilities, deferred	**-**	-
Total energy-related derivative gains (losses)		**$(75)**	$(118)		**$-**	$5

For the years ended December 31, 2009, 2008, and 2007, the pre-tax effect of interest rate derivatives designated as cash flow hedging instruments on the statements of income were as follows:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in OCI on Derivative (Effective Portion)			Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)			
					Amount		
Derivative Category	**2009**	2008	2007	**Statements of Income Location**	**2009**	2008	2007
		(in millions)				*(in millions)*	
Interest rate derivatives	**$ (3)**	$ (34)	$ (5)	Interest expense	**$ (22)**	$ (3)	$ (1)

There was no material ineffectiveness recorded in earnings for any period presented.

For all years presented, the pre-tax effect of energy-related derivatives not designated as hedging instruments on the statements of income were immaterial.

Contingent Features

The Company has certain derivatives that could require collateral, but not accelerated payment, in the event of various credit rating changes of certain affiliated companies. At December 31, 2009, the fair value of derivative liabilities with contingent features was $17 million.

At December 31, 2009, the Company had no collateral posted with its derivative counterparties; however, because of the joint and several liability features underlying these derivatives, the maximum potential collateral requirements arising from the credit-risk-related contingent features, at a rating below BBB- and/or Baa3, is $33.3 million.

Currently, the Company has investment grade credit ratings from the major rating agencies with respect to debt, preferred securities, preferred stock, and preference stock.

Generally, collateral may be provided by a Southern Company guaranty, letter of credit, or cash. The Company participated in certain agreements that could require collateral in the event that one or more Southern Company system power pool participants has a credit rating change to below investment grade.

12. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for 2009 and 2008 is as follows:

Quarter Ended	Operating Revenues	Operating Income	Net Income After Dividends on Preferred and Preference Stock
		(in millions)	
March 2009	**$ 1,766**	**$ 272**	**$ 122**
June 2009	**1,874**	**369**	**190**
September 2009	**2,327**	**683**	**388**
December 2009	**1,725**	**206**	**114**
March 2008	$ 1,865	$ 325	$ 176
June 2008	2,111	442	248
September 2008	2,644	711	402
December 2008	1,792	182	77

The Company's business is influenced by seasonal weather conditions.

SELECTED FINANCIAL AND OPERATING DATA 2005-2009
Georgia Power Company 2009 Annual Report

	2009	2008	2007	2006	2005
Operating Revenues (in thousands)	**$7,691,740**	$8,411,552	$7,571,652	$7,245,644	$7,075,837
Net Income after Dividends on Preferred and Preference Stock (in thousands)	**$814,045**	$902,927	$836,136	$787,225	$744,373
Cash Dividends on Common Stock (in thousands)	**$738,900**	$721,200	$689,900	$630,000	$582,800
Return on Average Common Equity (percent)	**11.01**	13.56	13.50	13.80	14.08
Total Assets (in thousands)	**$24,294,566**	$22,315,668	$20,822,761	$19,308,730	$17,898,445
Gross Property Additions (in thousands)	**$2,646,158**	$1,953,448	$1,862,449	$1,276,889	$958,563
Capitalization (in thousands):					
Common stock equity	**$7,902,925**	$6,879,243	$6,435,420	$5,956,251	$5,452,083
Preferred and preference stock	**265,957**	265,957	265,957	44,991	43,909
Long-term debt	**7,782,340**	7,006,275	5,937,792	5,211,912	5,365,323
Total (excluding amounts due within one year)	**$15,951,222**	$14,151,475	$12,639,169	$11,213,154	$10,861,315
Capitalization Ratios (percent):					
Common stock equity	**49.5**	48.6	50.9	53.1	50.2
Preferred and preference stock	**1.7**	1.9	2.1	0.4	0.4
Long-term debt	**48.8**	49.5	47.0	46.5	49.4
Total (excluding amounts due within one year)	**100.0**	100.0	100.0	100.0	100.0
Security Ratings:					
Preferred and Preference Stock -					
Moody's	**Baa1**	Baa1	Baa1	Baa1	Baa1
Standard and Poor's	**BBB+**	BBB+	BBB+	BBB+	BBB+
Fitch	**A**	A	A	A	A
Unsecured Long-Term Debt -					
Moody's	**A2**	A2	A2	A2	A2
Standard and Poor's	**A**	A	A	A	A
Fitch	**A+**	A+	A+	A+	A+
Customers (year-end):					
Residential	**2,043,661**	2,039,503	2,024,520	1,998,643	1,960,556
Commercial	**295,375**	295,925	295,478	294,654	289,009
Industrial	**8,202**	8,248	8,240	8,008	8,290
Other	**6,580**	5,566	4,807	4,371	4,143
Total	**2,353,818**	2,349,242	2,333,045	2,305,676	2,261,998
Employees (year-end)	**8,599**	9,337	9,270	9,278	9,273

N/A = Not Applicable.

SELECTED FINANCIAL AND OPERATING DATA 2005-2009 (continued)

Georgia Power Company 2009 Annual Report

	2009	2008	2007	2006	2005
Operating Revenues (in thousands):					
Residential	**$ 2,686,155**	$2,648,176	$2,442,501	$2,326,190	$2,227,137
Commercial	**2,825,602**	2,917,270	2,576,058	2,423,568	2,357,077
Industrial	**1,318,070**	1,640,407	1,403,852	1,382,213	1,406,295
Other	**82,576**	80,492	75,592	73,649	73,854
Total retail	**6,912,403**	7,286,345	6,498,003	6,205,620	6,064,363
Wholesale - non-affiliates	**394,538**	568,797	537,913	551,731	524,800
Wholesale - affiliates	**111,964**	286,219	277,832	252,556	275,525
Total revenues from sales of electricity	**7,418,905**	8,141,361	7,313,748	7,009,907	6,864,688
Other revenues	**272,835**	270,191	257,904	235,737	211,149
Total	**$7,691,740**	$8,411,552	$7,571,652	$7,245,644	$7,075,837
Kilowatt-Hour Sales (in thousands):					
Residential	**26,272,226**	26,412,131	26,840,275	26,206,170	25,508,472
Commercial	**32,592,831**	33,058,109	33,056,632	32,112,430	31,334,182
Industrial	**21,810,062**	24,163,566	25,490,035	25,577,006	25,832,265
Other	**671,390**	670,588	697,363	660,285	737,343
Total retail	**81,346,509**	84,304,394	86,084,305	84,555,891	83,412,262
Wholesale - non-affiliates	**5,206,949**	9,756,260	10,577,969	10,685,456	10,588,891
Wholesale - affiliates	**2,504,437**	3,694,640	5,191,903	5,463,463	5,033,165
Total	**89,057,895**	97,755,294	101,854,177	100,704,810	99,034,318
Average Revenue Per Kilowatt-Hour (cents):					
Residential	**10.22**	10.03	9.10	8.88	8.73
Commercial	**8.67**	8.82	7.79	7.55	7.52
Industrial	**6.04**	6.79	5.51	5.40	5.44
Total retail	**8.50**	8.64	7.55	7.34	7.27
Wholesale	**6.57**	6.36	5.17	4.98	5.12
Total sales	**8.33**	8.33	7.18	6.96	6.93
Residential Average Annual Kilowatt-Hour Use Per Customer	**12,848**	12,969	13,315	13,216	13,119
Residential Average Annual Revenue Per Customer	**$1,314**	$1,300	$1,212	$1,173	$1,145
Plant Nameplate Capacity Ratings (year-end) (megawatts)	**15,995**	15,995	15,995	15,995	15,995
Maximum Peak-Hour Demand (megawatts):					
Winter	**15,173**	14,221	13,817	13,528	14,360
Summer	**16,080**	17,270	17,974	17,159	16,925
Annual Load Factor (percent)	**60.7**	58.4	57.5	61.8	59.4
Plant Availability (percent):					
Fossil-steam	**92.5**	91.0	90.8	91.4	90.0
Nuclear	**88.4**	89.8	92.4	90.7	89.3
Source of Energy Supply (percent):					
Coal	**52.3**	58.7	61.5	59.0	60.7
Nuclear	**16.2**	14.8	14.6	14.4	14.5
Hydro	**1.8**	0.6	0.5	0.9	1.9
Oil and gas	**7.7**	5.1	5.5	5.0	3.0
Purchased power -					
From non-affiliates	**4.4**	5.1	3.8	3.8	4.6
From affiliates	**17.6**	15.7	14.1	16.9	15.3
Total	**100.0**	100.0	100.0	100.0	100.0

DIRECTORS AND OFFICERS
Georgia Power Company 2009 Annual Report

Directors

Robert L. Brown, Jr.
President and Chief Executive Officer
R. L. Brown & Associates, Inc.

Anna R. Cablik
Owner and President
Anatek, Inc. & Anasteel & Supply Co., LLC

Michael D. Garrett
President and Chief Executive Officer
Georgia Power Company

Stephen S. Green
President and Chief Executive Officer
Stephen Green Properties, Inc.

David M. Ratcliffe
Chairman, President, and Chief Executive Officer
The Southern Company

Jimmy C. Tallent
President and Chief Executive Officer
United Community Banks, Inc.

Beverly Daniel Tatum
President
Spelman College

D. Gary Thompson
Retired (12/2004)
(Wachovia Corporation)

Richard W. Ussery
Retired (7/2006)
(Total System Services, Inc.)

W. Jerry Vereen
Chairman, President, and Chief Executive Officer
Riverside Manufacturing Company & Subsidiaries

E. Jenner Wood III
Chairman, President, and Chief Executive Officer
SunTrust Bank, Central Group

Officers

Michael D. Garrett
President and Chief Executive Officer
Georgia Power Company

W. Craig Barrs (Elected effective 1/1/10)
Executive Vice President
External Affairs

Mickey A. Brown
Executive Vice President
Customer Service Organization

Ronnie R. Labrato
Executive Vice President, Chief Financial Officer,
and Treasurer

Joseph A. (Buzz) Miller (Elected effective 5/20/09)
Executive Vice President
Nuclear Development

Thomas P. Bishop
Senior Vice President, Compliance Officer, and
General Counsel

Richard L. Holmes
Senior Vice President
Metro Region

E. Lamont Houston (Retired effective 12/31/09)
Senior Vice President
Customer Service and Sales

Douglas E. Jones
Senior Vice President
Fossil & Hydro Generation and
Senior Production Officer

Michael K. Anderson
Vice President
Corporate Services

Rebecca A. Blalock
Vice President
Information Resources

P. Mike Clanton
Vice President
Energy Sales, Efficiency, and Conservation

Ann P. Daiss
Vice President, Comptroller, and Chief Accounting
Officer

Walter Dukes
Region Vice President
East

DIRECTORS AND OFFICERS

Georgia Power Company 2009 Annual Report

A. Bryan Fletcher
Vice President
Supply Chain Management

J. Kevin Fletcher
Vice President
Community and Economic Development

Jeff G. Franklin
Vice President
Governmental and Regulatory Affairs

Oscar C. Harper IV
Vice President
Energy Planning and Nuclear Development

O. Ben Harris
Vice President
Land

Cathy P. Hill
Region Vice President
Coastal

Charles H. Huling
Vice President
Environmental Affairs

Gerald L. Johnson (Elected effective 3/1/10)
Vice President
Customer Services

Marsha S. Johnson
Vice President
Human Resources

Anne H. Kaiser
Region Vice President
Northwest

Jacki W. Lowe
Region Vice President
West

Daniel M. Lowery
Corporate Secretary

Terri H. Lupo
Region Vice President
South

Frank J. McCloskey
Vice President
Diversity

Robert B. Morris
Assistant Comptroller and Assistant Secretary

Laura I. Patterson (Elected effective 3/1/10)
Assistant Comptroller

Leslie R. Sibert
Vice President
Distribution

James E. Sykes, Jr.
Region Vice President
Northeast

Mark K. Tate (Resigned effective 3/1/10)
Assistant Comptroller

Thomas J. Wicker
Region Vice President
Central

Anthony L. Wilson
Vice President
Transmission

W. Tal Wright
Vice President
Corporate Communication

Wayne Boston (Retired effective 5/20/09)
Assistant Secretary and
Assistant Treasurer

Melissa K. Caen (Elected effective 5/20/09)
Assistant Secretary

Earl C. Long (Elected effective 8/19/09)
Assistant Treasurer

CORPORATE INFORMATION
Georgia Power Company 2009 Annual Report

General
This annual report is submitted for general information and is not intended for use in connection with any sale or purchase of, or any solicitation of offers to buy or sell, securities.

Profile
The Company produces and delivers electricity as an integrated utility to retail customers within the State of Georgia and to wholesale customers in the Southeast. The Company sells electricity to approximately 2.4 million customers within its service area. In 2009, retail energy sales accounted for 91% of the Company's total sales of 89.1 billion kilowatt-hours.

The Company is a wholly owned subsidiary of The Southern Company, which is the parent company of four traditional operating companies, a wholesale generation subsidiary, and other direct and indirect subsidiaries.

Trustee, Registrar, and Interest Paying Agent
All series of Senior Notes and Trust Preferred Securities
The Bank of New York Mellon
101 Barclay Street, 8 West
New York, New York 10286

Registrar, Transfer Agent, and Dividend Paying Agent
For Preferred Stock and Preference Stock
Southern Company Services, Inc.
Stockholder Services
P.O. Box 54250
Atlanta, GA 30308-0250
(800) 554-7626

There is no market for the Company's common stock, all of which is owned by Southern Company.

Dividends on the Company's common stock are payable at the discretion of the Company's board of directors. The dividends declared by the Company to its common stockholder for the past two years were as follows:

Quarter	2009	2008
First	$184,725	$180,300
Second	184,725	180,300
Third	184,725	180,300
Fourth	184,725	180,300

All of the outstanding shares of the Company's preferred and preference stock are registered in the name of Cede & Co., as nominee for The Depository Trust Company.

Form 10-K
A copy of the Form 10-K as filed with the Securities and Exchange Commission will be provided upon written request to the office of the Corporate Secretary. For additional information, contact the office of the Corporate Secretary at (404) 506-7450.

Georgia Power Company
241 Ralph McGill Boulevard, N.E.
Atlanta, GA 30308-3374
(404) 506-6526

Auditors
Deloitte & Touche LLP
Suite 1500
191 Peachtree Street, N.E.
Atlanta, GA 30303

Legal Counsel
Troutman Sanders LLP
600 Peachtree Street, N.E.
Suite 5200
Atlanta, GA 30308



RECEIVED
APR 28 2010
SECTION

NOTICE OF 2010 ANNUAL MEETING & INFORMATION STATEMENT

www.georgiapower.com



GEORGIA
POWER
A SOUTHERN COMPANY

GEORGIA POWER COMPANY
Atlanta, Georgia

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on May 19, 2010

The 2010 Annual Meeting of Shareholders of Georgia Power Company will be held on May 19, 2010 at 7:30 a.m., Eastern Time, at the Company's Auditorium, 241 Ralph McGill Boulevard, N.E., Atlanta, Georgia 30308-3374, to elect 11 members of the board of directors and to transact any other business that may properly come before said meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on April 9, 2010 will be entitled to notice of and to vote at said meeting or any adjournment or postponement thereof.

For directions to the meeting, please contact the Georgia Power Company Corporate Secretary at (404) 506-6526.

The Information Statement and the 2009 Annual Report are included in this mailing.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF INFORMATION STATEMENT AND 2009 ANNUAL REPORT FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 19, 2010.

The Information Statement and the 2009 Annual Report are also available on the internet at www.georgiapower.com/financial.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

BY ORDER OF THE BOARD OF DIRECTORS

Daniel M. Lowery
Corporate Secretary

Atlanta, Georgia
April 21, 2010

TABLE OF CONTENTS

INFORMATION STATEMENT

GENERAL INFORMATION

This Information Statement is furnished by Georgia Power Company (Company) in connection with the 2010 Annual Meeting of Shareholders and any adjournment or postponement thereof. The meeting will be held on May 19, 2010 at 7:30 a.m., Eastern Time, at the Company's Auditorium, 241 Ralph McGill Boulevard, N.E., Atlanta, Georgia 30308-3374. This Information Statement is initially being provided to shareholders on or about April 21, 2010. This Information Statement and the 2009 Annual Report are also available on the internet at www.georgiapower.com/financial.

At the meeting, the shareholders will vote to elect 11 members to the board of directors and transact any other business that may properly come before the meeting. We are not aware of any other matters to be presented at the meeting; however, the holder of the Company's common stock will be entitled to vote on any other matters properly presented.

All shareholders of record of Company's common stock and Class A preferred stock on the record date of April 9, 2010 are entitled to notice of and to vote at the meeting. On that date, there were 9,261,500 shares of common stock outstanding and entitled to vote, all of which are held by The Southern Company (Southern Company). There were also 1,800,000 shares of Class A preferred stock outstanding on that date. With respect to the election of directors, all of the outstanding shares of Class A preferred stock are entitled to vote as a single class with the Company's common stock. Each share of outstanding common stock counts as one vote and each share of outstanding Class A preferred stock counts as one-fourth vote. Neither the Company's charter nor bylaws provides for cumulative voting rights.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

SHAREHOLDER PROPOSALS

Shareholders may present proper proposals for inclusion in the Company's information statement and for consideration at the next annual meeting of its shareholders by submitting their proposals to the Company in a timely manner. In order to be considered for inclusion for the 2011 annual meeting, shareholder proposals must be received by the Company no later than February 21, 2011.

NOMINEES FOR ELECTION AS DIRECTORS

A board of 11 directors is to be elected at the annual meeting, with each director to hold office until the next annual meeting of shareholders and until the election and qualification of a successor. Each of the named nominees is currently a director. If any named nominee becomes unavailable for election, the board may substitute another nominee.

Below is information concerning the nominees for director stating, among other things, their names, ages, positions, and offices held, and descriptions of their business experience. The background, experiences and strengths of each nominee contributes to the diversity of the Company's board. The information is current as of the date of this Information Statement.

Michael D. Garrett – Director since 2004
Mr. Garrett, 60, is president and chief executive officer of the Company, which is the largest subsidiary of Southern Company. Prior to assuming his current position, Mr. Garrett was president and chief executive officer of Mississippi Power and before that he was an executive vice president at Alabama Power with responsibility for Customer Operations and Regulatory Affairs. He had a number of other leadership roles at Alabama Power which included vice president of finance, and senior vice president and later executive vice president of External Affairs. He has also served as chair of the Georgia Chamber of Commerce, the Woodruff Arts Center, and the Metro Atlanta Chamber of Commerce. Mr. Garrett's knowledge of the Company's business and industry, including the regulatory structure and other industry-specific matters, make him uniquely qualified to serve on the board.

Robert L. Brown, Jr. – Director since 2003
Mr. Brown, 58, is president and chief executive officer of R.L. Brown & Associates Inc. (architectural, planning, and construction management company), Decatur, Georgia. In 1984, Mr. Brown established R. L. Brown & Associates, Inc. to provide architectural and construction management on projects for corporate clients and private/government groups. His company has designed many projects throughout Metro-Atlanta and Alabama including the Birmingham Civil Rights Institute, Cascade Elementary School, Clark Atlanta University Student Center and Parking Facility, academic buildings for DeKalb College and Spelman College and the 1996 Olympic Tennis Venue. He is also a director of Citizens Trust Bank where he serves on the Governance and Audit/Compliance Committees. Mr. Brown also serves on the board of the Georgia Department of Transportation, the Georgia Chamber of Commerce, and the Georgia Public Policy Foundation, and as chairman for the Georgia Partnership for Excellence in Education and the DeKalb County Public Schools Foundation, Inc. Mr. Brown's experiences in business and community affairs have been valuable to the board.

Anna R. Cablik – Director since 2001
Ms. Cablik, 57, is president of Anatek, Inc. and Anasteel & Supply Company, LLC (supplier of fabricated concrete reinforcing steel), Ellenwood, Georgia. She was also president of MassAna Construction LLC (general construction), Marietta, Georgia, until December 2006. Ms. Cablik is a partner of PanAmerican Logistics, PanAmerican International, PanAmerican Transport, and Camana Holdings, L.L.C., Atlanta, Georgia. She is also a director of BB&T Corporation where she serves as a member of the Audit Committee. As the owner and operator of a company, Ms. Cablik has over 20 years of experience overseeing the preparation of financial statements and the review of accounting matters. Ms. Cablik's entrepreneurial and business-building skills and experience having successfully founded and grown several businesses, and her extensive career managing a diverse portfolio of projects, provide risk assessment skills and experience to the board.

Stephen S. Green – Director since 2008
Mr. Green, 61, is president and chief executive officer of Stephen Green Properties, Inc. (commercial real estate investment company), Savannah, Georgia. Mr. Green founded Stephen Green Properties in 1987 after spending a number of years as president of a family business, Green Distributors, a Frito-Lay distributor for southeast Georgia. He is chairman of the Georgia Ports Authority, a director and past chair of the Savannah Area Chamber of Commerce, and vice chair of the Savannah Airport Commission. Mr. Green's real estate investment and development experience and his knowledge of business and civic activities in Georgia's coastal area have brought important insights to the board.

David M. Ratcliffe – Director since 1999
Mr. Ratcliffe, 61, is chairman of the board, president, and chief executive officer of Southern Company. He previously served as president of Southern Company from April 2004 until July 2004; executive vice president of Southern Company from May 1999 until April 2004; chairman and chief executive officer of Georgia Power from January 2004 to April 2004 and president and chief executive officer of Georgia Power from May 1999 to January 2004. Mr. Ratcliffe has been an employee with the Southern Company system for more than 39 years and understands the electric utility business, the regulatory structure, and other industry-specific matters that affect the Company. He is a director of CSX Corporation, where he serves on the Executive and Operations and Public Affairs Committees and as chair of the Finance Committee. He is also a director of Alabama Power and Southern Power and a number of other Southern Company system companies. Mr. Ratcliffe is well qualified to be a member of the board.

Jimmy C. Tallent – Director since 2007
Mr. Tallent, 57, is president, chief executive officer, and director of United Community Banks, Inc. (UCBI), Blairsville, Georgia. UCBI operates banking offices located throughout north Georgia, metro Atlanta, coastal Georgia, western North Carolina, and east Tennessee. He serves on the board of trustees of Young Harris College and as a director of the Georgia Cities Foundation. Mr. Tallent's strong financial experience and his commitment to customer service and the business community make him a valuable member of the board.

Beverly Daniel Tatum – Director since 2008
Ms. Tatum, 55, is president of Spelman College, Atlanta, Georgia. She has been president of Spelman College since 2002 and is a renowned scholar, teacher, clinical psychologist, and race relations expert. Previously, she spent 13 years at Mount Holyoke College where she served as a psychology professor, department chair, dean of the college, and acting president. Ms. Tatum also serves on the board of trustees of the Woodruff Arts Center and the Carnegie Foundation for the Advancement of Teaching. Her keen understanding of the educational challenges in the State of Georgia and her extensive experience researching and creating awareness around diversity issues make her a valuable member of the board.

D. Gary Thompson – Director since 2003
Mr. Thompson, 63, retired as chief executive officer of Georgia Banking, Wachovia Bank, N.A., Atlanta, Georgia, and executive vice president of Wachovia Corporation, Charlotte, North Carolina, effective December 2004. He is a director of American Family Life Assurance Company of Columbus where he serves as a member of the Compensation Committee and the Corporate Governance Committee. Mr. Thompson is also on the board of the Metro Atlanta Chamber of Commerce and the Georgia Chamber of Commerce. Mr. Thompson's wealth of experience in the areas of banking, finance, and corporate governance has been valuable to the board.

Richard W. Ussery – Director since 2001
Mr. Ussery, 62, retired as chairman of the board of Total System Services, Inc. (TSYS) credit card processing facility, Columbus, Georgia, effective January 2006. He previously served as chief executive officer and chairman of the board of TSYS from 1992 until July 2004. He is a director of TSYS. Mr. Ussery's leadership skills, extensive knowledge of and experience in the payment services and financial services industries, and understanding of business give him unique insights into the challenges and opportunities facing the Company. He has made valuable contributions to the board.

W. Jerry Vereen – Director since 1988
Mr. Vereen, 69, is chairman, president, and chief executive officer of Riverside Manufacturing Company (manufacturing and sales of uniforms), Moultrie, Georgia. He is a director of Gerber Scientific, Inc. where he serves as chair of the Management Development and Compensation Committee and as a member of the Audit and Finance Committee and Nominating and Corporate Governance Committee. Mr. Vereen is also on the board of the Georgia Chamber of Commerce. His business acumen has been beneficial to the board.

E. Jenner Wood, III – Director since 2001
Mr. Wood, 58, is chairman, president, and chief executive officer of SunTrust Bank, Central Group and executive vice president of SunTrust Banks Inc., Atlanta, Georgia. He is a director of Oxford Industries, Inc. and Crawford & Company, where he serves on the Compensation Committee. Mr. Wood's leadership experience and knowledge of banking and finance are beneficial to the board.

Each nominee has served in his or her present position for at least the past five years, unless otherwise noted.

Vote Required

The majority of the votes cast by the shares outstanding and entitled to vote at a meeting at which a quorum is present is required for the election of directors. Southern Company, as the owner of all of the Company's outstanding common stock, will vote for all of the nominees above.

CORPORATE GOVERNANCE

DIRECTOR INDEPENDENCE

The Company is managed by a core group of officers and governed by a board of directors that currently consists of 11 members. The current nominees for election as directors consist of nine non-employee directors and Mr. Garrett, the president and chief executive officer of the Company, and Mr. Ratcliffe, the president and chief executive officer of Southern Company.

GOVERNANCE POLICIES AND PROCESSES

Southern Company owns all of the Company's outstanding common stock, which represents a substantial majority of the overall voting power of the Company's equity securities, and the Company has listed only debt, preferred stock, and preferred securities on the New York Stock Exchange (NYSE). Accordingly, under the rules of the NYSE, the Company is exempt from most of the NYSE's listing standards relating to corporate governance. The Company has voluntarily complied with certain of the NYSE's listing standards relating to corporate governance where such compliance was deemed to be in the best interests of the Company's shareholders. In addition, under the rules of the Securities and Exchange Commission (SEC), the Company is exempt from the audit committee requirements of Section 301 of the Sarbanes-Oxley Act of 2002 and, therefore, is not required to have an audit committee or an audit committee report on whether it has an audit committee financial expert.

DIRECTOR COMPENSATION

Only non-employee directors of the Company are compensated for service on the board of directors. During 2009 and until March 31, 2010, the pay components for non-employee directors were:

Annual retainers:

- $22,000 retainer paid in quarterly amounts of $5,500
- additional $3,000 retainer paid in quarterly amounts of $750 if serving as chair of a standing board committee

Annual equity grants:

- 520 shares of Southern Company common stock paid in quarterly grants of 130 shares (1)

Meeting fees:

- $1,800 for participation in a meeting of the board
- $1,200 for participation in a meeting of a committee of the board
- $1,200 for each day of a visit to a plant or office of the Company and for any other business meeting at which the director participates as a representative of the Company

(1) Equity grants may be deferred at the director's election.

Effective April 1, 2010, the director compensation program was amended with pay components being as follows:

Annual retainers:

- $44,000 retainer paid in quarterly amounts of $11,000
- additional $5,000 retainer paid in quarterly amounts of $1,250 if serving as chair of a standing board committee

Annual equity grants:

- $30,000 in Southern Company common stock units paid in quarterly grants of $7,500 (1)

Meeting fees:

- Meeting fees are not paid for participation in the initial five meetings of the board in a calendar year. If more than five meetings of the board are held in a calendar year, $1,800 will be paid for participation in each meeting of the board beginning with the sixth meeting.
- Meeting fees are not paid for participation in the initial five meetings of a committee in a calendar year. If more than five meetings of a committee are held in a calendar year, $1,200 will be paid for participation in each meeting of the committee beginning with the sixth meeting.

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(1) Equity grants may be deferred at the director's election.

DIRECTOR DEFERRED COMPENSATION PLAN

If deferred, all quarterly equity grants are required to be deferred in the Deferred Compensation Plan for Directors of Georgia Power Company, as amended and restated effective January 1, 2008 (Director Deferred Compensation Plan), and are invested in Southern Company common stock units which earn dividends as if invested in Southern Company common stock. Earnings are reinvested in additional stock units. Upon leaving the board, distributions are made in shares of Southern Company common stock.

In addition, directors may elect to defer up to 100% of their remaining compensation in the Director Deferred Compensation Plan until membership on the board ends. Deferred compensation may be invested as follows, at the director's election:

- in Southern Company common stock units which earn dividends as if invested in Southern Company common stock and are distributed in shares of Southern Company common stock upon leaving the board
- in Southern Company common stock units which earn dividends as if invested in Southern Company common stock and are distributed in cash upon leaving the board
- at the prime interest rate which is paid in cash upon leaving the board

All investments and earnings in the Director Deferred Compensation Plan are fully vested and, at the election of the director, may be distributed in a lump sum payment or in up to 10 annual distributions after leaving the board.

DIRECTOR COMPENSATION TABLE

The following table reports all compensation to the Company's non-employee directors during 2009, including amounts deferred in the Director Deferred Compensation Plan. Non-employee directors do not receive Non-Equity Incentive Plan Compensation or stock option awards, and there is no pension plan for non-employee directors.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Robert L. Brown, Jr.	40,000	16,935	0	0	56,935
Anna R. Cablik	43,000	16,935	0	0	59,935
Stephen S. Green	44,800	16,975	0	0	61,775
Jimmy C. Tallent	34,000	16,935	0	0	50,935
Beverly Daniel Tatum	35,200	16,935	0	0	52,135
D. Gary Thompson	38,800	16,935	0	0	55,735
Richard W. Ussery	43,000	16,975	0	0	59,975
W. Jerry Vereen	49,000	16,935	0	0	65,935
E. Jenner Wood III	43,000	16,935	0	0	59,935

(1) Includes amounts voluntarily deferred in the Director Deferred Compensation Plan.
(2) Includes fair market value of equity grants on grant dates. All such stock awards are vested immediately upon grant.
(3) Consists of tax "gross-ups" for the reimbursement of taxes on spousal air travel and gifts/activities provided to attendees at Company sponsored events.

BOARD LEADERSHIP STRUCTURE

The board believes that the combined role of chief executive officer and chairman is beneficial to the Company because Mr. Garrett is the director most familiar with the Company's business and industry, including the regulatory structure and other industry-specific matters, as well as being most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. Independent directors and management have different perspectives and roles in strategy development. The chief executive officer brings company-specific experience and expertise, while the Company's independent directors bring experience, oversight, and expertise from outside the Company and its industry.

EXECUTIVE SESSIONS

It is the policy of the directors to hold an executive session of the non-employee directors without management participation at each regularly scheduled board of directors meeting. The most tenured non-employee member of the board presides over such executive sessions. Information on how to communicate with the non-employee directors is provided under Communicating with the Board below.

COMMITTEES OF THE BOARD

Controls and Compliance Committee:

- Members are Mr. Ussery, Chair; Mr. Tallent, and Ms. Tatum
- Met four times in 2009
- Oversees the Company's internal controls and compliance matters

The Controls and Compliance Committee provides, on behalf of the board, oversight of the Company's system of internal control, compliance, ethics, and employee concerns programs and activities. Its responsibilities include review and assessment of such matters as the adequacy of internal controls, the internal control environment, management risk assessment, response to reported internal control weaknesses, internal auditing and ethics, and compliance program policies and practices. The Controls and Compliance Committee reports activities and findings to the board of directors and the Southern Company Audit Committee. The Controls and Compliance Committee meets periodically with management, the internal auditors, and the independent registered public accounting firm to discuss auditing, internal controls, and compliance matters.

The Southern Company Audit Committee provides broad oversight of the Company's financial reporting and control processes. The Southern Company Audit Committee reviews and discusses the Company's financial statements with management, the internal auditors, and the independent registered public accounting firm. Such discussions include critical accounting policies and practices, alternative financial treatments, proposed adjustments, and control recommendations. Such discussions also include significant management judgments and estimates, reporting or operational issues, and changes in accounting principles, as well as any disagreements with management.

The charter of the Southern Company Audit Committee is available on Southern Company's website (www.southerncompany.com). The Southern Company Audit Committee has authority to appoint, compensate, and oversee the work of the independent registered public accounting firm.

Compensation Committee:

- Members are Ms. Cablik, Chair; Mr. Thompson, and Mr. Wood
- Met two times in 2009
- Oversees the administration of the Company's compensation arrangements

The Company's Compensation Committee reviews and provides input to the Southern Company Compensation and Management Succession Committee on the performance and compensation of the Company's chief executive officer and makes recommendations regarding the fees paid to members of the Company's board of directors.

The Southern Company Compensation and Management Succession Committee approves the corporate performance goals used to determine incentive compensation and establishes the mechanism for setting compensation levels for the Company's executive officers. It also administers executive compensation plans and reviews management succession plans. The Charter of the Southern Company Compensation and Management Succession Committee is available on Southern Company's website (www.southerncompany.com).

In 2009, the Southern Company Compensation and Management Succession Committee directly retained Towers Perrin as its outside compensation consultant. The Southern Company Compensation and Management Succession Committee informed Towers Perrin in writing that the Southern Company Compensation and Management Succession Committee expected Towers Perrin to provide an independent assessment of the current executive compensation program and any management-recommended changes to that program and to work with Southern Company's management to ensure that the executive compensation program is designed and administered consistent with the Southern Company Compensation and Management Succession Committee's requirements. The Southern Company Compensation and Management Succession Committee also expected Towers Perrin to recommend changes based on executive compensation and related corporate governance trends.

During 2009, Towers Perrin assisted the Southern Company Compensation and Management Succession Committee with comprehensive market data and its implications for pay at the Company and various other governance, design, and compliance matters.

Southern Company engages human resources consulting firms, including Towers Perrin, for various services including compensation and benefits market studies, health and retirement actuarial services, and health and wellness consulting. The services provided by Towers Perrin in 2009 and the fees paid for those services are listed below.

Engagement by Southern Company Compensation and Management Succession Committee (executive compensation consulting)	$582,876
Health and Welfare Plan Projects	$560,959
Development of communications for compensation program changes	$118,544

The Southern Company Compensation and Management Succession Committee does not believe that its consultant's independence was affected by the additional services provided by the firm. However, beginning in 2010, all such services must be approved in advance by the chair of the Southern Company Compensation and Management Succession Committee, as provided in such Committee's Charter as amended effective February 15, 2010.

Executive Committee:

- Members are Mr. Garrett, Chair; Mr. Brown, Mr. Ussery, Mr. Vereen, and Mr. Wood
- Met one time in 2009
- Acts in place of full board on matters that require board action between meetings of the board to the extent permitted by law and within certain limits set by the board

Finance Committee:

- Members are Mr. Wood, Chair; Ms. Cablik, and Mr. Thompson
- Met seven times in 2009
- Reviews the Company's financial and fiscal affairs and recommends/approves actions on behalf of the board to the extent permitted by law and within certain limits set by the board

Nuclear Committee:

- Members are Mr. Vereen, Chair; Mr. Brown, and Mr. Green
- Met three times in 2009
- Reviews nuclear operations activities

BOARD RISK OVERSIGHT

The chief executive officer of the Company has designated a member of management as the primary responsible officer for identifying and providing information and updates related to the significant risks facing the Company. The board provides ongoing oversight of risks through regular management reports related to significant strategic and operational issues. The Controls and Compliance Committee of the board as part of its review of management's risk assessment receives a risk report at least twice each year on the Company's risk profile. This Committee elevates any significant risk issues and changes to the risk profiles to the full board as appropriate. All significant risks identified on the Company's risk profile are reviewed with the full board periodically.

DIRECTOR ATTENDANCE

The board of directors met four times in 2009. Director attendance at all applicable board and committee meetings was 98%. With the exception of Mr. Ratcliffe who attended 50% of the applicable meetings, no other nominee attended less than 75% of applicable meetings.

DIRECTOR NOMINATION PROCESS

The Company does not have a nominating committee. The full board, with input from the Company's president and chief executive officer, identifies director nominees. The board evaluates candidates based on the requirements set forth in the Company's bylaws and regulatory requirements applicable to the Company.

Southern Company owns all of the Company's common stock and, as a result, Southern Company's affirmative vote is sufficient to elect director nominees. Consequently, the board has not established a separate nominating committee and does not accept proposals from preferred shareholders regarding potential candidates for director nominees. Southern Company's president and chief executive officer is on the Company's board and may propose on behalf of Southern Company potential candidates for director nominees.

COMMUNICATING WITH THE BOARD

Shareholders and other parties interested in communicating directly with the Company's board of directors can contact them by writing c/o Corporate Secretary, Georgia Power Company, 241 Ralph McGill Boulevard, N.E., Bin 10120, Atlanta, Georgia 30308. The Corporate Secretary will receive the correspondence and forward it to the individual director or directors to whom the correspondence is directed. The Corporate Secretary will not forward any correspondence that is unduly hostile, threatening, illegal, not reasonably related to the Company or its business, or similarly inappropriate.

BOARD ATTENDANCE AT ANNUAL MEETING OF SHAREHOLDERS

The Company does not have a policy relating to attendance at the Company's annual meeting of shareholders by directors. The Company does not solicit proxies for the election of directors because the affirmative vote of Southern Company is sufficient to elect the nominees and, therefore, holders of the Company's preferred stock rarely attend the annual meeting. Consequently, a policy encouraging directors to attend the annual meeting of shareholders is not necessary. None of the Company's directors attended the Company's 2009 annual meeting of shareholders.

AUDIT COMMITTEE REPORT

The Southern Company Audit Committee (Audit Committee) oversees the Company's financial reporting process on behalf of the board of directors of Southern Company. The Company's management has the primary responsibility for establishing and maintaining adequate internal controls over financial reporting, including disclosure controls and procedures, and for preparing the Company's financial statements. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements of the Company and management's report on the Company's internal control over financial reporting in the 2009 Annual Report with management. The Audit Committee also reviews the Company's quarterly and annual reporting on Forms 10-Q and 10-K prior to filing with the SEC. The Audit Committee's review process includes discussions of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and estimates, and the clarity of disclosures in the financial statements.

The independent registered public accounting firm is responsible for expressing an opinion on the conformity of the audited financial statements with accounting principles generally accepted in the United States. The Audit Committee has discussed with the independent registered public accounting firm the matters that are required to be discussed by Statement on Auditing Standards No. 61, as amended (American Institute of Certified Public Accountants, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T. In addition, the Audit Committee has discussed with the independent registered public accounting firm its independence from management and the Company as required under rules of the PCAOB and has received the written disclosures and letter from the independent registered public accounting firm required by the rules of the PCAOB. The Audit Committee also has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with maintaining the firm's independence.

The Audit Committee discussed the overall scopes and plans with the Company's internal auditors and independent registered public accounting firm for their respective audits. The Audit Committee meets with the internal auditors and the independent registered public accounting firm, with and without management present, to discuss the results of their audits and the overall quality of the Company's financial reporting. The Audit Committee also meets privately with Southern Company's compliance officer. The Audit Committee held 10 meetings during 2009.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the board of directors of Southern Company (and such board approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 and filed with the SEC. The Audit Committee also reappointed Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2010. At the 2010 annual meeting of the Southern Company's stockholders, the stockholders will be asked to ratify the Audit Committee's selection of the independent registered public accounting firm.

Members of the Audit Committee:

William G. Smith, Jr., Chair
Jon A. Boscia
Warren A. Hood, Jr.

PRINCIPAL INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

The following represents the fees billed to the Company for the two most recent fiscal years by Deloitte & Touche LLP (Deloitte & Touche) — the Company's principal independent registered public accounting firm for 2008 and 2009:

	2008	2009
	(in thousands)	
Audit Fees(1)	$3,574	$2,847
Audit-Related Fees(2)	11	11
Tax Fees	0	0
All Other Fees	0	0
Total	$3,585	$2,858

(1) Includes services performed in connection with financing transactions.
(2) Includes internal control review services and accounting consultations.

The Audit Committee (on behalf of Southern Company and all of its subsidiaries, including the Company) has adopted a Policy on Engagement of the Independent Auditor for Audit and Non-Audit Services that includes requirements for the Audit Committee to pre-approve services provided by Deloitte & Touche. This policy was initially adopted in July 2002 and, since that time, all services included in the chart above have been pre-approved by the Audit Committee.

Under the policy, the independent registered public accounting firm delivers an annual arrangements letter which provides a description of services anticipated to be rendered to the Company by the independent registered public accounting firm for the Audit Committee to approve. The Audit Committee's approval of the independent registered public accounting firm's annual arrangements letter constitutes pre-approval of all services covered in the letter. In addition, under the policy, the Audit Committee has pre-approved the engagement of the independent registered public accounting firm to provide services related to the issuance of comfort letters and consents required for securities sales by the Company and services related to consultation on routine accounting and tax matters. The Audit Committee has delegated pre-approval authority to the chair of the Audit Committee with respect to permissible services up to a limit of $50,000 per engagement. The chair of the Audit Committee is required to report any pre-approval decisions at the next scheduled Audit Committee meeting.

Under the policy, prohibited non-audit services are services prohibited by the SEC to be performed by the Company's independent registered public accounting firm. These services include bookkeeping or other services related to the preparation of accounting records or financial statements of the Company, financial information systems design and implementation, appraisal or valuation services, fairness opinions or contribution-in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources, broker or dealer, investment advisor or investment banking services, legal services and expert services unrelated to the audit, and any other service that the PCAOB determines is impermissible. In addition, officers of the Company may not engage the independent registered public accounting firm to perform any personal services, such as personal financial planning or personal income tax services.

PRINCIPAL INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPRESENTATION

No representative of Deloitte & Touche is expected to be present at the 2010 Annual Meeting of Shareholders unless, no later than three business days prior to the day of the meeting, the Company's Corporate Secretary has received written notice from a shareholder addressed to the Corporate Secretary at Georgia Power Company, 241 Ralph McGill Boulevard, N.E., Atlanta, Georgia 30308 that such shareholder will attend the meeting and wishes to ask questions of a representative of Deloitte & Touche. In such a case, a representative of Deloitte & Touche will be present at the Annual Meeting to respond to questions and will have an opportunity to make a statement if they so desire.

EXECUTIVE COMPENSATION

Throughout this executive compensation section, references to the Compensation Committee mean the Southern Company Compensation and Management Succession Committee.

COMPENSATION DISCUSSION AND ANALYSIS (CD&A)

GUIDING PRINCIPLES AND POLICIES

Southern Company, through a single executive compensation program for all officers of its subsidiaries, drives and rewards both Southern Company financial performance and individual business unit performance.

This executive compensation program is based on a philosophy that total executive compensation must be competitive with the companies in our industry, must be tied to and motivate our executives to meet our short- and long-term performance goals, must foster and encourage alignment of executive interests with the interests of our stockholders and our customers, and must not encourage excessive risk-taking. The program generally is designed to motivate all employees, including executives, to achieve operational excellence and financial goals while maintaining a safe work environment.

The executive compensation program places significant focus on rewarding performance. The program is performance-based in several respects:

- Southern Company's actual earnings per share (EPS) and the Company's business unit performance, which includes return on equity (ROE), and the Company's operational performance, compared to target performance levels established early in the year, determine the ultimate annual payouts under the short-term (annual) performance-based compensation program (Performance Pay Program).

- Southern Company common stock (Common Stock) price changes result in higher or lower ultimate values of stock options.

- Southern Company's dividend payout and total shareholder return compared to those of its industry peers lead to higher or lower payouts under the Performance Dividend Program (performance dividends).

The pay-for-performance principles apply not only to the named executive officers, but to thousands of Company employees. The Performance Pay Program covers almost all of the Company's 8,500 employees. Stock options and performance dividends cover over 1,600 of the Company's employees. These programs engage our people in our business, which ultimately is good not only for them, but for the Company's customers and Southern Company's stockholders.

OVERVIEW OF EXECUTIVE COMPENSATION COMPONENTS

The executive compensation program has several components, each of which plays a different role. The chart below discusses the intended role of each material pay component, what it rewards, and why we use it. Following the chart is additional information that describes how we made 2009 pay decisions.

Pay Element	Intended Role and What the Element Rewards	Why We Use the Element
Base Salary	Base salary is pay for competence in the executive role, with a focus on scope of responsibilities. One-time lump sum payments are made in lieu of promotional salary increases in certain circumstances.	Market practice. Provides a threshold level of cash compensation for job performance.
Annual Performance-Based Compensation: Performance Pay Program	The Performance Pay Program rewards achievement of operational, EPS, and business unit financial goals.	Market practice. Performance-based compensation. Focuses attention on achievement of short-term goals that ultimately work to fulfill our mission to customers and lead to increased stockholder value in the long term.
Long-Term Performance-Based Compensation: Stock Options	Stock options reward price increases in Common Stock over the market price on the date of grant, over a 10-year term.	Market practice. Performance-based compensation. Aligns executives' interests with those of Southern Company's stockholders.
Long-Term Performance-Based Compensation: Performance Dividends	Performance dividends provide cash compensation dependent on the number of stock options held at year end, Southern Company's dividends paid during the year, and Southern Company's four-year total shareholder return versus industry peers.	Market practice. Performance-based compensation. Enhances the value of stock options and focuses executives on maintaining a significant dividend yield for Southern Company's stockholders. Aligns executives' interests with Southern Company's stockholders' interests since payouts are dependent on the returns realized by Southern Company's stockholders versus those of our industry peers.
Southern Excellence Awards	An employee may receive discretionary cash or non-cash awards based on extraordinary performance. Awards are not tied to pre-established goals.	Provides a means of rewarding, on a current basis, extraordinary performance.

Pay Element	Intended Role and What the Element Rewards	Why We Use the Element
Retention/Restricted Stock Unit Awards	Provides an incentive for retention purposes. Common Stock performance determines ultimate value of the award.	Encourages long-term retention and further aligns recipients' interests with those of Southern Company stockholders.
Retirement Benefits	The Southern Company Deferred Compensation Plan provides the opportunity to defer to future years up to 50% of base salary and all or part of performance-based compensation, except stock options, in either a prime interest rate or Common Stock account. Executives participate in employee benefit plans available to all employees of the Company, including a 401(k) savings plan and the funded Southern Company Pension Plan (Pension Plan). The Supplemental Benefit Plan counts pay, including deferred salary, ineligible to be counted under the Pension Plan and the 401(k) plan due to Internal Revenue Service rules. The Supplemental Executive Retirement Plan counts annual performance-based pay above 15% of base salary for pension purposes.	Permitting compensation deferral is a cost-effective method of providing additional cash flow to the Company while enhancing the retirement savings of executives. The purpose of these supplemental plans is to eliminate the effect of tax limitations on the payment of retirement benefits. Represents an important component of competitive market-based compensation in Southern Company's peer group and generally.
Perquisites and Other Personal Benefits	Personal financial planning maximizes the perceived value of our executive compensation program to executives and allows them to focus on the Company's operations. Home security systems lower the risk of harm to executives. Club memberships are provided primarily for business use. Limited personal use of corporate-owned aircraft associated with business travel.	Perquisites benefit both the Company and executives, at low cost to the Company.

Pay Element	Intended Role and What the Element Rewards	Why We Use the Element
Post-Termination Pay	Change-in-control agreements provide severance pay, accelerated vesting, and payment of short- and long-term performance-based compensation upon a change in control of the Company or Southern Company coupled with involuntary termination not for cause or a voluntary termination for "Good Reason."	Market practice. Providing protections to officers upon a change in control minimizes disruption during a pending or anticipated change in control. Payment and vesting occur only upon the occurrence of both an actual change in control and loss of the executive's position.
	Voluntary Attrition Program provided up to one year's salary for employees voluntarily electing to retire from the Company by March 31, 2009.	Voluntary severance programs facilitate reductions in force.
	Consulting agreements provide compensation to former executive officers that perform services subsequent to their retirement.	Consulting agreements with retired executive officers facilitate transition and the provision of specialized consulting services.

MARKET DATA

For the named executive officers, the Compensation Committee reviews compensation data from large, publicly-owned electric and gas utilities. The data was developed and analyzed by Towers Perrin, the compensation consultant retained by the Compensation Committee. The companies included each year in the primary peer group are those whose data is available through Towers Perrin's database. Those companies are drawn from this list of primarily regulated utilities of $2 billion in revenues and up.

AGL Resources Inc.	El Paso Corporation	PG&E Corporation
Allegheny Energy, Inc.	Entergy Corporation	Pinnacle West Capital Corporation
Alliant Energy Corporation	EPCO	PPL Corporation
Ameren Corporation	Exelon Corporation	Progress Energy, Inc.
American Electric Power Company, Inc.	FirstEnergy Corp.	Public Service Enterprise Group Inc.
Atmos Energy Corporation	FPL Group, Inc.	Puget Energy, Inc.
Calpine Corporation	Integrys Energy Company, Inc.	Reliant Energy, Inc.
CenterPoint Energy, Inc	MDU Resources, Inc.	Salt River Project
CMS Energy Corporation	Mirant Corporation	SCANA Corporation
Consolidated Edison, Inc.	New York Power Authority	Sempra Energy
Constellation Energy Group, Inc.	Nicor, Inc.	Southern Union Company
CPS Energy	Northeast Utilities	Spectra Energy
DCP Midstream	NRG Energy, Inc.	TECO Energy
Dominion Resources Inc.	NSTAR	Tennessee Valley Authority
Duke Energy Corporation	NV Energy, Inc.	The Williams Companies, Inc.
Dynegy Inc.	OGE Energy Corp.	Wisconsin Energy Corporation
Edison International	Pepco Holdings, Inc.	Xcel Energy Inc.

Southern Company is one of the largest utility companies in the United States based on revenues and market capitalization, and its largest business units, including the Company, are some of the largest in the industry as well. For that reason, the consultant size-adjusts the survey market data in order to fit it to the scope of our business.

In using this market data, market is defined as the size-adjusted 50th percentile of the survey data, with a focus on pay opportunities at target performance (rather than actual plan payouts). Market data for chief executive officer positions and other positions in terms of scope of responsibilities that most closely resemble the positions held by the named executive officers are reviewed. Based on that data, a total target compensation opportunity is established for each named executive officer. Total target compensation opportunity is the sum of base salary, annual performance-based compensation at the target performance level, and stock option awards with associated performance dividends at a target value. Actual compensation paid may be more or less than the total target compensation opportunity based on actual performance above or below target performance levels. As a result, the compensation program is designed to result in payouts that are market-appropriate given the Company's and Southern Company's performance for the year or period.

We did not target a specified weight for base salary or annual or long-term performance-based compensation as a percentage of total target compensation opportunities, nor did amounts realized or realizable from prior compensation serve to increase or decrease 2009 compensation amounts. Total target compensation opportunities for senior management as a group are managed to be at the median of the market for companies of our size and in our industry. The total target compensation opportunity established in 2009 for each named executive officer is shown below.

Name	Salary ($)	Annual Performance-Based Compensation ($)	Long-Term Performance-Based Compensation ($)	Total Target Compensation Opportunity ($)
M. D. Garrett	695,402	521,552	1,279,539	2,496,493
R. R. Labrato	278,250	135,717	157,500	571,467
M. A. Brown	363,253	199,789	308,765	871,807
D. E. Jones	307,674	153,837	215,372	676,883
J. A. Miller	291,810	142,754	165,176	599,740
C. S. Thrasher	296,484	148,242	207,539	652,265

For purposes of comparing the value of our compensation program to the market data, stock options are valued at 5.7%, and the performance dividend targets at 10%, of the average daily Common Stock price for the year preceding the grant, both of which represent risk-adjusted present values on the date of grant and were consistent with the methodologies used to develop the market data. For the 2009 grant of stock options and the performance dividend targets established for the 2009 - 2012 performance-measurement period, this value was $4.94 per stock option granted. In the long-term column, approximately 36% of the value shown is attributable to stock options and approximately 64% is attributable to performance dividends. The value of stock options, with the associated performance dividends, declined from 2008. In 2008 and 2009, the value of the dividend equivalents was 10% of the value of the average daily Common Stock price or the stock option grant date, but the value of stock options declined from 12% to 5.7%. In 2008, performance dividends represented 45% of the long-term target value and stock options represented 55% of that value. More information on how stock options are valued is reported in the Grants of Plan-Based Award table and the information accompanying it.

As discussed above, the Compensation Committee targets total target compensation opportunities for executives as a group at market. Therefore, some executives may be paid somewhat above and others somewhat below market. This practice allows for minor differentiation based on time in the position, scope of responsibilities, and individual performance. The differences in the total pay opportunity for each named executive officer are based almost exclusively on the differences indicated by the market data for persons holding similar positions. The average total target compensation opportunities for the named executive officers were at the median of the market data described above. Because of the use of market data from a large number of peer companies for positions that are not identical in terms of scope of responsibility from company to company, we do not consider slight differences material and continue to believe that our compensation program is market-appropriate. Generally, we consider compensation to be within an appropriate range if it is not more or less than 10% of the applicable market data.

In 2008, the Compensation Committee received a detailed comparison of our executive benefits program to the benefits of a group of other large utilities and general industry companies. The results indicated that our overall executive benefits program was at market. Because this data does not change significantly year over year, this study is only updated every few years.

DESCRIPTION OF KEY COMPENSATION COMPONENTS

2009 Base Salary

With the exception of Mr. Garrett, the named executive officers are each within a position level with a base salary range that is established under the direction of the Compensation Committee using the market data described above. Mr. Garrett's total target compensation opportunity, including base salary, is not within a position level band. It is set directly by the Compensation Committee using the above-described market data for specific positions similar in scope and responsibility in the market peer companies listed above. Consistent with the broad-based program for 2009, there were no base salary adjustments for the named executive officers except due to promotions. Messrs. Labrato and Miller were promoted to their current positions during 2009 and each received a 6% base salary increase.

2009 Performance-Based Compensation

This section describes our performance-based compensation program in 2009. The Compensation Committee approved changes to that program in 2009, to be effective in 2010. These changes are described in the last section of this CD&A entitled 2010 Executive Compensation Program Changes.

<u>Achieving Operational and Financial Goals — Our Guiding Principle for Performance-Based Compensation</u>

Our number one priority is to provide our customers outstanding reliability and superior service at low prices while achieving a level of financial performance that benefits Southern Company's stockholders in the short and long term.

In 2009, we strove for and rewarded:

- Continued industry-leading reliability and customer satisfaction, while maintaining our low retail prices relative to the national average; and
- Meeting energy demand with the best economic and environmental choices.

In 2009, we also focused on and rewarded:

- Southern Company EPS growth;
- Company ROE in the top quartile of comparable electric utilities;
- Common Stock dividend growth;
- Long-term, risk-adjusted Southern Company total shareholder return; and
- Financial integrity — an attractive risk-adjusted return, sound financial policy, and a stable "A" credit rating.

The performance-based compensation program is designed to encourage achievement of these goals.

The Southern Company chief executive officer, with the assistance of Southern Company's Human Resources staff, recommends to the Compensation Committee program design and award amounts for senior executives, including the named executive officers.

2009 Annual Performance Pay Program

Program Design
The Performance Pay Program is Southern Company's annual performance-based compensation program. Almost all employees of the Company, including the named executive officers, are participants.

The performance measured by the program uses goals set at the beginning of each year by the Compensation Committee.

An illustration of the annual Performance Pay Program goal structure for 2009 is provided below.



Operational Goals: (0.90-1.10, or 0.00 trigger)
Customer Satisfaction
Reliability
Availability
Target Zero Culture
x
Southern Company EPS
(0-2.00)
50% weight
Business Unit Performance
(0-2.00)
50% weight
=
Total Performance Factor
(0-2.20)

- Operational goals for 2009 were safety, customer satisfaction, plant availability, transmission and distribution system reliability, and inclusion. Each of these operational goals is explained in more detail under Goal Details below. The result of all operational goals is averaged and multiplied by the bonus impact of the EPS and business unit financial goals. The amount for each goal can range from 0.90 to 1.10 or can be 0.00 if a threshold performance level is not achieved as more fully described below. The level of achievement for each operational goal is determined and the results are averaged.

- Southern Company EPS is weighted at 50% of the financial goals. EPS is defined as earnings from continuing operations divided by average shares outstanding during the year. The EPS performance measure is applicable to all participants in the Performance Pay Program, including the named executive officers.

- Business unit financial performance is weighted at 50% of the financial goals. The Company's financial performance goal is ROE, which is defined as the Company's net income divided by average equity for the year. For Southern Company's generation business unit (Southern Company Generation), it is calculated using a corporate-wide weighted average of all the business unit financial performance goals, including primarily the ROE of the Company and affiliated companies: Alabama Power Company, Gulf Power Company, and Mississippi Power Company. Mr. Jones is an executive officer of both the Company and Southern Company Generation. For Southern Nuclear Operating Company, Inc. (Southern Nuclear), it is weighted 25% Company ROE and 25% Alabama Power Company ROE. Mr. Miller is an executive officer of both the Company and Southern Nuclear.

The Compensation Committee may make adjustments, both positive and negative, to goal achievement for purposes of determining payouts. Such adjustments include the impact of items considered non-recurring or outside of normal operations or not anticipated in the business plan when the earnings goal was established and of sufficient magnitude to warrant recognition. The Compensation Committee made an adjustment in 2009 to eliminate the effect of a $202 million ($0.25 per share) charge to Southern Company's earnings taken in 2009. The charge related to the settlement agreement with MC Asset Recovery, LLC (MCAR) to resolve an action which arose out of the bankruptcy proceeding of Mirant Corporation, a former subsidiary of Southern Company, until its spin-off in April 2001. The settlement included an agreement by Southern Company to pay MCAR $202 million, which was paid in mid-2009. This adjustment increased the average payout for 2009 performance by approximately 30%.

Under the terms of the program, no payout can be made if Southern Company's current earnings are not sufficient to fund its Common Stock dividend at the same level or higher than the prior year.

Goal Details

Operational Goals:

Customer Satisfaction – The Company uses customer satisfaction surveys to evaluate its performance. The survey results provide an overall ranking for the Company, as well as a ranking for each customer segment: residential, commercial, and industrial.

Reliability — Transmission and distribution system reliability performance is measured by the frequency and duration of outages. Performance targets for reliability are set internally based on historical performance, expected weather conditions, and expected capital expenditures.

Availability — Peak season equivalent forced outage rate is an indicator of availability and efficient generation fleet operations during the months when generation needs are greatest. The rate is calculated by dividing the number of hours of forced outages by total generation hours.

Safety – Southern Company's Target Zero program is focused on continuous improvement in having a safe work environment. The performance is measured by the Occupational Safety and Health Administration recordable incident rate.

Inclusion/Diversity – The inclusion program seeks to improve our inclusive workplace. This goal includes measures for work environment (employee satisfaction survey), representation of minorities and females in leadership roles, and supplier diversity.

Company and Southern Company capital expenditures "gate" or threshold goal – For 2009, Southern Company strived to manage total capital expenditures, excluding nuclear fuel, for the participating business units at or below approximately $4.5 billion. The Company strived to manage such expenditures at or below $2.09 billion and Southern Nuclear strived to measure such expenditures at or below $137 million. If the Southern Company or Company capital expenditure target is exceeded, total operational goal performance is capped at 0.90 regardless of the actual operational goal results. Adjustments to the goal may occur due to significant events not anticipated in the Company's or Southern Company's business plans established early in 2009, such as acquisitions or disposition of assets, new capital projects, and other events.

Both Southern Company Generation and Southern Nuclear have an operations and maintenance expenditures goal.

The ranges of performance levels established for the operational goals are detailed below.

Level of Performance	Customer Satisfaction	Reliability	Availability – Company and Southern Company Generation/Southern Nuclear (%)	Safety - Company/ Southern Company Generation/Southern Nuclear	Inclusion	Southern Company Generation/Southern Nuclear O&M Expenditures (Variance from Budget) (%)
Maximum (1.10)	Top quartile for each customer segment	Improve historical performance	2.00/1.50	0.62/0.20/0.307	Significant improvement	0 / +/–0.15
Target (1.00)	Top quartile overall	Maintain historical performance	2.75/2.75	0.988/0.410/0.441	Improve	+/–1.25 / +/–0.60
Threshold (0.90)	2nd quartile overall	Below historical performance	3.75/3.75	1.373/0.510/0.546	Below expectations	+/–2.5 / +/–1.50
0 Trigger	At or below median	Significant issues	6.00/5.00	Each quarter at threshold />0.62/Each quarter at threshold	Significant issues.	+/–10. 0 / +/–3.00

Southern Nuclear also has additional safety goals related to industry-wide performance metrics and results are averaged.

EPS and Business Unit Financial Performance:

The range of EPS and business unit financial goals for 2009 is shown below. The ROE goal varies from the allowed retail ROE range due to state regulatory accounting requirements, wholesale activities, other non-jurisdictional revenues and expenses, and other activities not subject to state regulation.

Level of Performance	Southern Company EPS, Excluding MCAR Settlement Impact	Business Unit Financial Performance/ROE	Payout Factor	Payout Factor at Associated Level of Operational Goal Achievement	Payout Below Threshold for Operational Goal Achievement
Maximum	$2.50	13.7%	2.00	2.20	0.00
Target	$2.375	12.7%	1.00	1.00	0.00
Threshold	$2.25	11.00%	0.01	0.01	0.00
Below threshold	<$2.25	<11.00%	0.00	0.00	0.00

2009 Achievement

Each named executive officer had a target Performance Pay Program opportunity, based on his position, set by the Compensation Committee at the beginning of 2009. Targets are set as a percentage of base salary. Mr. Garrett's target was set at 75%. For Mr. Brown it was set at 55%, for Messrs. Jones and Thrasher it was set at 50%, and for Messrs. Labrato and Miller it was initially set at 45% and increased to 50% due to promotions made during the year. The gate goal targets were not exceeded and therefore did not affect payouts. Actual 2009 goal achievement is shown in the following table. The EPS result shown in the table is adjusted for the MCAR settlement charge taken in 2009, as described above. Therefore, payouts were determined using EPS performance results that differed from the results reported in the financial statements of Southern Company. EPS, as determined in accordance with accounting principles generally accepted in the United States and as reported in Southern Company's Annual Report on Form 10-K for the year ended December 31, 2009, was $2.07 per share.

Business Unit	Operational Goal Multiplier (A)	EPS, Excluding MCAR Settlement Impact	EPS Goal Performance Factor (50% Weight)	Business Unit Financial Performance	Business Unit Financial Performance Factor (50% Weight)	Total Weighted Financial Performance Factor (B)	Total Payout Factor (AxB)
The Company	1.06	$2.32	0.57	11.01%	0.01	0.29	0.30
Southern Company Generation	1.08	$2.32	0.57	Corporate Average	0.90	0.73	0.79
Southern Nuclear	1.01	$2.32	0.57	11.01%/13.27%	0.79	0.68	0.68

Note that the Total Payout Factor may vary from the Total Weighted Financial Performance Factor multiplied by the Operational Goal Multiplier due to rounding. To calculate the Performance Pay Program amount, the target opportunity is multiplied by the Total Payout Factor.

Actual performance was below the target performance levels; therefore, the payout levels were less than the target pay opportunities established by the Compensation Committee. More information on how the target pay opportunities are established is provided under the Market Data section in this CD&A.

The table below shows the pay opportunity set in early 2009 for the annual Performance Pay Program payout at target-level performance and the actual payout based on the actual performance, as adjusted, shown above.

Name	Target Opportunity ($)	Actual Payout ($)
M. D. Garrett	521,552	156,466
R. R. Labrato	157,500	53,968
M. A. Brown	199,789	59,937
D. E. Jones	153,837	76,919
J. A. Miller	165,176	97,073
C. S. Thrasher	148,242	10,496

Mr. Thrasher's payout was pro-rated due to his retirement effective April 1, 2009.

Stock Options

Options to purchase Common Stock are granted annually and were granted in 2009 to the named executive officers and approximately 1,600 other employees of the Company. Options have a 10-year term, vest over a three-year period, fully vest upon retirement or termination of employment following a change in control, and expire at the earlier of five years from the date of retirement or the end of the 10-year term. The Compensation Committee changed the stock option vesting provisions associated with retirement for stock options granted in 2009 to the executive officers of Southern Company, including Mr. Garrett. For the grants made in 2009, unvested options are forfeited if he retires and accepts a position with a peer company within two years of retirement. The Compensation Committee made this change to provide more retention value to the stock option awards, to provide an inducement to not seek a position with a peer company, and to limit the post-termination compensation of executive officers of Southern Company who do accept positions with a peer company.

As described in the Market Data section above, the Compensation Committee established a target long-term performance-based compensation value for each named executive officer. The number of stock options granted, with associated performance dividends, was determined by dividing that long-term value by the value of a stock option with associated performance dividends. The value of each stock option was derived using the Black-Scholes stock option pricing model. The assumptions used in calculating that amount are discussed in Note 8 to the

Company's financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 (2009 Annual Report). For 2009, the Black-Scholes value on the grant date was $1.80 per stock option. As described in the Market Data section above, the value of the associated performance dividends was $3.14 per stock option which was 10% of the Common Stock price on the grant date. Therefore, the target value of each stock option, with associated performance dividends, was $4.94 per stock option. The calculation of the 2009 stock option grants for the named executive officers is shown below.

Name	Long-Term Value ($)	Value Per Stock Option ($)	Number of Stock Options Granted
M. D. Garrett	1,279,539	4.94	259,016
R. R. Labrato	166,950	4.94	31,882
M. A. Brown	308,765	4.94	62,503
D. E. Jones	215,372	4.94	43,597
J. A. Miller	175,086	4.94	33,436
C. S. Thrasher	207,539	4.94	42,011

More information about the stock option program is contained in the Grants of Plan-Based Awards table and the information accompanying it.

Performance Dividends

All option holders, including the named executive officers, can receive performance-based dividend equivalents on stock options held at the end of the year. Performance dividends can range from 0% to 100% of the Common Stock dividend paid during the year per option held at the end of the year. Actual payout will depend on Southern Company's total shareholder return over a four-year performance-measurement period compared to a group of other electric and gas utility companies. The peer group is determined at the beginning of each four-year performance-measurement period. The peer group varies from the Market Data peer group due to the timing and criteria of the peer selection process. The peer group for performance dividends is set by the Compensation Committee at the beginning of the four-year performance-measurement period. However, despite these timing differences, there is substantial overlap in the companies included.

Total shareholder return is calculated by measuring the ending value of a hypothetical $100 invested in each company's common stock at the beginning of each of 16 quarters. In the final year of the performance-measurement period, Southern Company's ranking in the peer group is determined at the end of each quarter and the percentile ranking is multiplied by the actual Common Stock dividend paid in that quarter. To determine the total payout per stock option held at the end of the performance-measurement period, the four quarterly amounts earned are added together.

No performance dividends are paid if Southern Company's earnings are not sufficient to fund a Common Stock dividend at least equal to that paid in the prior year.

2009 Payout

The peer group used to determine the 2009 payout for the 2006-2009 performance-measurement period consisted of utilities with revenues of $1.2 billion or more with regulated revenues of 60% or more. Those companies are listed below.

Allegheny Energy, Inc.	Entergy Corporation	Pinnacle West Capital Corp.
Alliant Energy Corporation	Exelon Corporation	Progress Energy, Inc.
Ameren Corporation	FPL Group, Inc.	SCANA Corporation
American Electric Power Company, Inc.	NiSource Inc.	Sempra Energy
CenterPoint Energy, Inc.	Northeast Utilities	Westar Energy Corporation
CMS Energy Corporation	NSTAR	Wisconsin Energy Corporation
Consolidated Edison, Inc.	NV Energy, Inc.	Xcel Energy Inc.
DPL, Inc.	Pepco Holdings, Inc.	
Edison International	PG&E Corporation	

The scale below determined the percentage of each quarter's dividend paid in the last year of the performance-measurement period to be paid on each option held at December 31, 2009 based on performance during the 2006-2009 performance-measurement period. Payout for performance between points was interpolated on a straight-line basis.

Performance vs. Peer Group	Payout (% of Each Quarterly Dividend Paid)
90th percentile or higher	100
50th percentile (Target)	50
10th percentile or lower	0

Southern Company's total shareholder return performance, as measured at the end of each quarter of the final year of the four-year performance-measurement period ending with 2009, was the 83rd, 83rd, 53rd, and 38th percentile, respectively, resulting in a total payout of 64% of the full year's Common Stock dividend, or $1.10. This amount was multiplied by each named executive officer's outstanding stock options at December 31, 2009 to calculate the payout under the program. The amount paid is included in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table.

2012 Opportunity

The Compensation Committee selected two peer groups for the 2009-2012 performance-measurement period (which will be used to determine the 2012 payout amount). The results of the two peer groups will be averaged to determine the payment level. One peer group selected is a published index, the Philadelphia Utility Index. The other peer group (custom peer group) is a group of companies that Southern Company believes are similar to Southern Company in terms of business models, including a mix of regulated and non-regulated revenues.

The companies in the Philadelphia Utility Index are listed below.

Ameren Corporation	Exelon Corporation
American Electric Power Company, Inc.	FirstEnergy Corp.
CenterPoint Energy, Inc.	FPL Group, Inc.
Consolidated Edison, Inc.	Northeast Utilities
Constellation Energy Group, Inc.	PG&E Corporation
Dominion Resources Inc.	Progress Energy, Inc.
DTE Energy Company	Public Service Enterprise Group Inc.
Duke Energy Corporation	The AES Corporation
Edison International	Xcel Energy Inc.
Entergy Corporation	

The companies in the custom peer group are listed below.

American Electric Power Company, Inc.	PG&E Corporation
Consolidated Edison, Inc.	Progress Energy, Inc.
Duke Energy Corporation	Wisconsin Energy Corporation
Northeast Utilities	Xcel Energy Inc.
NSTAR	

The scale below will determine the percentage of each quarter's dividend paid in the last year of the performance-measurement period to be paid on each option held at December 31, 2012, based on the 2009-2012 performance-measurement period. Payout for performance between points will be interpolated on a straight-line basis.

Performance vs. Peer Groups	Payout (% of Each Quarterly Dividend Paid)
90th percentile or higher	100
50th percentile (Target)	50
10th percentile or lower	0

See the Grants of Plan-Based Awards table and the accompanying information for more information about threshold, target, and maximum payout opportunities for the 2009-2012 Performance Dividend Program.

Southern Excellence Awards
The Company's chief executive officer approved a discretionary award to Mr. Miller for superior leadership of a corporate initiative.

Retention and Restricted Stock Unit Award
The chief executive officer of Southern Company approved a Retention and Restricted Stock Unit Award Agreement for Mr. Miller. The agreement awarded Mr. Miller 13,136 restricted stock units valued on the effective date (December 31, 2009) at $437,692, which equaled the sum of his base salary plus target opportunity under the Performance Pay Program. The restricted stock units will be treated as if invested in Common Stock with dividends reinvested and are payable in Common Stock at the end of 2012, provided he remains employed through that date.

Timing of Performance-Based Compensation

As discussed above, Southern Company EPS and the Company's financial performance goals for the 2009 annual Performance Pay Program were established at the February 2009 Compensation Committee meeting. Annual stock option grants also were made at that meeting. The establishment of performance-based compensation goals and the granting of stock options were not timed with the release of material non-public information. This procedure was consistent with prior practices. Stock option grants are made to new hires or newly-eligible participants on preset, regular quarterly dates that were approved by the Compensation Committee. The exercise price of options granted to employees in 2009 was the closing price of the Common Stock on the grant date or last trading day before the grant date, if the grant date was not a trading day.

Post-Employment Compensation

As mentioned above, we provide certain post-employment compensation to employees, including the named executive officers.

Retirement Benefits
Generally, all full-time employees of the Company participate in our funded Pension Plan after completing one year of service. Normal retirement benefits become payable when participants both attain age 65 and complete five years of participation. We also provide unfunded benefits that count salary and annual Performance Pay Program payouts that are ineligible to be counted under the Pension Plan. (These plans are the Supplemental Benefit Plan and the Supplemental Executive Retirement Plan that are described in the chart on page 14.) See the Pension Benefits table and the information accompanying it for more information about pension-related benefits.

The Company also provides the Deferred Compensation Plan which is an unfunded plan that permits participants to defer income as well as certain federal, state, and local taxes until a specified date or their retirement, disability, death, or other separation from service. Up to 50% of base salary and up to 100% of performance-based compensation, except stock options, may be deferred, at the election of eligible employees. All of the named executive officers are eligible to participate in the Deferred Compensation Plan. See the Nonqualified Deferred Compensation table and the information accompanying it for more information about the Deferred Compensation Plan.

Change-in-Control Protections
The Compensation Committee initially approved the change-in-control protection program in 1998. The program provided some level of severance benefits to all employees not part of a collective bargaining unit, if the conditions of the program were met, as described below. The Compensation Committee established this program and the levels

of severance amount in order to provide certain compensatory protections to officers upon a change in control and thereby allow them to negotiate aggressively with a prospective purchaser. Providing such protections to our employees in general would minimize disruption during a pending or anticipated change in control. For all participants, payment and vesting would occur only upon the occurrence of both an actual change in control and loss of the individual's position. In 2009, the Compensation Committee directed Towers Perrin to review best practices for change-in-control programs and directed management to recommend any necessary changes to the program to meet those best practices. The review of the program was completed in 2009 and changes were made effective in late 2009.

Change-in-control protections, including severance pay and, in some situations, vesting or payment of long-term performance-based awards, are provided upon a change in control of Southern Company or the Company coupled with an involuntary termination not for cause or a voluntary termination for "Good Reason." This means there is a "double trigger" before severance benefits are paid; *i.e.,* there must be both a change in control and a termination of employment.

If the conditions described above are met, the named executive officers are entitled to severance payments equal to one or three times their base salary plus the annual Performance Pay Program amount assuming target-level performance. Most officers in the Southern Company system, including the Company's named executive officers, are entitled to severance payments equal to one or three times their base salary plus the annual Performance Pay Program amount assuming target-level performance. Mr. Garrett is entitled to the larger amount.

Prior to the changes made in 2009, the named executive officers, other than Mr. Garrett, were entitled to severance payments of two times their base salary plus the target-level annual Performance Pay Program amount. The changes made in 2009 also eliminated the broad-based change-in-control severance program.

Voluntary Attrition Program
Mr. Thrasher participated in the Company's Voluntary Attrition Program which provided a severance amount of one year's base salary upon his retirement effective April 1, 2009.

Consulting Agreement
The Company entered into an agreement with Mr. Thrasher for consulting services following his retirement. The agreement will terminate December 31, 2010 and provides a retention fee of $50,000 per quarter.

More information about post-employment compensation, including severance arrangements under our change-in-control program, is included in the section entitled Potential Payments upon Termination or Change in Control.

Executive Stock Ownership Requirements

Effective January 1, 2006, the Compensation Committee adopted Common Stock ownership requirements for officers of Southern Company and its subsidiaries that are in a position of vice president or above. All of the named executive officers are covered by the requirements. The guidelines were implemented to further align the interest of officers and Southern Company's stockholders by promoting a long-term focus and long-term share ownership.

The types of ownership arrangements counted toward the requirements are shares owned outright, those held in Southern Company-sponsored plans, and Common Stock accounts in the Deferred Compensation Plan and the Supplemental Benefit Plan. One-third of vested Southern Company stock options may be counted, but, if so, the ownership requirement is doubled. The ownership requirement is reduced by one-half at age 60. Messrs. Garrett and Brown are age 60 or older.

The requirements are expressed as a multiple of base salary as per the table below.

Name	Multiple of Salary without Counting Stock Options	Multiple of Salary Counting 1/3 of Vested Options
M. D. Garrett	1.5 Times	3 Times
R. R. Labrato	2 Times	4 Times
M. A. Brown	1.5 Times	3 Times
D. E. Jones	2 Times	4 Times
J. A. Miller	3 Times	6 Times
C. S. Thrasher	Retired	Retired

Current officers have until September 30, 2011 to meet the applicable ownership requirement. Newly-elected officers have five years from the date of their election to meet the applicable ownership requirement.

Impact of Accounting and Tax Treatments on Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended (Code), limits the tax deductibility of compensation of certain officers of Southern Company, including Mr. Garrett's compensation, that exceeds $1 million per year unless the compensation is paid under a performance-based plan as defined in the Code that has been approved by Southern Company's stockholders. Southern Company has obtained stockholder approval of the Omnibus Incentive Compensation Plan, under which most of our performance-based compensation is paid. For tax purposes, in order to ensure that annual performance-based compensation and performance dividend payouts are fully deductible under Section 162(m) of the Code, in February 2009, the Compensation Committee approved a formula that represented a maximum annual performance-based compensation amount payable and the maximum performance dividend amount payable for the 2009-2012 performance-measurement period. For 2009 performance, the Compensation Committee used (for annual performance-based compensation), or will use (for performance dividends), negative discretion from those amounts to determine the actual payouts pursuant to the methodologies described above. Because our policy is to maximize long-term stockholder value, as described fully in this CD&A, tax deductibility is not the only factor considered in setting compensation.

Policy on Recovery of Awards

Southern Company's Omnibus Incentive Compensation Plan provides that, if Southern Company or the Company is required to prepare an accounting restatement due to material noncompliance as a result of misconduct, and if an executive officer knowingly or grossly negligently engaged in or failed to prevent the misconduct or is subject to automatic forfeiture under the Sarbanes-Oxley Act of 2002, the executive officer will reimburse the Company the amount of any payment in settlement of awards earned or accrued during the 12-month period following the first public issuance or filing that was restated.

Southern Company Policy Regarding Hedging the Economic Risk of Stock Ownership

Southern Company's policy is that insiders, including outside directors, will not trade in Southern Company options on the options market and will not engage in short sales.

2010 Executive Compensation Program Changes

In 2009, the Compensation Committee made certain key changes to the performance-based compensation program that affect all employees of the Company, including the named executive officers. Changes were made to both the annual and long-term performance-based compensation programs.

Annual Performance Pay Program

For annual performance-based compensation to be earned in 2010, the Compensation Committee changed the goal weights and lowered the maximum payout opportunity. Under the program in effect since 2000, the 2009 goals were weighted 50% EPS and 50% ROE with an adjustment of plus or minus 10% based on operational goal performance. The maximum payout opportunity was 220% of the target opportunity. (For more information, see the description of the Performance Pay Program in the 2009 Performance-Based Compensation section in this CD&A.) Under the program effective in 2010, the goals are weighted one-third EPS, one-third ROE, and one-third operational goals. The maximum payout opportunity is reduced to 200% of target.

Long-Term Performance-Based Compensation Program

The long-term performance-based compensation program that has been in effect for many years has consisted of stock options with associated performance dividends. Effective in 2010, stock options were granted without associated performance dividends. Performance dividends accounted for approximately 64% of the total long-term performance-based compensation target value for 2009. In 2010, stock options represent 40% of the total value and a new long-term performance-based compensation component was granted: performance share units. Performance share units represent 60% of the total long-term performance-based compensation target value. A grant date fair value per unit is determined. For the grant made in 2010, the value per unit was $30.13. The total target value for performance share units is divided by the value per unit to determine the number of performance share units granted to each participant, including the named executive officers. Each performance share unit represents one share of Common Stock. At the end of the three-year performance-measurement period, the number of units will be adjusted up or down (zero to 200%) based on Southern Company's total shareholder return relative to that of its peers in the Philadelphia Utility Index and the custom peer group. (The performance metric, performance scale, and the peer groups used for the performance share units are the same as those currently used for performance dividends.) The number of performance share units earned will be paid in Common Stock. No dividends or dividend equivalents will be paid or earned on the performance share units.

The Compensation Committee also approved a transition period for the Performance Dividend Program. There are three performance-measurement periods that are still open: 2007-2010, 2008-2011, and 2009-2012. For these open periods, the performance at the end of each period will be determined as described above in this CD&A, and the amount earned will be paid on the number of stock options granted prior to 2010 that a participant holds at the end of each period. Therefore, there will be three additional payouts under the Performance Dividend Program. The number of stock options used to calculate these payouts will be limited to the number of unexercised stock options granted prior to 2010.

COMPENSATION COMMITTEE REPORT

The Compensation Committee met with management to review and discuss the CD&A. Based on such review and discussion, the Compensation Committee recommended to the Southern Company board of directors that the CD&A be included in this Information Statement. The Southern Company board of directors approved that recommendation.

Members of the Compensation Committee:

J. Neal Purcell, Chair
Henry A. Clark, III
H. William Habermeyer, Jr.
Donald M. James

SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows the amount and type of compensation received or earned in 2007, 2008, and 2009 by the chief executive officer, the chief financial officers, and the next three most highly-paid executive officers who served in 2009. Collectively, these officers are referred to as the "named executive officers."

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compen-sation ($) (g)	Change in Pension Value and Nonquali-fied Deferred Compen-sation Earnings ($) (h)	All Other Compen-sation ($) (i)	Total ($) (j)
Michael D. Garrett President, Chief Executive Officer, and Director	**2009**	722,149	0	0	466,229	847,998	1,701,049	47,587	3,785,012
	2008	679,641	0	0	248,343	1,283,734	666,453	48,411	2,926,582
	2007	613,731	0	0	413,075	828,844	2,259,654	47,440	4,162,744
Ronnie R. Labrato* Executive Vice President, Chief Financial Officer, and Treasurer	**2009**	284,348	0	0	57,388	174,363	361,001	24,668	901,768
Mickey A. Brown Executive Vice President	**2009**	377,225	0	0	112,505	269,562	725,840	27,567	1,512,699
	2008	357,813	0	0	76,655	471,727	416,468	25,809	1,348,472
	2007	319,678	0	0	107,581	289,990	732,906	27,432	1,477,587
Douglas E. Jones Senior Vice President	**2009**	319,507	0	0	78,475	263,350	324,082	22,834	1,008,248
	2008	305,170	12,500	0	54,937	397,484	62,433	34,093	866,617
	2007	293,521	0	0	98,410	285,770	204,190	27,456	909,347
Joseph A. Miller** Senior Vice President	**2009**	298,587	10,000	437,692	60,185	230,192	201,954	27,178	1,265,788
Cliff S. Thrasher* Executive Vice President, Chief Financial Officer, and Treasurer	**2009**	124,307	0	0	75,620	126,478	704,623	457,174	1,488,202
	2008	287,940	76,652	0	50,419	310,748	254,027	25,255	1,005,041
	2007	265,047	0	0	89,029	228,109	449,590	24,518	1,056,293

*Effective March 31, 2009, Mr. Thrasher retired from the Company and Ronnie R. Labrato became executive vice president, chief financial officer, and treasurer.
**Mr. Miller became an executive officer of the Company in 2009.

Column (d)

The amount reported in this column for 2009 is a Southern Excellence Award for Mr. Miller as described in the CD&A.

Column (e)

Except for Mr. Miller who received restricted stock units valued at $437,692 as described under Retention and Restricted Stock Unit Award in the CD&A, no equity-based compensation has been awarded to the named executive officers other than Option Awards reported in column (f).

Column (f)

This column reports the aggregate grant date fair value of stock option grants made during the applicable year, disregarding any estimates of forfeitures related to service-based vesting conditions. See Note 8 to the financial statements in the 2009 Annual Report for a discussion of the assumptions used in calculating these amounts.

Column (g)

The amounts in this column are the aggregate of the payouts under the Performance Pay Program and the Performance Dividend Program attributable to performance periods ended December 31, 2009 that are discussed in the CD&A. The amounts paid under each program to the named executive officers are shown below.

Name	Annual Performance-Based Compensation ($)	Performance Dividends ($)	Total ($)
M. D. Garrett	156,466	691,532	847,998
R. R. Labrato	53,968	120,395	174,363
M. A. Brown	59,937	209,625	269,562
D. E. Jones	76,919	186,431	263,350
J. A. Miller	97,073	133,119	230,192
C. S. Thrasher	10,496	115,982	126,478

Column (h)

This column reports the aggregate change in the actuarial present value of each named executive officer's accumulated benefit under the Pension Plan and the supplemental pension plans (collectively, Pension Benefits) during 2007, 2008, and 2009. The amount included for 2007 is the difference between the actuarial present values of the Pension Benefits measured as of September 30, 2006 and September 30, 2007. However, the amount for 2008 is the difference between the actuarial values of the Pension Benefits measured as of September 30, 2007 and December 31, 2008 - 15 months rather than one year. September 30 was used as the measurement date prior to 2008 because it was the date as of which Southern Company measured its retirement benefit obligations for accounting purposes. Starting in 2008, Southern Company changed its measurement date to December 31. The amount for 2009 is the difference between the actuarial values of the Pension Benefits measured as of December 31, 2008 and December 31, 2009. The Pension Benefits as of each measurement date are based on the named executive officer's age, pay, and service accruals and the plan provisions applicable as of the measurement date. The actuarial present values as of each measurement date reflect the assumptions the Company selected for cost purposes as of that measurement date; however, the named executive officers were assumed to remain employed at the Company or another Southern Company subsidiary until their benefits commence at the pension plans' stated normal retirement date, generally age 65. As a result, the amounts in column (h) related to Pension Benefits represent the combined impact of several factors - growth in the named executive officer's Pension Benefits over the measurement year; impact on the total present values of one year shorter discounting period due to the named executive officer being one year closer to normal retirement; impact on the total present values attributable to changes in assumptions from measurement date to measurement date; and impact on the total present values attributable to plan changes between measurement dates.

The present values of accumulated Pension Benefits as of September 30, 2007 reflect new provisions that were made in 2007 regarding the form and timing of payments from the supplemental pension plans. Those changes brought those plans into compliance with Section 409A of the Code. The key change was to the form of payment. Instead of providing monthly payments for the lifetime of each named executive officer and his spouse, these plans will pay the single sum value of those benefits for an average lifetime in 10 annual installments. The present value of accumulated benefits prior to September 30, 2007 reflects supplemental pension benefits being paid monthly for the lifetimes of the named executive officers and their spouses. The 2007 change in pension value reported in column (h) for each named executive officer is greater than what it otherwise would have been due to the change in the form of payment.

For more information about the Pension Benefits and the assumptions used to calculate the actuarial present value of accumulated benefits as of December 31, 2009, see the information following the Pension Benefits table.

This column also reports any above-market earnings on deferred compensation under the Deferred Compensation Plan (DCP); however, there were no above-market earnings on deferred compensation in 2009. For more information about the DCP, see the Nonqualified Deferred Compensation table and the information accompanying it.

The table below itemizes the amounts reported in this column.

Name	Year	Change in Pension Value ($)	Above-Market Earnings on Deferred Compensation ($)	Total ($)
M. D. Garrett	2009	1,701,049	0	1,701,049
	2008	666,453	0	666,453
	2007	2,250,828	8,826	2,259,654
R. R. Labrato	2009	361,001	0	361,001
M. A. Brown	2009	725,840	0	725,840
	2008	416,468	0	416,468
	2007	731,142	1,764	732,906
D. E. Jones	2009	324,082	0	324,082
	2008	62,433	0	62,433
	2007	195,147	9,043	204,190
J. A. Miller	2009	201,954	0	201,954
C. S. Thrasher	2009	704,623	0	704,623
	2008	254,027	0	254,027
	2007	443,537	6,053	449,590

Column (i)

This column reports the following items: perquisites; tax reimbursements by the Company on certain perquisites; the Company's contributions in 2009 to the Southern Company Employee Savings Plan (ESP), which is a tax-qualified defined contribution plan intended to meet requirements of Section 401(k) of the Code, and contributions in 2009 under the Southern Company Supplemental Benefit Plan (Non-Pension Related) (SBP). The SBP is described more fully in the information following the Nonqualified Deferred Compensation table. For Mr. Thrasher, this also includes a severance payment under the Company's Voluntary Attrition Program ($296,484) and retainer fees under the consulting agreement ($150,000), as described in the CD&A.

The amounts reported for 2009 are itemized below.

Name	Perquisites ($)	Tax Reimbursements ($)	Severance and Consulting Agreement ($)	ESP ($)	SBP ($)	Total ($)
M. D. Garrett	10,757	0	0	12,495	24,335	47,587
R. R. Labrato	6,285	4,313	0	12,063	2,007	24,668
M. A. Brown	5,173	3,537	0	12,113	6,744	27,567
D. E. Jones	4,033	2,931	0	12,070	3,800	22,834
J. A. Miller	4,374	8,012	0	12,060	2,733	27,178
C. S. Thrasher	3,575	2,637	446,484	4,478	0	457,174

Description of Perquisites

Personal Financial Planning is provided for most officers of the Company, including all of the named executive officers. The Company pays for the services of the financial planner on behalf of the officers, up to a maximum amount of $9,780 per year, after the initial year that the benefit is provided. The Company also provides a five-year allowance of $6,000 for estate planning and tax return preparation fees.

Personal Use of Company-Provided Club Memberships. The Company provides club memberships to certain officers, including all of the named executive officers. The memberships are provided for business use; however, personal use is permitted. The amount included reflects the pro-rata portion of the membership fees paid by the Company that are attributable to the named executive officers' personal use. Direct costs associated with any personal use, such as meals, are paid for or reimbursed by the employee and therefore are not included.

Personal Use of Corporate-Owned Aircraft. Southern Company owns aircraft that are used to facilitate business travel. All flights on these aircraft must have a business purpose, except for Mr. Garrett only, limited personal use that is associated with business travel is permitted. The amount reported for such personal use is the incremental cost of providing the benefit – primarily fuel costs. Also, if seating is available, Southern Company permits a family member to accompany an employee on a flight. However, because in such cases the aircraft is being used for a business purpose, there is no incremental cost associated with the family travel and no amounts are included for such travel. Any additional expenses incurred that are related to family travel are included.

Home Security Systems. The Company pays for the services of third-party providers for the installation, maintenance, and monitoring of certain named executive officers' home security systems.

Other Miscellaneous Perquisites. The amount included reflects the full cost of providing the following items: personal use of Company-provided tickets for sporting and other entertainment events, and gifts distributed to and activities provided to attendees at Company-sponsored events.

For Mr. Garrett, effective in 2009, tax reimbursements are no longer made on perquisites, except on any relocation benefits.

GRANTS OF PLAN-BASED AWARDS IN 2009

This table provides information on stock option grants made and goals established for future payouts under the Company's performance-based compensation programs during 2009 by the Compensation Committee. In this table, the annual Performance Pay Program and the performance dividend amounts are referred to as PPP and PDP, respectively.

Name (a)	Grant Date (b)		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Units (#) (f)	All Other Option Awards: Number of Securities Underlying Options (#) (g)	Exercise or Base Price of Option Awards ($/Sh) (h)	Grant Date Fair Value of Stock and Option Awards ($) (i)
			Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)				
M. D.		PPP	4,694	521,552	1,147,414				
Garrett	2/16/2009	PDP	27,190	543,795	1,087,590	0	259,016	31.39	466,229
R. R.		PPP	1,221	135,717	298,577				
Labrato	2/16/2009	PDP	4,734	94,674	189,349	0	31,882	31.39	57,388
M. A.		PPP	1,798	199,789	439,536				
Brown	2/16/2009	PDP	8,242	164,841	329,683	0	62,503	31.39	112,505
D. E. Jones		PPP	1,385	153,837	338,441				
	2/16/2009	PDP	7,330	146,603	293,206	0	43,597	31.39	78,475
J. A. Miller		PPP	1,285	142,754	314,059				
	2/16/2009	PDP	5,234	104,680	209,359		33,436	31.39	60,185
	12/31/2009					13,136			437,692
C. S.		PPP	1,334	148,242	326,132				
Thrasher	2/16/2009	PDP	4,560	91,204	182,408	0	42,011	31.39	75,620

Columns (c), (d), and (e)

The amounts reported as PPP reflect the amounts established by the Compensation Committee in early 2009 to be paid for certain levels of performance as of December 31, 2009 under the Performance Pay Program. Under that program the Compensation Committee assigns each named executive officer a target opportunity, expressed as a percentage of base salary as detailed in the CD&A. The amount paid to each named executive officer under the annual program for actual 2009 performance is included in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table and is itemized in the notes following that table. More information about the program, including the applicable performance criteria established by the Compensation Committee, is provided in the CD&A.

Southern Company also has a long-term performance-based compensation program, the Performance Dividend Program. It pays performance-based dividend equivalents based on Southern Company's total shareholder return (TSR) compared with the TSR of its peer companies over a four-year performance-measurement period. The Compensation Committee establishes the level of payout for prescribed levels of performance over the performance-measurement period.

In February 2009, the Compensation Committee established the Performance Dividend Program goal for the four-year performance-measurement period beginning on January 1, 2009 and ending on December 31, 2012. The amount earned in 2012 based on the performance for 2009-2012 will be paid following the end of the period.

However, no amount is earned and paid unless the Compensation Committee approves the payment at the beginning of the final year of the performance-measurement period. Also, nothing is earned unless Southern Company's earnings are sufficient to fund a Common Stock dividend at the same level or higher than in the prior year.

The Performance Dividend Program pays to all option holders a percentage of the Common Stock dividend paid to Southern Company's stockholders in the last year of the performance-measurement period. It can range from approximately 2.5% for performance above the 10th percentile compared with the performance of the peer companies to 100% of the dividend if Southern Company's TSR is at or above the 90th percentile. That amount is then paid per option held at the end of the four-year performance-measurement period. The amount, if any, ultimately paid to the option holders, including the named executive officers, at the end of the last year of the 2009-2012 performance-measurement period will be based on (1) Southern Company's TSR compared to that of its peer companies as of December 31, 2012, (2) the actual dividend, if any, paid in 2012 to Southern Company's stockholders, and (3) the number of options granted prior to 2010 held by the named executive officers on December 31, 2012.

The number of options held on December 31, 2012 will be affected by the number of options, if any, exercised by the named executive officers prior to December 31, 2012. None of these components necessary to calculate the range of payout under the Performance Dividend Program for the 2009-2012 performance-measurement period is known at the time the goal is established.

The amounts reported as PDP in columns (c), (d), and (e) were calculated based on the number of options held by the named executive officers on December 31, 2009, as reported in columns (b) and (c) of the Outstanding Equity Awards at 2009 Fiscal Year-End table, and the Common Stock dividend of $1.73 per share paid to Southern Company's stockholders in 2009. These factors are itemized below.

Name	Stock Options Held as of December 31, 2009 (#)	Performance Dividend Per Option Paid at Threshold Performance ($)	Performance Dividend Per Option Paid at Target Performance ($)	Performance Dividend Per Option Paid at Maximum Performance ($)
M. D. Garrett	628,665	0.04325	0.86500	1.7300
R. R. Labrato	109,450	0.04325	0.86500	1.7300
M. A. Brown	190,568	0.04325	0.86500	1.7300
D. E. Jones	169,483	0.04325	0.86500	1.7300
J. A. Miller	121,017	0.04325	0.86500	1.7300
C. S. Thrasher	105,438	0.04325	0.86500	1.7300

More information about the Performance Dividend Program is provided in the CD&A.

Columns (g) and (h)

The stock options vest at the rate of one-third per year, on the anniversary date of the grant. Also, grants fully vest upon termination as a result of death, total disability, or retirement and expire five years after retirement, three years after death or total disability, or their normal expiration date if earlier. Please see Potential Payments upon Termination or Change in Control for more information about the treatment of stock options under different termination and change-in-control events.

The Compensation Committee granted these stock options to the named executive officers at its regularly-scheduled meeting on February 16, 2009. Under the terms of the Omnibus Incentive Compensation Plan, the exercise price was set at the closing price ($31.39 per share) on the last trading day prior to the grant date, which was February 13, 2009.

Column (i)

The value of stock options granted in 2009 was derived using the Black-Scholes stock option pricing model. The assumptions used in calculating these amounts are discussed in Note 8 to the financial statements in the 2009

Annual Report. For Mr. Miller, also shown is the value of restricted stock units based on the effective date of the grant (December 31, 2009).

OUTSTANDING EQUITY AWARDS AT 2009 FISCAL YEAR-END

This table provides information pertaining to all outstanding stock options held by the named executive officers as of December 31, 2009.

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($) (j)
M. D. Garrett	17,806	0	0	29.50	02/13/2014	0	0	0	0
	52,376	0		32.70	02/18/2015				
	94,420	0		33.81	02/20/2016				
	66,841	33,420		36.42	02/19/2017				
	34,929	69,857		35.78	02/18/2018				
	0	259,016		31.39	02/16/2019				
R. R. Labrato	15,646	0	0	29.50	02/13/2014	0	0	0	0
	15,707	0		32.70	02/18/2015				
	14,602	0		33.81	02/20/2016				
	10,288	5,144		36.42	02/19/2017				
	5,394	10,787		35.78	02/18/2018				
	0	31,882		31.39	02/16/2019				
M. A. Brown	18,820	0	0	29.50	02/13/2014	0	0	0	0
	26,199	0		32.70	02/18/2015				
	24,590	0		33.81	02/20/2016				
	17,408	8,704		36.42	02/19/2017				
	10,782	21,562		35.78	02/18/2018				
	0	62,503		31.39	02/16/2019				
D. E. Jones	9,823	0	0	27.975	02/14/2013	0	0	0	0
	25,795	0		29.50	02/13/2014				
	20,275	0		32.70	02/18/2015				
	22,927	0		33.81	02/20/2016				
	15,924	7,962		36.42	02/19/2017				
	7,727	15,453		35.78	02/18/2018				
	0	43,597		31.39	02/16/2019				
J. A. Miller	17,889	0	0	29.50	02/13/2014	13,136	437,692	0	0
	17,787	0		32.70	02/18/2015				
	17,279	0		33.81	02/20/2016				
	11,771	5,885		36.42	02/19/2017				
	5,657	11,313		35.78	02/18/2018				
	0	33,436		31.39	02/16/2019				
C. S. Thrasher	20,544	0	0	33.81	04/01/2014	0	0	0	0
	21,609	0		36.42	04/01/2014				
	21,274	0		35.78	04/01/2014				
	42,011	0		31.39	04/01/2014				

Stock options vest one-third per year on the anniversary of the grant date. Options granted from 2003 through 2006 with expiration dates from 2013 through 2016 were fully vested as of December 31, 2009. The options granted in 2007, 2008, and 2009 become fully vested as shown below. The restricted stock units granted to Mr. Miller will vest on December 31, 2012 provided he remains employed through that date.

Year Option Granted	Expiration Date	Date Fully Vested
2007	February 19, 2017	February 19, 2010
2008	February 18, 2018	February 18, 2011
2009	February 16, 2019	February 16, 2012

Options also fully vest upon death, total disability, or retirement and expire three years following death or total disability or five years following retirement, or on the original expiration date if earlier. Please see Potential Payments upon Termination or Change in Control for more information about the treatment of stock options under different termination and change-in-control events.

OPTION EXERCISES AND STOCK VESTED IN 2009

None of the named executive officers exercised stock options in 2009.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
M. D. Garrett	0	0	0	0
C. S. Thrasher	0	0	0	0
M. A. Brown	0	0	0	0
D. E. Jones	0	0	0	0
J. A. Miller	0	0	0	0
C. C. Womack	0	0	0	0

PENSION BENEFITS AT 2009 FISCAL YEAR-END

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
M. D. Garrett	Pension Plan	40.75	1,258,587	0
	SBP-P	40.75	6,068,232	0
	SERP	40.75	1,971,338	0
R. R. Labrato	Pension Plan	29.75	756,655	0
	SBP-P	29.75	373,354	0
	SERP	29.75	271,302	0
M. A. Brown	Pension Plan	39.50	1,363,436	0
	SBP-P	39.50	1,883,858	0
	SERP	39.50	779,585	0
D. E. Jones	Pension Plan	28.25	544,463	0
	SBP-P	28.25	566,363	0
	SERP	28.25	272,787	0
J. A. Miller	Pension Plan	22.42	353,416	0
	SBP-P	22.42	246,786	0
	SERP	22.42	140,379	0
C. S. Thrasher	Pension Plan	37.50	1,305,278	65,957
	SBP-P	37.50	1,062,184	118,867
	SERP	37.50	539,800	60,418

The named executive officers earn employer-paid pension benefits from three integrated retirement plans. More information about pension benefits is provided in the CD&A. Mr. Thrasher retired in 2009.

Pension Plan

The Pension Plan is a tax-qualified, funded plan. It is Southern Company's primary retirement plan. Generally, all full-time employees participate in this plan after one year of service. Normal retirement benefits become payable when participants both attain age 65 and complete five years of participation. The plan benefit equals the greater of amounts computed using a "1.7% offset formula" and a "1.25% formula," as described below. Benefits are limited to a statutory maximum.

The 1.7% offset formula amount equals 1.7% of final average pay times years of participation less an offset related to Social Security benefits. The offset equals a service ratio times 50% of the anticipated Social Security benefits in excess of $4,200. The service ratio adjusts the offset for the portion of a full career that a participant has worked. The highest three rates of pay out of a participant's last 10 calendar years of service are averaged to derive final average pay. The pay considered for this formula is the base rate of pay reduced for any voluntary deferrals. A statutory limit restricts the amount considered each year; the limit for 2009 was $245,000.

The 1.25% formula amount equals 1.25% of final average pay times years of participation. For this formula, the final average pay computation is the same as above, but annual cash incentives paid during each year are added to the base rates of pay.

Early retirement benefits become payable once plan participants have during employment both attained age 50 and completed 10 years of participation. Participants who retire early from active service receive benefits equal to the amounts computed using the same formulas employed at normal retirement. However, a 0.3% reduction applies for each month (3.6% for each year) prior to normal retirement that participants elect to have their benefit payments commence. For example, 64% of the formula benefits are payable starting at age 55. As of December 31, 2009, Mr. Miller was not retirement-eligible.

The Pension Plan's benefit formulas produce amounts payable monthly over a participant's post-retirement lifetime. At retirement, plan participants can choose to receive their benefits in one of seven alternative forms of payment. All forms pay benefits monthly over the lifetime of the retiree or the joint lifetimes of the retiree and a spouse. A reduction applies if a retiring participant chooses a payment form other than a single life annuity. The reduction makes the value of the benefits paid in the form chosen comparable to what it would have been if benefits were paid as a single life annuity over the retiree's life.

Participants vest in the Pension Plan after completing five years of service. All the named executive officers are vested in their Pension Plan benefits. Participants who terminate employment after vesting can elect to have their pension benefits commencing at age 50 if they participated in the Pension Plan for 10 years. If such an election is made, the early retirement reductions that apply are actuarially determined factors and are larger than 0.3% per month.

If a participant dies while actively employed, benefits will be paid to a surviving spouse. A survivor's benefit equals 45% of the monthly benefit that the participant had earned before his or her death. Payments to a surviving spouse of a participant who could have retired will begin immediately. Payments to a survivor of a participant who was not retirement-eligible will begin when the deceased participant would have attained age 50. After commencing, survivor benefits are payable monthly for the remainder of a survivor's life. Participants who are eligible for early retirement may opt to have an 80% survivor benefit paid if they die; however, there is a charge associated with this election.

If participants become totally disabled, periods that Social Security or employer-provided disability income benefits are paid will count as service for benefit calculation purposes. The crediting of this additional service ceases at the point a disabled participant elects to commence retirement payments. Outside of the extra service crediting, the normal plan provisions apply to disabled participants.

The Southern Company Supplemental Benefit Plan (Pension-Related) (SBP-P)

The SBP-P is an unfunded retirement plan that is not tax qualified. This plan provides to highly-paid employees any benefits that the Pension Plan cannot pay due to statutory pay/benefit limits and voluntary pay deferrals. The SBP-P's vesting, early retirement, and disability provisions mirror those of the Pension Plan.

The amounts paid by the SBP-P are based on the additional monthly benefit that the Pension Plan would pay if the statutory limits and pay deferrals were ignored. When an SBP-P participant separates from service, vested monthly benefits provided by the benefit formulas are converted into a single sum value. It equals the present value of what would have been paid monthly for an actuarially determined average post-retirement lifetime. The discount rate used in the calculation is based on the 30-year Treasury yields for the September preceding the calendar year of separation, but not more than 6%. Vested participants terminating prior to becoming eligible to retire will be paid their single sum value as of September 1 following the calendar year of separation. If the terminating participant is retirement-eligible, the single sum value will be paid in 10 annual installments starting shortly after separation. The unpaid balance of a retiree's single sum will be credited with interest at the prime rate published in The Wall Street Journal. If the separating participant is a "key man" under Section 409A of the Code, the first installment will be delayed for six months after the date of separation.

If a SBP-P participant dies after becoming vested in the Pension Plan, the spouse of the deceased participant will receive the installments the participant would have been paid upon retirement. If a vested participant's death occurs prior to age 50, the installments will be paid to a survivor as if the participant had survived to age 50.

The Southern Company Supplemental Executive Retirement Plan (SERP)

The SERP also is an unfunded retirement plan that is not tax qualified. This plan provides to highly-paid employees additional benefits that the Pension Plan and the SBP-P would pay if the 1.7% offset formula calculations reflected a portion of annual cash incentives. To derive the SERP benefits, a final average pay is determined reflecting participants' base rates of pay and their incentives to the extent they exceed 15% of those base rates (ignoring statutory limits and pay deferrals). This final average pay is used in the 1.7% offset formula to derive a gross benefit. The Pension Plan and the SBP-P benefits are subtracted from the gross benefit to calculate the SERP benefit. The SERP's early retirement, survivor benefit, and disability provisions mirror the SBP-P's provisions. However, except upon a change in control, SERP benefits do not vest until participants retire, so no benefits are paid if a participant terminates prior to becoming eligible to retire. More information about vesting and payment of SERP benefits following a change in control is included in the section entitled Potential Payments upon Termination or Change in Control.

The following assumptions were used in the present value calculations:

- Discount rate — 5.95% Pension Plan and 5.60% supplemental plans as of December 31, 2009
- Retirement date — Normal retirement age (65 for all named executive officers)
- Mortality after normal retirement — RP2000 Combined Healthy with generational projections
- Mortality, withdrawal, disability, and retirement rates prior to normal retirement — None
- Form of payment for Pension Benefits
    - Male retirees: 25% single life annuity; 25% level income annuity; 25% joint and 50% survivor annuity; and 25% joint and 100% survivor annuity
    - Female retirees: 40% single life annuity; 40% level income annuity; 10% joint and 50% survivor annuity; and 10% joint and 100% survivor annuity
- Spouse ages — Wives two years younger than their husbands
- Annual performance-based compensation earned but unpaid as of the measurement date — 130% of target opportunity percentages times base rate of pay for year incentive is earned
- Installment determination — 4.25% discount rate for single sum calculation and 5.25% prime rate during installment payment period

For all of the named executive officers, the number of years of credited service is one year less than the number of years of employment.

NONQUALIFIED DEFERRED COMPENSATION AS OF 2009 FISCAL YEAR-END

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
M. D. Garrett	0	24,335	25,222	0	1,355,526
R. R. Labrato	184,849	2,007	7,844	0	301,004
M. A. Brown	255,284	6,744	15,496	0	696,703
D. E. Jones	0	3,800	35,270	0	1,243,541
J. A. Miller	147,799	2,733	18,342	0	679,915
C. S. Thrasher	0	0	17,050	269,899	622,713

Southern Company provides the DCP which is designed to permit participants to defer income as well as certain federal, state, and local taxes until a specified date or their retirement, disability, or other separation from service. Up to 50% of base salary and up to 100% of performance-based compensation, except stock options, may be deferred, at the election of eligible employees. All of the named executive officers are eligible to participate in the DCP.

Participants have two options for the deemed investments of the amounts deferred – the Stock Equivalent Account and the Prime Equivalent Account. Under the terms of the DCP, participants are permitted to transfer between investments at any time.

The amounts deferred in the Stock Equivalent Account are treated as if invested at an equivalent rate of return to that of an actual investment in Common Stock, including the crediting of dividend equivalents as such are paid by Southern Company from time to time. It provides participants with an equivalent opportunity for the capital appreciation (or loss) and income as that of a Southern Company stockholder. During 2009, the rate of return in the Stock Equivalent Account was (4.83%) which was Southern Company's TSR for 2009.

Alternatively, participants may elect to have their deferred compensation deemed invested in the Prime Equivalent Account which is treated as if invested at a prime interest rate compounded monthly, as published in *The Wall Street Journal* as the base rate on corporate loans posted as of the last business day of each month by at least 75% of the United States' largest banks. The interest rate earned on amounts deferred during 2009 in the Prime Equivalent Account was 3.25%.

Column (b)

This column reports the actual amounts of compensation deferred under the DCP by each named executive officer in 2009. The amount of salary deferred by the named executive officers, if any, is included in the Salary column in the Summary Compensation Table. The amount of performance-based compensation deferred in 2009 was the amount paid for performance under the annual Performance Pay Program and the Performance Dividend Program that was earned as of December 31, 2008 but not payable until the first quarter of 2009. This amount is not reflected in the Summary Compensation Table because that table reports performance-based compensation that was earned in 2009, but not payable until early 2010. These deferred amounts may be distributed in a lump sum or in up to 10 annual installments at termination of employment or in a lump sum at a specified date, at the election of the participant.

Column (c)

This column reflects contributions under the SBP. Under the Code, employer matching contributions are prohibited under the ESP on employee contributions above stated limits in the ESP, and, if applicable, above legal limits set forth in the Code. The SBP is a nonqualified deferred compensation plan under which contributions are made that are prohibited from being made in the ESP. The contributions are treated as if invested in Common Stock and are payable in cash upon termination of employment in a lump sum or in up to 20 annual installments, at the election of the participant. The amounts reported in this column also were reported in the All Other Compensation column in the Summary Compensation Table.

Column (d)

This column reports earnings or losses both on compensation the named executive officers elected to defer and on employer contributions under the SBP. See the notes to column (h) of the Summary Compensation Table for a discussion of amounts of nonqualified deferred compensation earnings included in the Summary Compensation Table.

Column (f)

This column includes amounts that were deferred under the DCP and contributions under the SBP in prior years and reported in prior years' disclosure documents. The chart below shows the amounts reported in prior years' disclosure documents.

Name	Amounts Deferred under the DCP Prior to 2009 and Reported in Prior Years' Disclosure Documents ($)	Employer Contributions under the SBP Prior to 2009 and Reported in Prior Years' Disclosure Documents ($)	Total ($)
M. D. Garrett	0	92,928	92,928
R. R. Labrato	92,104	1,659	93,763
M. A. Brown	331,341	29,629	360,970
D. E. Jones	0	3,834	3,834
J. A. Miller	0	0	0
C. S. Thrasher	969,351	36,637	1,005,988

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

This section describes and estimates payments that could be made to the named executive officers under different termination and change-in-control events. The estimated payments would be made under the terms of Southern Company's compensation and benefit programs or the change-in-control severance program. All of the named executive officers are participants in Southern Company's change-in-control severance program for officers. The amount of potential payments is calculated as if the triggering events occurred as of December 31, 2009 and assumes that the price of Common Stock is the closing market price on December 31, 2009.

Description of Termination and Change-in-Control Events

The following charts list different types of termination and change-in-control events that can affect the treatment of payments under the compensation and benefit programs. These events also affect payments to the named executive officers under the change-in-control severance program. No payments are made under the severance program unless, within two years of the change in control, the named executive officer is involuntarily terminated or voluntarily terminates for Good Reason. (See the description of Good Reason below.)

Traditional Termination Events

- Retirement or Retirement-Eligible – Termination of a named executive officer who is at least 50 years old and has at least 10 years of credited service.
- Resignation – Voluntary termination of a named executive officer who is not retirement-eligible.
- Lay Off – Involuntary termination not for cause of a named executive officer who is not retirement-eligible.
- Involuntary Termination – Involuntary termination of a named executive officer for cause. Cause includes individual performance below minimum performance standards and misconduct, such as violation of the Company's Drug and Alcohol Policy.

- Death or Disability – Termination of a named executive officer due to death or disability.

Change in Control-Related Events

At the Southern Company or the Company level:

- Southern Company Change in Control I – Acquisition by another entity of 20% or more of Common Stock or, following a merger with another entity, Southern Company's stockholders own 65% or less of the entity surviving the merger.
- Southern Company Change in Control II – Acquisition by another entity of 35% or more of Common Stock or, following a merger with another entity, Southern Company's stockholders own less than 50% of the Company surviving the merger.
- Southern Company Termination – A merger or other event and Southern Company is not the surviving company or the Common Stock is no longer publicly traded.
- Company Change in Control – Acquisition by another entity, other than another subsidiary of Southern Company, of 50% or more of the stock of the Company, a merger with another entity and the Company is not the surviving company, or the sale of substantially all the assets of the Company.

At the employee level:

- Involuntary Change-in-Control Termination or Voluntary Change-in-Control Termination for Good Reason – Employment is terminated within two years of a change in control, other than for cause, or the employee voluntarily terminates for Good Reason. Good Reason for voluntary termination within two years of a change in control generally is satisfied when there is a material reduction in salary, performance-based compensation opportunity or benefits, relocation of over 50 miles, or a diminution in duties and responsibilities.

The following chart describes the treatment of different compensation and benefit elements in connection with the Traditional Termination Events described above.

Program	Retirement/ Retirement-Eligible	Lay Off (Involuntary Termination Not For Cause)	Resignation	Death or Disability	Involuntary Termination (For Cause)
Pension Benefits Plans	Benefits payable as described in the notes following the Pension Benefits table.	Same as Retirement.	Same as Retirement.	Same as Retirement.	Same as Retirement.
Annual Performance Pay Program	Pro-rated if terminate before 12/31.	Same as Retirement.	Forfeit.	Same as Retirement.	Forfeit.
Performance Dividend Program	Paid year of retirement plus two additional years.	Forfeit.	Forfeit.	Payable until options expire or exercised.	Forfeit.
Stock Options	Vest; expire earlier of original expiration date or five years.	Vested options expire in 90 days; unvested are forfeited.	Same as Lay-Off.	Vest; expire earlier of original expiration or three years.	Forfeit.
Financial Planning Perquisite	Continues for one year.	Terminates.	Terminates.	Same as Retirement.	Terminates.
Deferred Compensation Plan (DCP)	Payable per prior elections (lump sum or up to 10 annual installments).	Same as Retirement.	Same as Retirement.	Payable to beneficiary or disabled participant per prior elections; amounts deferred prior to 2005 can be paid as a lump sum per benefits administration committee's discretion.	Same as Retirement.
Supplemental Benefit Plan (SBP) - Non-Pension related	Payable per prior elections (lump sum or up to 20 annual installments).	Same as Retirement.	Same as Retirement.	Same as the DCP.	Same as Retirement.

The chart below describes the treatment of payments under compensation and benefit programs under different change-in-control events. The Pension Plan, the DCP, and the SBP are not affected by change-in-control events.

Program	Southern Company Change in Control I	Southern Company Change in Control II	Southern Company Termination or Company Change in Control	Involuntary Change- in-Control-Related Termination or Voluntary Change-in-Control-Related Termination for Good Reason
Nonqualified Pension Benefits	All SERP-related benefits vest if participant vested in tax-qualified pension benefits; otherwise, no impact. SBP-pension-related benefits vest for all participants and single sum value of benefits earned to change-in-control date paid following termination or retirement.	Benefits vest for all participants and single sum value of benefits earned to the change- in-control date paid following termination or retirement.	Same as Southern Company Change in Control II.	Based on type of change-in-control event.
Annual Performance Pay Program	If program is not terminated, then is paid at greater of target or actual performance. If program is terminated within two years of change in control; pro-rated at target performance level.	Same as Southern Company Change in Control I.	Pro-rated at target performance level.	If not otherwise eligible for payment and if the program is still in effect, pro-rated at target performance level.
Performance Dividend Program	If program is not terminated, then is paid at greater of target or actual performance. If program is terminated within two years of change in control; pro-rated at greater of target or actual performance level.	Same as Southern Company Change in Control I.	Pro-rated at greater of actual or target performance level.	If not otherwise eligible for payment and if the program is still in effect, greater of actual or target performance level for year of severance only.
Stock Options	Not affected by change-in-control events.	Not affected by change-in-control events.	Vest and convert to surviving company's securities; if cannot convert, pay spread in cash. For Company employees, stock options vest upon a Company Change in Control	Vest.

Program	Southern Company Change in Control I	Southern Company Change in Control II	Southern Company Termination or the Company Change in Control	Involuntary Change in Control-Related Termination or Voluntary Change in Control-Related Termination for Good Reason
Severance Benefits	Not applicable.	Not applicable.	Not applicable.	One or three times base salary plus target annual performance-based compensation plus tax gross-up for the president and chief executive officer if a severance amount exceeds the Code Section 280G - "excess parachute payment" by 10% or more.
Health Benefits	Not applicable.	Not applicable.	Not applicable.	Up to five years participation in group health plan plus payment of two or three years' premium amounts.
Outplacement Services	Not applicable.	Not applicable.	Not applicable.	Six months.

Potential Payments

This section describes and estimates payments that would become payable to the named executive officers upon a termination or change in control as of December 31, 2009. Because Mr. Thrasher retired prior to December 31, 2009, all payments associated with his termination are reported in the Summary Compensation Table, Pension Benefits table, and Nonqualified Deferred Compensation table.

Pension Benefits

The amounts that would have become payable to the named executive officers if the Traditional Termination Events occurred as of December 31, 2009 under the Pension Plan, the SBP-P, and the SERP are itemized in the chart below. The amounts shown under the Retirement column are amounts that would have become payable to the named executive officers that were retirement-eligible on December 31, 2009 and are the monthly Pension Plan benefits and the first of 10 annual installments from the SBP-P and the SERP. The amounts shown under the Resignation or Involuntary Termination column are the amounts that would have become payable to the named executive officers who were not retirement-eligible on December 31, 2009 and are the monthly Pension Plan benefits that would become payable as of the earliest possible date under the Pension Plan and the single sum value of benefits earned up to the termination date under the SBP-P, paid as a single payment rather than in 10 annual installments. Benefits under the SERP would be forfeited. The amounts shown that are payable to a spouse in the event of the death of the named executive officer are the monthly amounts payable to a spouse under the Pension Plan and the first of 10 annual installments from the SBP-P and the SERP. The amounts in this chart are very different from the pension values shown in the Summary Compensation Table and the Pension Benefits table. Those tables show the present values of all the benefit amounts anticipated to be paid over the lifetimes of the named executive officers and their spouses. Those plans are described in the notes following the Pension Benefits table. All of the named executive officers, except Mr. Miller, were retirement-eligible on December 31, 2009 and Mr. Thrasher was retired.

Name	Retirement	($)	Resignation or Involuntary Termination ($)	Death (payments to a spouse) ($)
M. D. Garrett	Pension	10,482	All plans treated as	5,690
	SBP-P	748,194	retiring	748,194
	SERP	243,060		243,060
R. R. Labrato	Pension	6,485	All plans treated as	4,116
	SBP-P	50,521	retiring	50,521
	SERP	36,712		36,712
M. A. Brown	Pension	11,021	All plans treated as	5,486
	SBP-P	215,145	retiring	215,145
	SERP	89,032		89,032
D. E. Jones	Pension	4,597	All plans treated as	3,956
	SBP-P	81,795	retiring	81,795
	SERP	39,396		39,396
J. A. Miller	Pension	0	1,922	3,157
	SBP-P	0	320,999	39,027
	SERP	0	0	22,200

As described in the Change-in-Control chart, the only change in the form of payment, acceleration, or enhancement of the Pension Benefits is that the single sum value of benefits earned up to the change-in-control date under the SBP-P and the SERP could be paid as a single payment rather than in 10 annual installments. Also, the SERP benefits vest for participants who are not retirement-eligible upon a change in control. Estimates of the single sum payment that would have been made to the named executive officers, assuming termination as of December 31, 2009 following a change-in-control event, other than a Southern Company Change in Control I (which does not impact how pension benefits are paid), are itemized below. These amounts would be paid instead of the benefits shown in the Traditional Termination Events chart above; they are not paid in addition to those amounts.

Name	SBP-P ($)	SERP ($)	Total ($)
M. D. Garrett	7,481,932	2,430,598	9,912,536
R. R. Labrato	505,212	367,119	872,331
M. A. Brown	2,151,448	890,320	3,041,768
D. E. Jones	817,946	393,961	1,211,907
J. A. Miller	312,264	178,194	490,458

The pension benefit amounts in the tables above were calculated as of December 31, 2009 assuming payments would begin as soon as possible under the terms of the plans. Accordingly, appropriate early retirement reductions were applied. Any unpaid annual performance-based compensation was assumed to be paid at 1.3 times the target level. Pension Plan benefits were calculated assuming each named executive officer chose a single life annuity form of payment, because that results in the greatest monthly benefit. The single sum values of the SBP-P and the SERP benefits were based on a 4.25% discount rate as prescribed by the terms of these plans.

Annual Performance Pay Program

The amount payable if a change in control had occurred on December 31, 2009 is the greater of target or actual performance. Because actual payouts for 2009 performance were below the target level, the amount that would have been payable was the target level amount as reported in the Grants of Plan-Based Awards table.

Performance Dividends

Because the assumed termination date is December 31, 2009, there is no additional amount that would be payable other than the amount reported in the Summary Compensation Table. As described in the Traditional Termination Events chart, there is some continuation of benefits under the Performance Dividend Program for retirees.

Stock Options

Stock options would be treated as described in the Termination and Change-in-Control charts above. Under a Southern Company Termination, all stock options vest. In addition, if there is an Involuntary Change-in-Control Termination or Voluntary Change-in-Control Termination for Good Reason, stock options vest. There is no payment associated with stock options unless there is a Southern Company Termination and the participants' stock options cannot be converted into surviving company stock options. In that event, the excess of the exercise price and the closing price of the Common Stock on December 31, 2009 would be paid in cash for all stock options held by the named executive officers. The chart below shows the number of stock options for which vesting would be accelerated under a Southern Company Termination and the amount that would be payable under a Southern Company Termination if there were no conversion to the surviving company's stock options.

Name	Number of Options with Accelerated Vesting (#)	Total Number of Options Following Accelerated Vesting under a Southern Company Termination (#)	Total Payable in Cash under a Southern Company Termination without Conversion of Stock Options ($)
M. D. Garrett	362,293	628,665	600,393
R. R. Labrato	47,813	109,450	131,038
M. A. Brown	92,769	190,568	208,767
D. E. Jones	67,012	169,483	247,754
J. A. Miller	50,634	121,017	143,895

DCP and SBP

The aggregate balances reported in the Nonqualified Deferred Compensation table would be payable to the named executive officers as described in the Traditional Termination and Change-in-Control-Related Events charts above. There is no enhancement or acceleration of payments under these plans associated with termination or change-in-control events, other than the lump-sum payment opportunity described in the above charts. The lump sums that would be payable are those that are reported in the Nonqualified Deferred Compensation table.

Health Benefits

At the end of 2009, Mr. Miller was not retirement-eligible and therefore health care benefits would not become available until he reaches age 50, except in the case of a change-in-control-related termination, as described in the Change-in-Control-Related Events chart. The estimated cost of providing two years of group health insurance premiums for Mr. Miller is $21,075.

Financial Planning Perquisite

For the named executive officers who are retirement-eligible, an additional year of the financial planning perquisite, which is set at a maximum of $9,780 per year, would be provided after retirement. Mr. Miller is not retirement-eligible.

There are no other perquisites provided to the named executive officers under any of the traditional termination or change-in-control-related events.

Severance Benefits

The named executive officers are participants in a change-in-control severance plan. In addition to the treatment of health benefits, the annual Performance Pay Program, and the Performance Dividend Program described above, the named executive officers are entitled to a severance benefit, including outplacement services, if, within two years of a change in control, they are involuntarily terminated, not for cause, or they voluntarily terminate for Good Reason. The severance benefits are not paid unless the named executive officer releases the Company from any claims he may have against the Company or its affiliates.

The estimated cost of providing the six months of outplacement services is $6,000 per named executive officer. The severance payment is three times the named executive officer's base salary and target payout under the annual Performance Pay Program for Mr. Garrett and one times that amount for the other named executive officers. If any portion of the severance payment is an "excess parachute payment" as defined under Section 280G of the Code, the Company will pay Mr. Garrett an additional amount to cover the taxes that would be due on the excess parachute payment – a "tax gross-up." However, that additional amount will not be paid unless the severance amount plus all other amounts that are considered parachute payments under the Code exceed 110% of the severance payment.

The table below estimates the severance payments that would be made to the named executive officers if they were terminated as of December 31, 2009 in connection with a change in control. There is no estimated tax gross-up included for Mr. Garrett because his estimated severance amount payable is below the amount considered excess parachute payment under the Code.

Name	Severance Amount ($)
M. D. Garrett	3,650,862
R. R. Labrato	417,375
M. A. Brown	563,042
D. E. Jones	461,511
J. A. Miller	437,715

COMPENSATION PROGRAM RISK

Southern Company reviewed its compensation policies and practices, including those of the Company, and concluded that excessive or inappropriate risk-taking is not encouraged. This conclusion was based on an assessment of the mix of pay components and performance goals, the annual pay/performance analysis by the Southern Company Compensation and Management Succession Committee's consultant, stock ownership requirements, Southern Company's compensation governance practices, and Southern Company's "claw-back" provision. The assessment was reviewed with the Southern Company Compensation and Management Succession Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Southern Company Compensation Committee is made up of non-employee directors of Southern Company who have never served as executive officers of Southern Company or the Company. During 2009, none of Southern Company's or the Company's executive officers served on the board of directors of any entities whose directors or officers serve on the Southern Company Compensation Committee.

STOCK OWNERSHIP TABLE

Southern Company is the beneficial owner of 100% of the outstanding common stock of the Company. The following table shows the number of shares of Common Stock owned by directors, nominees, and executive officers as of December 31, 2009. It is based on information furnished by the directors, nominees, and executive officers. The shares beneficially owned by all directors, nominees, and executive officers as a group constitute less than 1% of the total number of shares of Common Stock outstanding on December 31, 2009.

		Shares Beneficially Owned Include:		
Name of Directors, Nominees, and Executive Officers	**Shares Beneficially Owned(1)**	**Deferred Stock Units(2)**	**Shares Individuals Have Right to Acquire Within 60 Days(3)**	**Shares Held by Family Members(4)**
Robert L. Brown, Jr.	12,676	12,676	0	0
Anna R. Cablik	5,691	5,191	0	500
Michael D. Garrett	423,193	0	421,059	0
Stephen S. Green	5,773	0	0	0
David M. Ratcliffe	2,873,398	0	2,854,768	0
Jimmy C. Tallent	1,323	1,323	0	0
Beverly D. Tatum	599	538	0	0
D. Gary Thompson	17,411	7,411	0	0
Richard W. Ussery	37,194	0	0	0
W. Jerry Vereen	12,113	4,903	0	0
E. Jenner Wood, III	7,037	6,082	0	0
Mickey A. Brown	154,588	0	138,119	0
Douglas E. Jones	141,916	0	132,692	0
Ronnie R. Labrato	88,894	0	82,802	0
Joseph A. Miller	180,567	0	173,454	0
Cliff S. Thrasher (5)	109,281	0	105,438	1,000
Directors, Nominees, and Executive Officers as a group (18 people)	4,134,188	38,124	3,960,955	1,500

(1) "Beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, and/or investment power with respect to a security or any combination thereof.
(2) Indicates the number of Deferred Stock Units held under the Director Deferred Compensation Plan.
(3) Indicates shares of Common Stock that certain executive officers have the right to acquire within 60 days. Shares indicated are included in the Shares Beneficially Owned column.
(4) Each director and/or executive officer disclaims any interest in shares held by family members. Shares indicated are included in the Shares Beneficially Owned column.
(5) Mr. Thrasher retired effective March 31, 2009 and the shares reported for him are as of that date.

OTHER INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

No reporting person of the Company failed to file, on a timely basis, the reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended.

Certain Relationships and Related Transactions

Mr. E. Jenner Wood, III, a director of the Company, is chairman, president, and chief executive officer of SunTrust Bank, Central Banking Group and executive vice president of SunTrust Banks, Inc. Ms. Anna R. Cablik, a director of the Company, is a director of BB&T. Mr. Jimmy C. Tallent, a director of the Company, is president, chief executive officer, and director of United Community Banks, Inc. During 2009, these banks furnished a number of regular banking services in the ordinary course of business to the Company and certain of these banks served as an underwriter for certain of the Company's securities offerings. The Company intends to maintain normal banking relations with all of the aforesaid banks in the future.

During 2009, the Company purchased uniforms for $592,383 from Riverside Manufacturing Company. Mr. W. Jerry Vereen, a director of the Company, is chairman, president, and chief executive officer of Riverside Manufacturing Company.

Also, in 2009, the Company purchased reinforcing steel from Anasteel & Supply Company, LLC for $195,660. Ms. Anna R. Cablik is president of Anasteel & Supply Company, LLC.

In 2009, Mr. Norman D. Dennis, the brother-in-law of Mr. Richard W. Ussery, a director of the Company, was employed by the Company as an Environmental Manager and received compensation of $211,041.

In 2009, Mr. Thomas P. Bishop, an executive officer of the Company, received compensation of $369,916. Mr. W. Craig Barrs, who became an executive officer of the Company in 2009 received compensation of $502,731 in 2009.

The Company does not have a written policy pertaining solely to the approval or ratification of "related party transactions." However, Southern Company has a Code of Ethics as well as employment and compensation policies that govern the hiring and compensating of all employees including those named above. Southern Company also has a Contract Guidance Manual and other formal written procurement policies and procedures that guide the purchase of goods and services, including requiring competitive bids for most transactions above $10,000 or approval based on documented business needs for sole sourcing arrangements.